As filed with the Securities and Exchange Commission on January 4, 2008

Registration No. 333-147528

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEGERION PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	20-2960116
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

CenterPointe IV

1140 Route 22 East, Suite 304

Bridgewater, New Jersey 08807

(908) 707-2100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gerald Wisler

President and Chief Executive Officer

Aegerion Pharmaceuticals, Inc.

CenterPointe IV

1140 Route 22 East, Suite 304

Bridgewater, New Jersey 08807

(908) 707-2100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Jocelyn M. Arel, Esq. Michael H. Bison, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Christine Pellizzari, Esq. Vice President, General Counsel and Secretary Aegerion Pharmaceuticals, Inc. CenterPointe IV 1140 Route 22 East, Suite 304 Bridgewater, New Jersey 08807 (908) 707-2100	Jonathan L. Kravetz, Esq. Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated January 4, 2008

            Shares

Common Stock

This is the initial public offering of shares of common stock by Aegerion Pharmaceuticals, Inc. We are offering              shares of our common stock. The estimated initial public offering price is between $             and $             per share.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “AEGR.”

This investment involves risk. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Aegerion Pharmaceuticals, Inc.	$	$

The underwriters have a 30-day option to purchase up to                  additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2008.

Piper Jaffray	Thomas Weisel Partners LLC

Lazard Capital Markets	Collins Stewart LLC

The date of this prospectus is                     , 2008

TABLE OF CONT ENTS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page 9.

AEGERION PHARMACEUTICALS, INC.

Aegerion Pharmaceuticals is an emerging biopharmaceutical company focused on the development and commercialization of small-molecule therapeutics, or drug products consisting of single molecules, to treat cardiovascular and metabolic disease. Our two product candidates, AEGR-733 and AEGR-427 (implitapide), are microsomal triglyceride transfer protein inhibitors, or MTP-Is, which limit secretion of cholesterol and triglycerides, collectively referred to as lipids, from both the intestine and liver. In clinical trials, AEGR-733 and AEGR-427 (implitapide) have demonstrated an ability to significantly reduce levels of low-density lipoprotein cholesterol, or LDL-C, in the bloodstream. We believe these compounds have the potential to address significant unmet medical needs, on a stand-alone basis or in combination with existing therapies, for patients at very high to moderately high risk of experiencing life threatening events who seek to lower their lipid levels. Although lipid-lowering therapeutics represent one of the largest markets in the pharmaceutical industry, significant unmet medical needs remain for many patient populations.

We are developing our product candidates at higher doses to address patient populations who suffer from rare and serious diseases, such as the genetic disorders homozygous familial hypercholesterolemia, or HoFH, and heterozygous familial hypercholesterolemia, or HeFH, as well as severe hypertriglyceridemia. These patients have extremely elevated lipid levels and are at high risk of experiencing life threatening events. These conditions are so serious that HoFH and severe HeFH patients typically require plasma apheresis, a process similar to dialysis by which LDL-C particles are mechanically filtered from the blood.

We are also developing our product candidates at lower doses for broader patient populations. In particular, we believe our product candidates can address the unmet medical needs of patients who are unable to tolerate statins, the most commonly used class of drugs to lower LDL-C levels, or who are taking statins as monotherapy or in combination with non-statin therapies but are unable to achieve their target LDL-C levels. We estimate that approximately 1.5 million patients in the United States are statin-intolerant and unable to achieve their target LDL-C levels on non-statin therapy, such as the leading cholesterol absorption inhibitor Zetia (ezetimibe). Additionally, we estimate that, even if the most efficacious forms of existing therapies were to be utilized, as many as one-third of all patients in the United States at high risk for coronary heart disease, or approximately 8 million people, would not be able to achieve target LDL-C levels recommended by current and evolving therapeutic guidelines. In addition, elevated triglyceride levels have been linked to atherosclerosis, coronary heart disease and stroke.

Our Product Candidates

AEGR-733

Our lead product candidate, AEGR-733, is a MTP-I we are developing as an oral, once-a-day treatment for patients with hyperlipidemia who are at very high to moderately high risk of experiencing a cardiovascular event who are unable to meet target LDL-C levels on other therapies and patients with severe hypertriglyceridemia. In

January 2007, The New England Journal of Medicine published the results of a Phase II clinical trial of AEGR-733, in patients with HoFH, a rare genetic disorder resulting in severely elevated levels of LDL-C (400-800 mg/dL). In light of the risk/benefit profile of this very high-risk patient population, we believe AEGR-733 at higher doses may be appropriate in order to provide reductions in LDL-C to reduce or potentially even eliminate the need for plasma apheresis. Such a therapeutic outcome would have a significant impact on risk for future cardiovascular events and be a transformative event in the lives of these patients.

In October 2007, the U.S. Food and Drug Administration, or FDA, granted AEGR-733 orphan drug status for the treatment of HoFH. The FDA grants orphan drug status to drugs intended to treat a rare disease or condition, which is generally defined as a disease or condition that affects fewer than 200,000 individuals in the United States. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. A pivotal Phase III clinical trial, to be funded by us and the FDA under its orphan drug clinical research grant program, was initiated in the fourth quarter of 2007. If this clinical trial is successful, we expect to submit a new drug application, or NDA, with the FDA for this indication.

In February 2007, we announced the results of a twelve-week Phase II clinical trial that evaluated AEGR-733 as monotherapy compared to Zetia (ezetimibe) as monotherapy, as well as AEGR-733 in combination with Zetia (ezetimibe) in the broader population of patients with hypercholesterolemia. We believe the results of this Phase II trial demonstrate the potential LDL-C lowering efficacy of AEGR-733 at lower doses when used as a monotherapy, as well as the potential additive effect of AEGR-733 when used in combination with Zetia (ezetimibe). In the fourth quarter of 2007, we initiated patient screening for a randomized, double-blind, placebo-controlled, parallel group Phase II clinical trial to evaluate the safety and efficacy of the combination of AEGR-733 with the statin Lipitor (atorvastatin) versus Lipitor (atorvastatin) alone and AEGR-733 alone in patients with hypercholesterolemia. We also initiated in the fourth quarter of 2007 a randomized, placebo-controlled, double-blind Phase II clinical trial designed to investigate the effects of AEGR-733 on levels of hepatic fat as monotherapy and in combination with other lipid-lowering therapies.

AEGR-427 (implitapide)

Our second product candidate, AEGR-427 (implitapide), is a MTP-I we are developing as an oral, once-a-day treatment for patients with severe hypertriglyceridemia and patients with hyperlipidemia who are at very high to moderately high risk of experiencing a cardiovascular event who seek to lower their lipid levels. In addition to lowering LDL-C, we believe AEGR-427 (implitapide) may have greater effect in the intestine, and thus may have relatively greater potential for lowering dietary triglycerides and causing weight loss. In 2008, we expect to initiate three Phase II clinical trials to evaluate the safety and efficacy AEGR-427 (implitapide) as monotherapy and in combination with other lipid-lowering therapies.

Our Strategy

Our objective is to develop and commercialize promising therapeutics to address unmet medical needs in cardiovascular and metabolic disease. To achieve this objective, we intend to:

•	Advance the development of our product candidates for use as monotherapy or, more likely, in combination with existing lipid-lowering therapies:

•	at higher doses to address the unmet medical needs of patient populations who suffer from rare and serious diseases, such as HoFH, HeFH and severe hypertriglyceridemia;

•

at lower doses in combination with non-statin therapies to potentially provide statin-like efficacy to address the needs of statin-intolerant patients who are not able to achieve their target LDL-C levels using Zetia (ezetimibe) or other currently available therapies; and

•	at lower doses in combination with statins to address the needs of patients who are unable to achieve their target LDL-C levels recommended by current and evolving therapeutic guidelines.

•	Leverage our management team’s significant experience and third-party relationships in developing and commercializing successful lipid-lowering therapeutics.

•	Focus on cardiovascular and metabolic drug development by building an extended portfolio of candidates aimed at these diseases.

Recent Developments Related to Our Product Candidates

Partial Clinical Hold

In June 2007, we received notice from the FDA of a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates. Based on our discussions with the FDA, we understand that the FDA issued such notices to all sponsors of MTP-Is. The partial clinical hold does not affect any of our planned Phase II clinical trials, none of which are designed to exceed six months in duration. In addition, the FDA waived application of this partial clinical hold for the 18 month pivotal Phase III clinical trial of AEGR-733 in patients with HoFH.

The FDA has requested that we collect additional preclinical data to assess the risk for pulmonary phospholipidosis, which is the accumulation of phospholipids in lung cells, with long-term use of these compounds. Prior preclinical studies of AEGR-733 and AEGR-427 (implitapide) have explored this issue. We understand the FDA has undertaken a broader initiative to understand phospholipidosis in those drugs commonly evidencing this phenomenon, typically characterized as cationic (positively charged) and lipophilic (soluble in lipids). MTP-Is are cationic and lipophilic. More than 20 FDA-approved marketed drugs, including commonly prescribed or over-the-counter medications such as Prozac, Zantac and Claritin, are cationic and lipophilic and have shown evidence of pulmonary and other forms of phospholipidosis in preclinical animal studies. Animals of different species can respond differently to drug exposure and to date there are no known functional consequences of pulmonary phospholipidosis in animals or humans.

With regard to the clinical hold, the FDA has requested that we conduct a three-month, repeat-dose rat toxicology study that includes a recovery group and a sufficient number of active doses to establish the level of exposure at which there is no biologically or statistically significant increase in the frequency or severity of pulmonary phospholipidosis, a level which is commonly referred to as the no observable adverse effect level, or NOAEL. The FDA has also requested an electron microscopy lung tissue analysis. We expect to initiate these preclinical studies for AEGR-733 and AEGR-427 (implitapide) in the first half of 2008. Although pulmonary phospholipidosis is not readily monitorable in the clinical setting, we also plan to monitor the effect of AEGR-733 and AEGR-427 (implitapide) on pulmonary function through pulmonary function testing as part of our planned Phase II hepatic imaging trials of AEGR-733 and AEGR-427 (implitapide) and the pivotal Phase III trial of AEGR-733 in patients with HoFH. In prior human clinical trials with AEGR-733 and AEGR-427 (implitapide) in which pulmonary function testing has been conducted, there has been no evidence of any complication of pulmonary function.

The additional preclinical studies requested by the FDA may result in significant increases in estimated time and expense of obtaining FDA approval for our product candidates. In addition, if we are not able to successfully complete the preclinical studies required by the FDA, or otherwise satisfy the FDA’s concerns related to pulmonary phospholipidosis, in particular with respect to broader patient populations beyond those patients with severe genetic disorders such as HoFH, we could be delayed in, or prevented from, obtaining regulatory approval of our product candidates.

Phase II Clinical Trial to Evaluate the Safety and Efficacy of AEGR-733 +/- Lipitor (atorvastatin)

Also in June 2007, we voluntarily halted a Phase II clinical trial to evaluate the safety and efficacy of AEGR-733 +/- Lipitor (atorvastatin) in patients with hypercholesterolemia because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events at a rate, severity and rapidity of onset that was inconsistent with our prior clinical experience with this drug. After extensive testing and other investigation, we believe the cause of these adverse events was the introduction into our clinical supplies of the bacterium Bacillus cereus, or B. cereus, which is most often identified with food borne illness. We subsequently manufactured a new lot of active pharmaceutical ingredient, or API, and a new lot of clinical supplies utilizing a previously tested lot of API. A subsequent clinical trial of AEGR-733 conducted using this newly manufactured lot of clinical supplies did not result in a discontinuation rate consistent with that experienced in the halted AEGR-733 +/- Lipitor (atorvastatin) trial. Although we halted this Phase II clinical trial, we believe the partial data collected from the trial demonstrates the potential for a significant additive effect of this compound when used in combination with Lipitor (atorvastatin). Using our newly manufactured and tested lot of clinical supplies, we initiated a new Phase II clinical trial of AEGR-733 +/- Lipitor (atorvastatin) in patients with hypercholesterolemia in the fourth quarter of 2007.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We have a limited operating history, have incurred substantial net losses, and had a deficit accumulated during development stage of $23.6 million as of September 30, 2007.

•	We expect to continue to incur substantial losses for the foreseeable future, and we expect these losses to increase as we conduct larger scale trials for our product candidates.

•	Our product candidates are undergoing clinical trials, and failure is common and can occur at any stage of development.

•

The FDA has imposed a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates, and if we are unable to successfully complete the preclinical studies required by the FDA, or otherwise satisfy the FDA’s concerns related to pulmonary phospholipidosis, in particular with respect to broader patient populations beyond those patients with severe genetic disorders such as HoFH, we could be delayed in, or prevented from, obtaining regulatory approval of our product candidates.

•

Our product candidates may cause undesirable side effects, such as gastrointestinal adverse events or the accumulation of fat in the liver, or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label.

•	Even if we succeed in obtaining regulatory approval for one or both of our product candidates, we may never generate sufficient revenue to achieve and sustain profitability.

•	Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our product candidates, AEGR-733 and AEGR-427 (implitapide).

•	We can provide no assurance to you that our future clinical trials for AEGR-733 and AEGR-427 (implitapide) will achieve positive results.

•

We cannot be certain that the National Cholesterol Education Program will establish guidelines advising a target LDL-C goal of <70 mg/dL for all high-risk patients, and if these guidelines are not established, our competitive position, revenues and business prospects may be harmed.

Corporate Information

We were founded in 2005 as a Delaware corporation. Our principal executive offices are located at CenterPointe IV, 1140 Route 22 East, Suite 304, Bridgewater, New Jersey 08807, and our telephone number is (908) 707-2100. Our web site address is www.aegerion.com. The information on our web site is not part of this prospectus.

Aegerion is a registered trademark of Aegerion Pharmaceuticals, Inc. in the United States and a trademark in other countries. This prospectus also includes other trademarks of Aegerion Pharmaceuticals, Inc. and other persons.

Except where the context requires otherwise, in this prospectus “Company,” “Aegerion,” “we,” “us” and “our” refer to Aegerion Pharmaceuticals, Inc.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We plan to use the net proceeds of this offering for repayment of debt and to fund the continued clinical development of AEGR-733 and AEGR-427 (implitapide) and for general corporate purposes, such as general and administrative expenses, capital expenditures, working capital, prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products or companies that complement our business. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	AEGR

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on 17,806,029 shares of our common stock outstanding as of December 31, 2007 and excludes:

•	1,197,224 shares subject to options outstanding as of December 31, 2007 and having a weighted average exercise price of $3.85 per share;

•	80,678 shares subject to warrants outstanding as of December 31, 2007 and having a weighted average exercise price of $5.27 per share; and

•	effective upon completion of this offering, 4,600,000 additional shares reserved for future issuance under our equity compensation plans.

In addition, unless otherwise noted, throughout this prospectus the number of shares of common stock to be outstanding after this offering reflects the conversion of the 16,022,377 outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon upon completion of this offering into 13,461,059 shares of common stock. Each share of our Series A redeemable convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series A per share purchase price of $1.8599 plus an accumulated dividend of 7% per year (which is calculated on a daily basis and compounded annually) by (2) a conversion price equal to $2.7368 per share. Each share of our Series B redeemable convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series B per share purchase price of $4.62 plus an accumulated dividend of 7% per year (which is calculated on a daily basis and compounded annually) by (2) a conversion price equal to $4.62 per share. For purposes of calculating the number of shares of common stock into which the redeemable convertible preferred stock will be convertible upon completion of the offering, we have assumed the closing of this offering occurs on January 31, 2008 which would result in accumulated dividends of $0.2891 per share of Series A redeemable convertible preferred stock, accumulated dividends of $0.0744 per share of Series B redeemable convertible preferred stock and aggregate accumulated dividends of $0.3635 per share on all outstanding shares of redeemable convertible preferred stock.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase              shares of our common stock in this offering and also reflects:

•	the filing of an amended and restated certificate of incorporation and the adoption of our amended and restated by-laws prior to the closing of this offering;

•	a 1-for-1.47 reverse split of our common stock effected on May 25, 2007; and

•	a -for- reverse split of our common stock to be effected prior to the closing of this offering.

Summary Financial Data

The following tables summarize financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The statements of operations data for the period from February 4, 2005 (Inception) to December 31, 2005 and for the year ended December 31, 2006 are derived from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2006 and 2007, and for the period from February 4, 2005 (Inception) to September 30, 2007, and the balance sheet data as of September 30, 2007, from our unaudited financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	February 4, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006		Nine Months Ended September 30,			Period From February 4, 2005 (Inception) to September 30, 2007
				2006	2007
				(Unaudited)			(Unaudited)
Statements of Operation Data:
Operating expenses:
Research and development	$141,250		$3,801,924	$2,833,457		$10,667,671	$14,610,845
General and administrative	1,047,193		3,237,577	2,102,670		4,621,795	8,906,565

Total operating expenses	1,188,443		7,039,501	4,936,127		15,289,466	23,517,410

Loss from operations	(1,188,443)		(7,039,501)	(4,936,127)		(15,289,466)	(23,517,410)
Interest expense	(235,978)		—	—		(721,585)	(957,563)
Change in fair value of warrant liability	—		—	—		428,186	428,186
Interest income	17,801		871,405	654,116		725,631	1,614,837

Net loss	(1,406,620)		(6,168,096)	(4,282,011)		(14,857,234)	(22,431,950)
Less: accretion of preferred stock dividends	(74,162)		(1,652,025)	(1,210,868)		(1,215,297)	(2,941,484)

Net loss attributable to common stockholders	$(1,480,782)		$(7,820,121)	$(5,492,879)		$(16,072,531)	$(25,373,434)

Basic and diluted net loss attributable to common stockholders per share	$(0.89)		$(3.40)	$(2.52)		$(5.42)

Weighted average shares outstanding—basic and diluted(1)	1,660,340		2,298,331	2,180,968		2,964,883

Pro forma basic and diluted net loss attributable to common stockholders per share(2)		$			$

Pro forma weighted average shares outstanding—basic and diluted(1)(2)

(1)	For accounting purposes only, the number of issued and outstanding shares does not include 2,146,140 shares of restricted stock in 2005, 1,608,078 shares of restricted stock in 2006, 1,805,922 shares of restricted stock at September 30, 2006 and 1,166,174 shares of restricted stock at September 30, 2007. These shares are subject to a risk of repurchase by us until such shares are vested. See Note 1 to our financial statements for more information.
(2)	The pro forma basic and diluted net loss per share gives effect to the conversion of all outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon into shares of common stock upon the completion of this offering, assuming the closing of this offering occurs on January 31, 2008. See “Prospectus Summary—General Information About This Prospectus.”

The summary balance sheet data as of September 30, 2007 is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the receipt by us of net proceeds of $17.5 million from the sale of 3,810,773 shares of Series B redeemable convertible preferred stock on November 9, 2007 at a purchase price of $4.62 per share, and the filing by us of an amended and restated certificate of incorporation in connection therewith;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon into 13,461,059 shares of common stock upon completion of this offering, assuming the closing of this offering occurs on January 31, 2008; and

•

the reclassification of our warrant agreement with Hercules Technology Growth Capital, Inc., or Hercules, from liabilities to equity upon the conversion of our Series A redeemable convertible preferred stock into common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to:

•

the receipt by us of net proceeds of $             million from the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the use of $10.5 million of the net proceeds of this offering to repay our outstanding indebtedness to Hercules, as described under “Use of Proceeds.”

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$14,639,253	$	$
Total assets	16,550,647
Short term debt	9,391,720
Total liabilities	14,609,097
Redeemable convertible preferred stock	25,564,151
Deficit accumulated during development stage	(23,625,951)
Total stockholders’ equity (deficiency)	$(23,622,601)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are a development stage company with a limited operating history. To date we have focused on developing our two product candidates, AEGR-733 and AEGR-427 (implitapide). We have financed our operations exclusively through private placements of preferred stock, venture debt and convertible debt and have incurred losses in each year since our inception in February 2005. Net losses were $1.4 million in 2005, $6.2 million in 2006, and $4.2 million and $14.9 million for the nine months ended September 30, 2006 and 2007, respectively. As of September 30, 2007, we had a deficit accumulated during development stage of $23.6 million. Substantially all of the operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs associated with our operations. We expect to incur additional and increasing operating losses over the next several years. These losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with ongoing and planned Phase II and planned pivotal Phase III clinical trials and other studies for our product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we may incur significant sales, marketing, in-licensing and outsourced manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from our product candidates and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development-stage product candidates, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless or until we obtain regulatory approval of, and commercialize, our product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•

obtain favorable results for and progress the continued clinical development of AEGR-733, including successful completion of the additional Phase II clinical trials for the management of high cholesterol, which were initiated in the fourth quarter of 2007, and a pivotal Phase III clinical trial for the management of high cholesterol in patients with HoFH, which was initiated in the fourth quarter of 2007;

•

obtain favorable results for and progress the continued clinical development of AEGR-427 (implitapide), including the initiation in 2008 of three additional Phase II clinical trials for the management of high cholesterol;

•

complete the preclinical study required by the FDA and demonstrate a satisfactory safety margin with respect to pulmonary phospholipidosis as a condition precedent to initiating clinical trials of longer than six months for AEGR-733 and AEGR-427 (implitapide), which trials will be necessary to obtain regulatory approval of our compounds, in particular for the broader patient populations beyond patients with HoFH or similar conditions;

•	fund additional clinical trials for AEGR-733 and AEGR-427 (implitapide) for the management of high cholesterol, including pivotal Phase III clinical trials;

•	obtain regulatory approval for AEGR-733 and AEGR-427 (implitapide);

•	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels if regulatory approvals are received; and

•	establish sales and marketing capabilities or identify and enter into one or more strategic collaborations to effectively market and sell our product candidates.

Even if one or more of our product candidates is approved for commercial sale, which we do not expect to occur for several years, any approved product candidate may not gain market acceptance or achieve commercial success. In addition, we would anticipate incurring significant costs associated with commercializing any approved product. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenues, we will not become profitable and may be unable to continue operations without continued funding.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise additional capital to fund our operations and to develop our product candidates. Our future capital requirements will be substantial and will depend on many factors including:

•	the scope, size, rate of progress, results and costs of our preclinical studies, clinical trials and other development activities for our product candidates;

•	our ability to establish and maintain collaborative arrangements;

•	the cost, timing and outcomes of regulatory proceedings;

•	revenues received from approved products, if any, in the future;

•	payments received under any strategic partnerships;

•	the cost of filing, prosecuting and enforcing patent claims; and

•

the costs associated with commercializing our product candidates if they receive regulatory approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell any approved products.

We anticipate that the net proceeds of this offering and interest earned thereon, together with existing cash, cash equivalents and marketable securities, will enable us to maintain our currently planned operations at least through the next twelve months. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

•	terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates; or

•	delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, if approved for sale.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaboration, strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in February 2005. Our operations to date have been limited to organizing and staffing our company and conducting product development activities for our two product candidates, AEGR-733 and AEGR-427 (implitapide). We have not yet demonstrated an ability to obtain regulatory approval for or commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed various new requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Associated with Development and Commercialization of Our Product Candidates

We depend entirely on the success of our two product candidates, AEGR-733 and AEGR-427 (implitapide), which are still under clinical development. We cannot be certain that either product candidate will receive regulatory approval or be successfully commercialized.

We currently have only two product candidates in clinical development, and our business currently depends entirely on their successful development and commercialization. We have no drug products for sale currently and we may never be able to develop marketable drug products. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted a NDA or received marketing approval for either of our product candidates. Obtaining approval of a NDA is an extensive, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA may not deem a product candidate safe and effective;

•	the FDA may not find the data from preclinical studies and clinical trials sufficient to support approval;

•	the FDA may not approve of our third-party manufacturers’ processes and facilities; or

•	the FDA may change its approval policies or adopt new regulations.

Both of our product candidates are still in the early stages of development and remain subject to clinical testing and regulatory approval. If we are unable to successfully develop and test our product candidates, we will not be successful.

To date, we have not marketed, distributed or sold any product candidates. The success of our business depends primarily upon our ability to develop and commercialize our product candidates successfully. Our only two product candidates are AEGR-733 and AEGR-427 (implitapide), neither of which has been approved for sale by the FDA. Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of AEGR-733, AEGR-427 (implitapide) or any other product candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication. Despite our efforts, our product candidates may not:

•	offer therapeutic or other improvement over existing, comparable drugs;

•	be proven safe and effective in clinical trials;

•	meet applicable regulatory standards;

•	be capable of being produced in commercial quantities at acceptable costs; or

•	be successfully commercialized.

Positive results in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials, and promising results from early clinical trials of a product candidate may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials and ongoing clinical trials for AEGR-733 and AEGR-427 (implitapide) may not be predictive of the results we may obtain in later stage trials. Our preclinical studies or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. We do not expect any of our product candidates to be commercially available for at least several years.

The FDA has instituted a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates, because of the concern that MTP-Is may lead to phospholipid accumulation in lung cells. If the FDA’s concerns lead to a significant delay in the commencement of any of our clinical trials or the failure of our product candidates to obtain regulatory approval, our business will be materially adversely affected.

In June 2007, we received notice from the FDA of a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates. Based on our discussions with the FDA, we understand that the FDA issued such notices to all sponsors of MTP-Is. The FDA has requested that we collect additional preclinical data to assess the risk for pulmonary phospholipidosis, which is the accumulation of phospholipids in lung cells, with long-term use of these compounds. Prior preclinical studies of AEGR-733 and AEGR-427 (implitapide) have explored this issue. We also understand the FDA has undertaken a broader initiative to understand phospholipidosis in those drugs commonly evidencing this phenomenon, typically characterized as cationic (positively charged) and lipophilic (soluble in lipids). MTP-Is are cationic and lipophilic. More than 20 FDA-approved marketed drugs, including commonly prescribed or over-the-counter medications such as Prozac, Zantac and Claritin, are cationic and lipophilic and have shown evidence of pulmonary and other forms of phospholipidosis in preclinical animal studies. Animals of different species can respond differently to drug exposure and to date there are no known functional consequences of pulmonary phospholipidosis in animals or humans.

With regard to the clinical hold, the FDA has requested that we conduct a three-month, repeat-dose rat toxicology study that includes a recovery group and a sufficient number of active doses to establish the level of exposure at which there is no biologically or statistically significant increase in the frequency or severity of pulmonary phospholipidosis, which is commonly referred to as the no observable adverse effect level, or NOAEL. The FDA has also requested an electron microscopy lung tissue analysis. We expect to initiate these preclinical studies for both AEGR-733 and AEGR 427 (implitapide) in the first half of 2008. Although pulmonary phospholipidosis is not readily monitorable in the clinical setting, we also plan to monitor the effect of AEGR-733 and AEGR-427 (implitapide) on pulmonary function through pulmonary function testing as part of our planned Phase II hepatic imaging trials of AEGR-733 and AEGR-427 (implitapide) and the pivotal Phase III trial of AEGR-733 in patients with HoFH.

The partial clinical hold does not affect any of our planned Phase II clinical trials, none of which are designed to exceed six months in duration. In addition, the FDA waived application of this partial clinical hold for the 18-month pivotal Phase III clinical trial of AEGR-733 in patients with HoFH. However, we expect that Phase III trials we may conduct in the future for AEGR-733 and AEGR-427 (implitapide) will be longer than six months.

The additional preclinical studies requested by the FDA may result in significant increases in estimated time and expense of obtaining FDA approval for our product candidates. In addition, if we are not able to successfully complete the preclinical studies required by the FDA, or otherwise satisfy the FDA’s concerns related to pulmonary phospholipidosis, in particular with respect to broader patient populations beyond those patients with severe genetic disorders such as HoFH, we could be delayed in, or prevented from, obtaining regulatory approval of our product candidates.

In earlier studies our product candidates were found to cause undesirable side effects at high doses, and even at the lower doses that we intend to pursue our product candidates may continue to cause such side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label.

Undesirable side effects caused by our product candidates could cause us, regulatory authorities or institutional review boards to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities. In earlier studies conducted by Bristol-Meyers Squibb Company, or BMS, and Bayer Healthcare AG, or Bayer, our product candidates were found to cause undesirable side effects.

For example, in preclinical tests, rodents who received AEGR-733 experienced pulmonary phospholipidosis. As noted above, in June 2007, we received notice from the FDA of a partial clinical hold of clinical trials of longer than six months duration for our MTP-I product candidates. If we are not able to successfully complete the studies required by the FDA, or otherwise satisfy the FDA’s concerns related to pulmonary phospholipidosis, we could be delayed in, or prevented from, obtaining regulatory approval of our product candidates. See “—The FDA has instituted a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates …”

In addition, early Phase I and Phase II clinical trials of AEGR-733 conducted by BMS and the University of Pennsylvania at doses between 25 mg and 100 mg were associated with a very high rate of gastrointestinal adverse events as well as the accumulation of fat in the liver (hepatic fat) in a significant percentage of the trial subjects. Similar findings were observed in early Phase I and Phase II clinical trials of AEGR-427 (implitapide) conducted by Bayer at doses of 80 mg and 160 mg. We intend to develop both AEGR-733 and AEGR-427 (implitapide) for the broader patient populations at significantly lower doses (2.5 mg to 10 mg for AEGR-733 and 30 mg to 40 mg for AEGR-427 (implitapide)) than those previously studied, and we believe there may be a significant reduction in adverse events at such lower doses, however we cannot assure you that this will be the case.

In June 2007, we voluntarily halted a Phase II clinical trial of AEGR-733 alone and in combination with Lipitor (atorvastatin) at doses of between 2.5 mg to 10 mg because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events at a rate, severity and rapidity of onset inconsistent with prior clinical data for AEGR-733. After extensive testing and other investigation, we believe the cause of these adverse events was the introduction into our clinical supplies of the bacterium B. cereus, which is most often identified with food borne illness. The existence of microbial contamination is consistent with the nature and intensity of the adverse events experienced in this trial. In previous studies, all of which were conducted using a different lot of API, adverse events were milder, less frequent and typically experienced only after a few days of treatment. However, we cannot be certain that we have identified the actual cause of these adverse events, or that microbial contamination was the only cause of these adverse events. See also “—We currently depend on third-party manufacturers….”

Also, while in the previous trials of AEGR-733 the most significant increases in hepatic fat accumulation were associated with the highest doses, increases in hepatic fat to levels of between 6% and 24% were observed at doses of less than 10 mg in some patients with pre-existing HoFH. In addition, in the completed Phase II trial of AEGR-733 in combination with Zetia (ezetimibe), the primary reason for discontinuation of therapy in patients treated with AEGR-733 were increases in liver enzymes. Although the clinical significance of increases in hepatic fat is unknown, and other drugs approved by the FDA are known to increase accumulation of hepatic fat, we cannot assure you that if significant hepatic fat accumulation is demonstrated in future clinical trials of our product candidates or if other liver-related side effects occur, regulatory approval will not be delayed or prevented.

In the fourth quarter of 2007, patient screening was initiated for a Phase II clinical trial to evaluate hepatic fat accumulation as measured by magnetic resonance spectroscopy, or MRS, imaging in hypercholesterolemic patients receiving AEGR-733 as monotherapy or in combination with three other commonly used classes of lipid-lowering therapy. There can be no assurance that the results of this study will demonstrate that lower doses of AEGR-733, or its use in combination with other classes of lipid-lowering drug therapy, will mitigate the accumulation of hepatic fat. Nor can there be any assurance that our other product candidate, AEGR-427 (implitapide), will be distinctive enough from AEGR-733 to avoid any such class specific risks. We expect to initiate a Phase II clinical trial in 2008 in order to evaluate hepatic fat accumulation as measured by MRS imaging in hypercholesterolemic patients receiving AEGR-427 (implitapide) as monotherapy or in combination with other commonly used classes of lipid-lowering therapy. Even if a product candidate is approved, if future clinical trials of our product candidates demonstrate hepatic fat accumulation or other liver-related side effects, we cannot assure you that it would gain market acceptance over approved drugs with similar efficacy that do not have such side effects.

Our ongoing clinical trials for AEGR-733 and our planned clinical trials for AEGR-427 (implitapide) are aimed, in part, at better understanding the safety and tolerability of our MTP-I product candidates when used in combination with other drugs, including Zetia (ezetimibe) and statins (atorvastatin, simvastatin and rosuvastatin). We cannot assure you that our MTP-I product candidates, when used in combination with other drugs, will not result in an increased risk of liver damage or other undesirable side effects, which could delay or even prevent regulatory approval, or adversely effect the commercial prospects for any such product candidate. As an example, there have been recent reports suggesting a possible increase in the frequency of liver enzyme elevations when Zetia is combined with a statin versus when either the statin or Zetia is used alone.

Moreover, even if any of our product candidates receives regulatory approval, we or others may later identify undesirable side effects caused by the product, and in that event a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay or limit our ability to generate revenues.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	findings in preclinical studies, such as phospholipidosis;

•	obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•

recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	severe or unexpected drug-related side effects experienced by patients in a clinical trial; and

•	retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the trials, lack of efficacy or personal issues, or who are lost to further follow-up.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; and

•	lack of adequate funding to continue the clinical trial.

For example, in June 2007, we discontinued a Phase II clinical trial of AEGR-733 alone and in combination with Lipitor (atorvastatin) at doses of between 2.5 mg to 10 mg because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events at a rate, severity and time of onset inconsistent with prior clinical data for AEGR-733. After extensive testing and other investigation, we believe we have identified the probable cause of these adverse events was the introduction of the bacterium B. cereus, which is most often identified with food borne illness. The existence of microbial contamination by B. cereus is consistent with the nature and intensity of the adverse events experienced in this trial. In previous studies, all of which were conducted using a different lot of API, adverse events were milder, less frequent and typically experienced only after a few days of treatment. We subsequently manufactured a new lot of API and a new lot of clinical supplies utilizing a previously tested lot of API and we have instituted new quality control and testing procedures, including tests for microbial contamination, as part of our manufacturing process. A subsequent clinical trial of AEGR-733 conducted using these newly manufactured clinical supplies did not result in a discontinuation rate consistent with that experienced in the halted trial. See “—We currently depend on third-party manufacturers….” Using our newly manufactured and tested lot of clinical supplies, we initiated a new Phase II clinical trial of AEGR-733 +/- Lipitor (atorvastatin) in subjects with hypercholesterolemia in the fourth quarter of 2007.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if regulatory approval is obtained, the regulatory authority may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. For example, the label ultimately approved by the FDA for AEGR-733 or AEGR-427 (implitapide), if approved, may include restrictions on use, including restrictions based upon evidence of hepatic fat accumulation, liver function test elevations or gastrointestinal distress. Our product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-market information. New legislation, which was enacted on September 27, 2007, gives the FDA significant new postmarket authority, including, for example, the authority to require labeling changes based on new safety information and to require postmarket studies or clinical trials to evaluate serious safety risks related to the use of a drug. The new law also gives the FDA the authority to require as part of an NDA the submission of a risk evaluation and mitigation strategy. Any risk evaluation and mitigation strategy required by the FDA may impose further requirements or restrictions on the use of an approved drug. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice, or cGMP, and other regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications submitted by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or request that we initiate a product recall.

Even if our product candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our product candidates.

If any of our product candidates for which we receive regulatory approval does not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

The commercial success any of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy compared to other products;

•	the relative convenience and ease of administration;

•	the continued acceptance of a paradigm of combination therapy in the treatment of hyperlipidemia by physicians;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in a product’s FDA-approved labeling;

•

availability of alternative treatments, including, in the case of AEGR-733 and AEGR-427 (implitapide), a number of competitive products already approved for the treatment of hyperlipidemia or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out of pocket in the absence of third-party coverage.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

We cannot be certain that the National Cholesterol Education Program will establish guidelines recommending a target LDL-C goal of <70 mg/dL for all high-risk patients. If these guidelines are not established, our competitive position, revenues and business prospects may be harmed.

We believe that the medical community is moving towards a recognition of the benefit to high-risk patients of achieving lower LDL-C targets, as indicated by the 2004 National Cholesterol Education Program update. Currently, the National Cholesterol Education Program, or NCEP, recommends a LDL-C level of <70 mg/dL as a therapeutic option for very high-risk patients and a treatment goal of <100 mg/dL for all high-risk patients. The 2004 NCEP update was widely endorsed by industry and thought leaders in the field, including the American Heart Association and the American College of Cardiology. Because currently available lipid-lowering therapies enable most high-risk patients to achieve a target goal of <100 mg/dL, if the NCEP does not determine that the <70 mg/dL LDL-C goal should also be applied to the general high-risk patient population, our target market may be limited to only very high-risk and specialty patients.

Recent federal legislation will increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

We may face competition for any of our product candidates, once approved, from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import lower priced versions of our product candidates and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force report issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. However, a number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification, and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, U.S. Customs and Border Protection and other government agencies. For example, Pub. L. No. 109-295, which was signed into law in October 2006 and provides appropriations for the Department of Homeland Security for the 2007 fiscal year, expressly prohibits U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act, or FDCA. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with any of our approved product candidates could negatively impact our profitability.

Our market is subject to intense competition. If we are unable to compete effectively, our product candidates may be rendered noncompetitive or obsolete.

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our present or future product candidates. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety profile, reliability, convenience of dosing, price and reimbursement.

The market for cholesterol-lowering therapeutics is especially large and competitive. The MTP-I compounds we are currently developing, if approved, will face intense competition, either as monotherapies or as combination therapies, from existing lipid-lowering therapies and potentially with other product candidates currently in development for the treatment of hyperlipidemia, including:

•	potentially with other MTP-Is currently being developed by Pfizer Inc., Surface Logix, Inc. and Japan Tobacco, Inc.;

•

currently approved fixed dosage combination therapies, such as Vytorin (ezetimibe/simvastatin), which is marketed by a joint-venture between Schering-Plough Corporation and Merck & Co., Inc., and Advicor (niacin extended-release/lovastatin tablets), which is marketed by Abbott Laboratories;

•

currently approved statins, such as Lipitor (atorvastatin), which is marketed by Pfizer Inc., Crestor (rosuvastatin), which is marketed by AstraZeneca PLC, and Zocor (simvastatin), which is marketed by Merck & Co., Inc;

•	Zetia (ezetimibe), which is marketed as a monotherapy by Merck/Schering-Plough Corporation and is currently the only FDA-approved cholesterol absorption inhibitor on the market, as well as potentially with cholesterol absorption inhibitors currently being developed by Sanofi-Aventis, Microbia, Inc. and other pharmaceutical companies;

•	other currently approved lipid-lowering therapies, such as Tricor (fenofibrate tablets) and Niaspan (niacin), both of which are marketed by Abbott Laboratories; and

•

other lipid-lowering therapies currently in development, such as the extended release formulation of niacin being developed by Merck & Co., Inc., the antisense apoB-100 inhibitor for lowering high cholesterol being developed by Isis Pharmaceuticals and the squalene synthase inhibitor for lowering high cholesterol being developed by Takeda Pharmaceutical Company Limited.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any approved product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to successfully commercialize any approved product candidates.

We have obtained product liability insurance coverage for our clinical trials with a $5 million annual aggregate coverage limit. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation to extend our patents and to obtain market exclusivity for our product candidates, our business may be materially harmed.

We believe that AEGR-733 and AEGR-427 (implitapide) are new chemical entities in the United States and may be eligible for market exclusivity under the FDCA, as amended by the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. Under sections 505(c)(3)(E)(ii) and 505(j)(5)(F)(ii) of the FDCA, as amended by the Hatch-Waxman Amendments, a new chemical entity that is granted regulatory approval may, in the absence of patent protections, be eligible for five years of marketing exclusivity in the United States following regulatory approval. This marketing exclusivity, if granted, would preclude approval during the exclusivity period of certain 505(b)(2) applications or certain abbreviated new drug applications submitted by another company for another version of the drug. However, there is no assurance that our compounds will be considered to be new chemical entities for these purposes or be entitled to the period of marketing exclusivity. If we are not able to gain or exploit the period of marketing exclusivity, we may face significant competitive threats to our commercialization of these compounds from other manufacturers, including the manufacturers of generic alternatives. Further, even if our compounds are considered to be new chemical entities and we are able to gain five years of marketing exclusivity, another company could also gain such marketing exclusivity under the provisions of the FDCA, as amended by the Hatch-Waxman Amendments, if such company can complete a full NDA with a complete human clinical trial process and obtain regulatory approval of its product.

Risks Related to Our Intellectual Property

If our patent position does not adequately protect our product candidates or any future products, others could compete against us more directly, which would harm our business.

As of the date of this prospectus, our AEGR-733 patent portfolio consists of five issued U.S. patents, one pending U.S. non-provisional patent application and related patents and pending applications in Europe, Australia, Japan, Canada, and Israel, which have been licensed to us in a specific field. The issued U.S. patents are scheduled to expire between 2013 and 2019. Our AEGR-427 (implitapide) patent portfolio contains four issued U.S. patents, two pending U.S. non-provisional applications, and related patents and pending applications in Europe, Australia, Asia, Africa, and South America. The issued U.S. patents are scheduled to expire between 2015 and 2017. We also have filed four U.S. patent applications (three non-provisional applications and one provisional application) and four international applications directed to pharmaceutical combinations of a MTP-I (for example, AEGR-733 or AEGR-427 (implitapide)) and other cholesterol lowering drugs, and to methods of using such combinations in certain dosing regimens to reduce serum cholesterol and/or triglyceride concentrations, or to treat and/or control obesity.

Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for our technologies, product candidates, and any future products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Our ability to use the patents and patent applications licensed to us and described above to protect our business will depend on our ability to comply with the terms of the applicable licenses and other agreements. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, product candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we will be able to successfully commercialize our products before some or all of our relevant patents expire;

•	we or our licensors were the first to make the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•

any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others will not have an adverse effect on our business.

Our preference is to first file for patent protection on the composition-of-matter of our product candidates and also claim their activities and methods for their production and use to the extent known at that time. As we learn more about the mechanisms of action and new methods of manufacture and use of our product candidates, we generally file additional patent applications for these new inventions. Although our patents may prevent others from making, using, or selling similar products, they do not ensure that we will not infringe the patent rights of third parties. For example, because we sometimes identify the mechanism of action or molecular target of a given product candidate after we know its structure and therapeutic use, we may not be aware until the mechanism or target is further elucidated that a third party has an issued or pending patent application claiming biological activities or targets that may cover our product candidate or its use. If such a patent exists or is granted in the future, we cannot provide assurances that a license will be available on commercially reasonable terms, or at all.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our product candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Likewise, third parties may challenge or infringe upon our existing or future patents. Under our license agreements with The Trustees of the University of Pennsylvania, or UPenn, and Bayer, we have certain rights, but not any obligation, to bring actions against an infringing third party (with respect to the patent rights licensed from UPenn, in the field licensed exclusively to us by UPenn). If we do not bring an action, the licensor may bring an action against the infringing party.

Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our product candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our product candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our product candidates.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials for our product candidates, and we rely on third parties such as contract research organizations, medical institutions, academic institutions (such as UPenn) and clinical investigators to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. However, if we sponsor clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. To date, our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining regulatory approvals for our product candidates and may be delayed in our efforts to successfully commercialize our product candidates for targeted diseases.

We do not have drug research or discovery capabilities, and will need to acquire or license existing drug compounds from third parties to expand our product candidate pipeline.

Both of our current product candidates have been licensed to us from third parties: AEGR-733 has been licensed to us by UPenn and AEGR-427 (implitapide) has been licensed to us by Bayer. We currently have no drug research or discovery capabilities. Accordingly, if we are to expand our product candidate pipeline beyond our two current drug candidates, we will need to acquire or license existing compounds from third parties. In addition, although we have the right to use AEGR-427 (implitapide) for any indication, our right to use AEGR-733 is limited to specified patient populations, such as patients with HoFH, severe hypercholesterolemia or severe hypertriglyceridemia. Accordingly, if we wished to expand the development of AEGR-733 to address other indications, we would need to expand our license agreement with The Trustees of the University of Pennsylvania. We will face significant competition in seeking to acquire or license promising drug compounds. Many of our competitors for such promising compounds may have significantly greater financial resources, and/or more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products, and thus, may be a more attractive option to a potential licensor than us. If we are unable to acquire or license additional promising drug compounds, we will not be able to expand our product candidate pipeline.

We currently depend on third-party manufacturers to produce our preclinical and clinical drug supplies and intend to rely upon third-party manufacturers to produce commercial supplies of any approved product candidates.

We have relied upon third parties to produce material for preclinical and clinical testing purposes and intend to continue to do so in the future. We also expect to rely upon third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining necessary regulatory approvals. If we are unable to arrange for third-party manufacturing, or unable to do so on commercially reasonable terms, we may not be able to successfully complete development of our product candidates or market them. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP. Any failure by our third-party manufacturers to comply with cGMP and/or failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for action by the FDA to withdraw approvals for product candidates previously granted to us and for other regulatory action.

We currently rely on a single manufacturer for the preclinical and clinical supplies of each of our product candidates and do not currently have relationships for redundant supply or a second source for any of our product candidates. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our product candidates or commercialization of any approved products. If for some reason our current contract manufacturers cannot perform as agreed, we may be required to replace them. Although we believe there are a number of potential replacements that could manufacture the clinical supply of our product candidates, we may incur added costs and delays in identifying and qualifying and such replacements. Furthermore, although we generally do not begin a clinical trial unless we have a sufficient supply of a product candidate for the trial, any significant delay in the supply of a product candidate for an ongoing trial due to the need to replace a third-party manufacturer could delay completion of the trial.

In addition, we cannot assure you that the preclinical and clinical supplies manufactured for us by third parties will be free from contamination or other manufacturing defects. In June 2007, we voluntarily halted a Phase II clinical trial of AEGR-733 because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events at a rate, severity and rapidity of onset inconsistent with prior clinical data for AEGR-733. After extensive testing and other investigation, we believe the cause was as microbial contamination, specifically the introduction of the bacterium B. cereus, which is most often identified with food borne illness. The existence of microbial contamination by B. cereus is consistent with the nature and intensity of the adverse events experienced in this trial. In previous studies, all of which were conducted using a different lot of API, adverse events were milder, less frequent and typically experienced only after a few days of treatment. We subsequently manufactured a new lot of API and a new lot of clinical supplies utilizing a previously tested lot of API using a third-party contract manufacturer and we have instituted new quality control and testing procedures, including tests for microbial contamination, as part of our manufacturing and encapsulation process. However, we cannot assure you that future lots of preclinical and clinical supplies will be free of contamination or other manufacturing defects.

If we receive regulatory approval of any of our product candidates, we currently expect to continue to rely upon third-party manufacturers to produce commercial supplies of any such approved product candidate. Accordingly, we will need to identify commercial-scale manufacturers, or our manufacturers of clinical supplies will need to increase their scale of production to meet our projected needs for commercial manufacturing. We cannot assure you that we will be able to identify, or reach agreement with, commercial scale manufacturers on commercially reasonably terms, or at all. If we are unable to do so, we will need to develop our own commercial-scale manufacturing capabilities, which could delay commercialization of any approved product candidates.

If we do not establish successful collaborations, we may have to alter our development plans.

Our drug development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses. We plan to seek to enter into collaborative arrangements to develop and commercialize our products, especially for target indications in which the potential collaborator has particular therapeutic expertise or that involve a large, primary care market that must be served by large sales and marketing organizations or for markets outside of North America. We intend to enter into these collaborations in order to:

•	fund our research and development activities;

•	access manufacturing capabilities of third parties;

•	help us conduct clinical trials; and

•	successfully commercialize any approved product candidates.

We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of our product candidates could be delayed or terminated.

We are not currently party to any collaborative arrangements, although we intend to pursue such arrangements prior to any commercialization of our two product candidates, AEGR-733 and AEGR-427 (implitapide). If we are successful in entering into collaborative arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if any future collaboration partner were to breach or terminate its arrangements with us, the development and commercialization of the affected product candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the product candidate on our own.

Much of the potential revenue from future collaborations may consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs developed. The milestone and royalty revenues that we may receive under these collaborations will depend upon our collaborator’s ability to successfully develop, introduce, market and sell new products. In addition, collaborators may decide to enter into arrangements with third parties to commercialize products developed under collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. Future collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

•

decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•

decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others (including our competitors), to treat the same diseases targeted by our own collaborative programs;

•	do not have sufficient resources necessary to carry the product candidate through clinical development, regulatory approval and commercialization; or

•	cannot obtain the necessary regulatory approvals.

Competition may negatively impact a partner’s focus on and commitment to our product candidate and, as a result, could delay or otherwise negatively affect the commercialization of our product candidate. If future collaboration partners fail to develop or effectively commercialize our product candidates for any of these reasons, we may not be able to replace the collaboration partner with another partner to develop and commercialize a product candidate under the terms of the collaboration. We may also be unable to obtain, on terms acceptable to us, a license from such collaboration partner to any of its intellectual property that may be necessary or useful for us to continue to develop and commercialize a product candidate.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing, and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain, and motivate qualified personnel.

We are highly dependent on Gerald Wisler, our President and Chief Executive Officer, Dr. William Sasiela, our Chief Medical Officer, and the other principal members of our executive and scientific teams listed under “Management.” We have entered into employment agreements with certain members of our executive and scientific teams, but any employee may terminate his or her employment with us at any time. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. Recruiting and retaining qualified scientific personnel and possibly sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We currently have a very limited number of employees, and we expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to the Securities Markets and Investment in Our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	plans for, progress in and results from clinical trials of AEGR-733 and AEGR-427 (implitapide);

•	the results of our planned three month preclinical studies of AEGR-733 and AEGR-427 (implitapide) to measure the effects of pulmonary phospholipidosis;

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	success or failure of products within the cardiovascular or metabolic disease therapeutic area;

•	discussion of us or our stock price by the financial press and in online investor communities; and

•	other risks and uncertainties described in these risk factors.

An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We currently intend to use the proceeds from this offering to fund the continued clinical development of AEGR-733 and AEGR-427 (implitapide) and for general and administrative expenses, capital expenditures, working capital needs, prosecution and maintenance of our intellectual property, and other corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

Our directors and management will exercise significant control over our company, which will limit your ability to influence corporate matters.

After this offering, our directors and executive officers and their affiliates will collectively control approximately     % of our outstanding common stock, assuming the underwriters do not exercise their option to cover overallotments. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future sales of our common stock may cause our stock price to decline.

Upon completion of this offering, there will be              shares of our common stock outstanding. Of these, shares are being sold in this offering (or              shares, if the underwriters exercise their over-allotment option in full) and will be freely tradable immediately after this offering (except for shares purchased by affiliates) and the remaining              shares may be sold upon expiration of lock-up agreements twelve months after the date of this offering (subject in some cases to volume limitations). In addition, as of December 31, 2007, we had outstanding options to purchase 1,197,224 shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders or optionholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 2007 Stock Option and Incentive Plan and 2007 Employee Stock Purchase Plan. Effective upon the completion of this offering, an aggregate of 4,600,000 shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $             per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since inception, but will only own approximately         % of the shares of common stock outstanding. In the past, we issued restricted stock and options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations related to the use of proceeds from this offering;

•	the progress and timing of our development and commercialization activities;

•	the timing and conduct of our clinical trials for our product candidates;

•	our expectations about the evidence and impact of pulmonary phospholipidosis with regard to our product candidates and the outcome of our preclinical studies in this regard;

•	our ability to obtain U.S. and foreign regulatory clearance for our product candidates and the ability of our product candidates to meet existing or future regulatory standards;

•	our expectations regarding the trend towards lower LDL-C guidelines, in particular whether the NCEP will lower its recommended LDL-C guidelines to <70 mg/dL for all high-risk patients;

•	the potential benefits and effectiveness of our product candidates;

•	the accuracy of our estimates of the size and characteristics of the markets that may be addressed by our product candidates;

•	our ability to manufacture sufficient amounts of our product candidates for clinical trials and products for commercialization activities;

•	our intention to seek to establish strategic partnerships for the development or sale of our product candidates;

•	the timing of commercializing our product candidates; and

•	other factors discussed elsewhere in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional working capital to fund anticipated operating losses, establish a public market for our common stock, and facilitate future access to the public markets. We estimate that we will use approximately $10.5 million of the net proceeds we receive in this offering to repay debt, including accrued interest, under our loan and security agreement with Hercules. As of September 30, 2007, we had outstanding $10.0 million in aggregate principal amount under this loan and security agreement, bearing interest at the prime lending rate, as published in the Wall Street Journal, plus 2.5% per annum, maturing in August 2010. We entered into this loan and security agreement in March 2007 and used the proceeds of this indebtedness for working capital purposes, principally to help pay costs associated with this offering.

We estimate that we will use the remaining proceeds of this offering as follows:

•	approximately $ to $ million of these net proceeds to fund preclinical studies of AEGR-733 of AEGR-427 (implitapide) to assess pulmonary phospholipidosis in these compounds;

•

approximately $             to $             million of these net proceeds to fund the continued clinical development of AEGR-733, including the two Phase II trials and a pivotal Phase III trial in patients with HoFH, each of which were initiated in the fourth quarter of 2007, which we believe will fund these trials through their completion;

•

approximately $             to $             million of these net proceeds to fund the continued clinical development of AEGR-427 (implitapide), including the initiation in 2008 of three additional Phase II trials, which we believe will fund these trials through their completion;

•

approximately $             million to $             million of these net proceeds to fund our preliminary proof-of-concept research and development efforts regarding AEGR-427 (implitapide) for potential future indications; and

•

the remaining net proceeds for general corporate purposes, such as general and administrative expenses, working capital, prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products, or companies that complement our business.

We have no current understandings, commitments, or agreements with respect to any acquisition of or investment in any technologies, products or companies.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks, and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other development activities, the establishment of collaborations, our manufacturing requirements and regulatory or competitive developments.

Assuming our current clinical programs proceed further to the next stage of clinical development, we do not expect our existing capital resources and the net proceeds we receive from this offering will be sufficient to enable us to fund the completion of any of our clinical development programs through FDA approval and commercial introduction. Accordingly, we expect we will need to raise additional funds. We anticipate that the proceeds of this offering, together with our existing resources, will be sufficient to fund our planned operations, including our continued product candidate development, at least through the next twelve months. However, we may require additional funds earlier than we currently expect in order to conduct additional clinical trials or seek regulatory approval of our product candidates. We may seek these funds through a combination of private and public equity offerings, debt financings and collaboration, strategic and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. Because of the risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of additional funds we will require in connection with our future anticipated clinical trials or to achieve FDA approval and commercial introduction of our product candidates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funding Requirements.” Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. Our board of directors will continue to have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness. In addition, under our loan and security agreement with Hercules, we are prohibited from declaring or paying any cash dividends. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis:

•

the receipt by us of net proceeds of $17.5 million from the sale of 3,810,773 shares of Series B redeemable convertible preferred stock on November 9, 2007 at a purchase price of $4.62 per share, and the filing by us of an amended and restated certificate of incorporation in connection therewith;

•

to give effect to the conversion of all outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon into 13,461,059 shares of common stock upon completion of this offering, assuming the closing of this offering occurs on January 31, 2008; and

•

the reclassification of our warrant agreement with Hercules from liabilities to equity upon the conversion of our Series A redeemable convertible preferred stock into common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to:

•	the filing of an amended and restated certificate of incorporation prior to the closing of this offering;

•

the receipt by us of net proceeds of $             million from the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the use of $10.5 million of the net proceeds of this offering to repay our outstanding indebtedness to Hercules, as described under “Use of Proceeds.”

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$14,639,253	$	$

Short-term debt	9,391,720
Warrant liability	292,414
Series A redeemable convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,211,604 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	25,564,151
Series B redeemable convertible preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual, pro forma and pro forma as adjusted	—
Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.001 par value, 22,000,000 shares authorized and 4,424,108 shares issued and outstanding, actual; 25,000,000 authorized and 17,865,167 shares issued and outstanding, pro forma; 125,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	4,424
Additional paid-in capital	—
Accumulated other comprehensive loss	(1,074)
Deficit accumulated during the development stage	(23,625,951)

Total stockholders’ equity (deficiency)	(23,622,601)

Total capitalization	$11,625,684	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial offering price of $             per share of our common stock, which is the midpoint of the range listed on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of September 30, 2007 was $            , or $             per share, based on shares of common stock outstanding as of September 30, 2007. Our pro forma net tangible book value as of September 30, 2007 was $            , or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, after taking into account the issuance of 3,810,773 shares of Series B redeemable convertible preferred stock on November 9, 2007 at a purchase price of $4.62 per share, and our reclassification of our warrant agreement with Hercules from liabilities to equity upon the conversion of our Series A redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2007 after giving effect to the conversion of all of our redeemable convertible preferred stock and accrued dividends thereon into 13,461,059 shares of our common stock upon completion of this offering, assuming the closing of this offering occurs on January 31, 2008.

After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $             million, or approximately $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$
Increase per share due to assumed conversion of preferred stock

Pro forma net tangible book value per share as of September 30, 2007	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2007 by approximately $             million, the pro forma as adjusted net tangible book value per share after this offering by $             and the dilution to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase per share attributable to new investors would be $             per share and the dilution to new investors would be $             per share.

The following table summarizes, as of September 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our redeemable convertible preferred stock and accrued dividends thereon into 13,461,059 shares of common stock, which will occur upon completion of this offering, assuming the closing of this offering occurs on January 31, 2008. The calculation below is based on an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to         % and will increase the number of shares held by new investors to , or         %.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes included elsewhere in this prospectus. The statements of operations data for the period February 4, 2005 (Inception) to December 31, 2005 and for the year ended December 31, 2006 were derived from our audited financial statements that are included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2006 and 2007, and the period from February 4, 2005 (Inception) to September 30, 2007, and the balance sheet data as of September 30, 2007 were derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared our unaudited financial statements on the same basis as our audited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Results for the nine months ended September 30, 2007 are not necessarily indicative of financial results that may be expected for the fiscal year ending December 31, 2007 or for any other future period.

	February 4, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006		Nine Months Ended September 30,			Period From February 4, 2005 (Inception) to September 30, 2007
				2006	2007
				(Unaudited)			(Unaudited)
Statements of Operation Data:
Operating expenses:
Research and development	$141,250		$3,801,924	$2,833,457		$10,667,671	$14,610,845
General and administrative	1,047,193		3,237,577	2,102,670		4,621,795	8,906,565

Total operating expenses	1,188,443		7,039,501	4,936,127		15,289,466	23,517,410

Loss from operations	(1,188,443)		(7,039,501)	(4,936,127)		(15,289,466)	(23,517,410)
Interest expense	(235,978)		—	—		(721,585)	(957,563)
Change in fair value of warrant liability	—		—	—		428,186	428,186
Interest income	17,801		871,405	654,116		725,631	1,614,837

Net loss	(1,406,620)		(6,168,096)	(4,282,011)		(14,857,234)	(22,431,950)
Less: accretion of preferred stock dividends	(74,162)		(1,652,025)	(1,210,868)		(1,215,297)	(2,941,484)

Net loss attributable to common stockholders	$(1,480,782)		$(7,820,121)	$(5,492,879)		$(16,072,531)	$(25,373,434)

Basic and diluted net loss attributable to common stockholders per share	$(0.89)		$(3.40)	$(2.52)		$(5.42)

Weighted average shares outstanding—basic and diluted(1)	1,660,340		2,298,331	2,180,968		2,964,883

Pro forma basic and diluted net loss attributable to common stockholders per share(1)(2)		$			$

Pro forma weighted average shares outstanding—basic and diluted(1)(2)

(1)	For accounting purposes only, the number of issued and outstanding shares does not include 2,146,140 shares of restricted stock in 2005, 1,608,078 shares of restricted stock in 2006, 1,805,922 shares of restricted stock at September 30, 2006 and 1,166,174 shares of restricted stock at September 30, 2007. These shares are subject to a risk of repurchase by us until such shares are vested. See Note 1 to our financial statements for more information.

(2)	The pro forma basic and diluted net loss per share gives effect to the conversion of all outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon into 13,461,059 shares of common stock upon the completion of this offering, assuming the closing of this offering occurs on January 31, 2008. See “Prospectus Summary—General Information About This Prospectus.”

	As of December 31,		As of September 30, 2007
	2005	2006
			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$22,115,427	$16,563,241	$14,639,253
Total assets	22,118,037	16,771,090	16,550,647
Short term debt	—	—	9,391,720
Deficit accumulated during the development stage	(1,406,620)	(8,630,149)	(23,625,951)
Total stockholders’ equity (deficiency)	(1,302,268)	(8,625,925)	(23,622,601)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and involves risk and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. For example, statements regarding our expectations as to future financial performance, expense levels and liquidity sources are forward-looking statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Background

Aegerion Pharmaceuticals is an emerging biopharmaceutical company focused on the development and commercialization of small-molecule therapeutics to treat cardiovascular and metabolic disease. Our two product candidates, AEGR-733 and AEGR-427 (implitapide), are MTP-Is, which limit secretion of cholesterol and triglycerides from both the intestine and liver. In clinical trials, AEGR-733 and AEGR-427 (implitapide) have demonstrated an ability to significantly reduce levels of LDL-C in the bloodstream. We believe these compounds have the potential to address significant unmet medical needs, on a stand-alone basis or in combination with existing therapies, for patients at very high to moderately high risk of experiencing life threatening events who seek to lower their lipid levels.

We are developing our product candidates at higher doses to address patient populations who suffer from rare and serious diseases, such as the genetic disorders HoFH and HeFH, as well as severe hypertriglyceridemia. These patients have extremely elevated lipid levels and are at high risk of experiencing life threatening events. We are also developing our product candidates at lower doses for broader patient populations. For example, we believe our product candidates can address the unmet medical needs of patients who are unable to tolerate statins, the most commonly used class of drugs to lower LDL-C levels, or who are taking statins as monotherapy or in combination with non-statin therapies but are unable to achieve their target LDL-C levels. Additionally, we estimate that, even if the most efficacious forms of existing therapies were to be utilized, as many as one-third of all patients in the United States at high risk for coronary heart disease, or approximately 8 million people, would not be able to achieve target LDL-C levels recommended by current and evolving therapeutic guidelines.

We hold exclusive worldwide rights to certain know-how and patents applicable to AEGR-733 and AEGR-427 (implitapide) pursuant to license agreements we completed in 2006 with UPenn and Bayer, respectively. Under these agreements, we are required to make payments to our licensors throughout the development phase of these compounds, including payments upon the completion of specified development milestones. If and when we obtain regulatory approval of, and commercialize, these compounds, we will be required to pay our licensors specified royalty payments on any net sales. For more information on these license agreements, see “Business—Licenses.”

In the fourth quarter of 2007, we initiated two Phase II clinical trials of AEGR-733 to further evaluate its potential role in reducing LDL-C in patients with hypercholesterolemia, and in the fourth quarter of 2007 a pivotal Phase III clinical trial of AEGR-733 for patients with HoFH was initiated. In 2008, we expect to initiate three additional Phase II clinical trials of AEGR-427 (implitapide) to further evaluate its potential role in reducing LDL-C in patients with hypercholesterolemia.

If approved for sale, we intend to market our product candidates ourselves and with a partner in the United States and through strategic collaborations outside of the United States. We currently contract with outside firms to manufacture clinical supplies of our product candidates and have no plans to establish internal manufacturing capabilities.

We commenced operations in February 2005. Since our inception, we have generated significant losses. As of September 30, 2007, we had a deficit accumulated during development stage of $23.6 million. We expect to incur substantial and increasing losses for the next several years as we:

•	advance the clinical development of AEGR-733 and AEGR-427 (implitapide);

•	advance the clinical development of potential new product candidates we may license or acquire in the future; and

•	add the necessary infrastructure to support our growth.

To date, we have funded our operations primarily through private placement of preferred stock, convertible debt and venture debt. As of September 30, 2007, we have had no revenue and have generated only interest income from short-term investments. We will need substantial additional financing to obtain regulatory approvals for our product candidates, fund operating losses and establish sales and marketing capabilities, which we will seek to raise through public or private equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing. There can be no assurance that such funds will be available on terms favorable to us, if at all. In addition to the normal risks associated with early-stage companies, there can be no assurance that we will successfully complete development of our product candidates, obtain adequate patent protection for our technology, obtain necessary government regulatory approval for our product candidates or that any approved product candidates will be commercially viable. In addition, we may not be profitable even if we succeed in commercializing any of our product candidates.

Revenue

To date, we have not generated any revenue from the sale of any product candidates. We do not expect to generate significant revenue unless or until we obtain regulatory approval of, and commercialize, our product candidates or in-license additional products that generate revenue. We intend to seek to generate revenue from a combination of product sales, up-front fees and milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the nature, timing and amount of milestone payments we may receive from our collaborative or strategic relationships, as well as revenue we may receive upon the sale of our products, to the extent any are successfully commercialized.

Research and Development Expenses

Since our inception, we have focused our activities on our product candidate development programs. We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•

fees paid to consultants and CROs in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, including all related fees such as for investigator grants, patient screening, lab work and statistical compilation and analysis;

•	costs related to production of clinical materials, including fees paid to contract manufacturers;

•	costs related to upfront and milestone payments under in-licensing agreements;

•	costs related to compliance with FDA regulatory requirements;

•	consulting fees paid to third parties; and

•	costs related to stock options or other stock-based compensation granted to personnel in development functions.

We expense both internal and external development costs as incurred. We are developing our product candidates in parallel, and we typically use our employee and infrastructure resources across several projects. Thus, some of our research and development expenses are not attributable to an individually-named project but rather are allocated across our clinical stage programs based on management estimates. These allocated expenses include salaries, stock based compensation charges and related fringe benefit costs for our employees, consulting fees and the fees paid to clinical suppliers.

The following table shows our total research and development expense for the period from February 4, 2005 (Inception) through December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and September 30, 2007.

	For the Period February 4, 2005 (Inception) to December 31, 2005	For the Year Ended December 31, 2006	For the Nine Months Ended September 30,
			2006	2007
Research and development expenses:
AEGR-733	$141,250	$3,051,924	$2,070,095	$9,916,651
AEGR-427 (implitapide)	—	750,000	763,362	751,020

Total research and development expenses	$141,250	$3,801,924	$2,833,457	$10,667,671

We expect our research and development expenses to increase significantly as we continue to develop our product candidates. In the fourth quarter of 2007, two Phase II clinical trials of AEGR-733 were initiated to further evaluate its potential role in reducing LDL-C in patients with hypercholesterolemia, and in the fourth quarter of 2007, a pivotal Phase III clinical trial of AEGR-733 for patients with HoFH was initiated, funded in part through a grant from the FDA under its orphan products grant program.

Under the terms of this grant, the FDA awarded the University of Pennsylvania approximately $1.0 million to be paid in annual installments over the three-year period ended January 31, 2009. The Phase III clinical trial of AEGR-733 in patients with HoFH is being conducted by Daniel J. Rader of the University of Pennsylvania and a member of our scientific advisory board through a sponsor-investigator investigational new drug application. We have agreed to pay a portion of the cost of this Phase III clinical trial in exchange for the right to use data generated from the trial to support our own regulatory filings.

We currently estimate that the costs to us for the Phase II trials will be approximately $             million and for the pivotal Phase III trial will be approximately $             million, in each case exclusive of internal personnel costs associated with conducting these trials. We expect to initiate three Phase II trials for AEGR-427 (implitapide) during 2008. We currently estimate that the costs to us for these trials will be approximately $             million, exclusive of internal personnel costs associated with conducting these trials.

We are in the preliminary stages of preparing a Phase I proof-of-concept study of AEGR-427 (implitapide) to study its ability to inhibit the extracellular secretion of the hepatitis C virus. We currently estimate that the costs to us for this study will be approximately $             million, exclusive of internal personnel costs associated with conducting these trials.

We are also in the preliminary stages of preparing a proof-of-concept in vitro study of AEGR-427 (implitapide) linked to a nitric oxide-donating compound. We currently estimate that the costs to us for this study will be approximately $             million, exclusive of internal personnel costs associated with conducting these trials.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to engage a collaboration partner prior to the commencement of later stage clinical trials, we may fund these trials ourselves. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or programs in order to focus our resources on more promising product candidates or programs. Completion of clinical trials by us or our future collaborators may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the duration of patient follow-up;

•	the phase of development the product candidate is in; and

•	the efficacy and safety profile of the product candidate.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

None of our product candidates has received FDA or foreign regulatory marketing approval. In order to grant marketing approval, the FDA or foreign regulatory agencies must conclude that clinical data establishes the safety and efficacy of our product candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our product candidates. In the event that third parties have control over the clinical trial process for a product candidate, the estimated completion date would largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which of our product candidates will be subject to future collaborations or how such arrangements would affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our development projects or when and to what extent we will receive cash inflows from the commercialization and sale of an approved product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including clinical, regulatory, finance, business development and legal. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. After completion of this offering, we anticipate incurring a significant increase in general and administrative expenses, as we operate as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payment to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 1 to our financial statements included at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued expenses include:

•	fees paid to CROs in connection with clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. We do not anticipate the future settlement of existing accruals to differ materially from our estimates.

Warrants

We account for our warrants in accordance with FASB Statement of Financial Accounting Standard, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS No. 150. SFAS No. 150 requires that a financial instrument, other than an outstanding share, that, at inception, is indexed to an obligation to repurchase the issuer’s equity shares, regardless of the timing of the redemption feature, and may require the issuer to settle the obligation by transferring assets shall be classified as a liability. We measure the fair value of warrant liability using the Black-Scholes option pricing model with changes in fair value recognized as non-operating income or expense. The value of the warrant liability at issuance and September 30, 2007 was $720,600 and $292,414, respectively.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, or SFAS 123R, which revised SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25. Under SFAS 123R, we recognize as compensation expense the fair value, for accounting purposes, of stock options, restricted stock awards and other stock-based compensation issued to employees over the requisite service periods, which are typically the vesting periods. We adopted SFAS 123R using the modified-prospective-transition method, which requires us to record compensation expense for the non-vested portion of previously issued stock-based compensation awards that were outstanding at January 1, 2006, and any awards issued or modified after January 1, 2006. Equity instruments issued to non-employees are recorded at their fair value, for accounting purposes, as determined in accordance with SFAS 123R and Emerging Issues Task Force, or EITF, 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

For all periods prior to January 1, 2006, we accounted for our employee stock-based compensation using the intrinsic value-based method of accounting in accordance with APB 25. Under APB 25, we recognize compensation expense for stock-based compensation arrangements with our employees only if the purchase price was below the fair value, for accounting purposes, of the underlying common stock on the date of grant. This compensation expense is recognized over the applicable vesting periods. In 2005, we recorded employee stock-based compensation expense of $6,457 related to restricted stock purchased by an employee in December 2005. There were no stock options granted to employees in 2005.

We recognized stock-based compensation expense of $522,349 in 2006 and $325,997 and $1,096,472 in the nine months ended September 30, 2006 and 2007, respectively. As of September 30, 2007, we had $3,695,304 in total unrecognized compensation cost related to non-vested stock-based compensation arrangements, which we expect to recognize over a weighted average period of approximately four years. Based on the assumed initial public offering price of $             per share, the intrinsic value of our stock-based compensation arrangements outstanding at September 30, 2007 was $             million, of which $             million related to vested arrangements and $             million related to non-vested arrangements.

Under SFAS 123R, we calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. For the year ended December 31, 2006, the weighted average assumptions used in the Black-Scholes model were 5.9 years for the expected term, 69.5% for the expected volatility, 4.8% for the risk free rate and 0.0% for dividend yield. For the nine months ended September 30, 2007, the weighted average assumptions used in the Black-Scholes model were 6.25 years for the expected term, 69.75% for the expected volatility, 4.48% for the risk free rate and 0.0% for dividend yield. Expense amounts for future awards for any particular quarterly or annual period could be affected by changes in our assumptions. The weighted average expected option term for 2006 and for the nine months ended September 30, 2007 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB

No. 107, which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the stock-based compensation award and the weighted average vesting period for all tranches. Estimated volatility for fiscal 2006 and for the nine months ended September 30, 2007 also reflects the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.

There is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under SFAS 123R. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123R using an option-pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions in the application of SFAS 123R in future periods than those currently applied under SFAS 123R, the compensation expense that we record in future under SFAS 123R may differ significantly from what we have historically reported.

Prior to this offering there was no public market for our common stock, and in connection with our issuance of stock options the fair value for our common stock was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock. We have not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry are valued. Given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including:

•	our stage of development and business strategy;

•

the price of $1.8599 per share at which our Series A redeemable convertible preferred stock was issued to investors in December 2005 and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	important developments relating to the results of the clinical trials; and

•	the likelihood of achieving a liquidity event for our outstanding shares of stock.

In connection with the preparation of our financial statements in connection with this offering, we retrospectively reassessed the estimated fair value of our common stock in light of the American Institute of Certified Public Accountants, or AICPA, Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid.

For all equity awards made during the period commencing August 2005 through April 2006, we have retrospectively applied a fair value of our common stock, for accounting purposes, of $0.91. In August 2005, we completed a $749,000 convertible promissory note financing round with nine accredited and institutional investors. These promissory notes were converted into shares of our Series A redeemable convertible preferred stock in December 2005 in connection with our $22.5 million Series A redeemable convertible preferred stock financing round. In connection with this financing round, the Series A preferred stock conversion value was initially fixed at $2.7368 per share, but subject to adjustment downward to $0.91 per share in the event we did not complete a license agreement with the Trustees of the University of Pennsylvania for AEGR-733 (or an alternative license agreement for a similar compound) prior to June 15, 2006. During this period: (i) in November 2005, we negotiated a non-binding letter of intent with the Trustees of the University of Pennsylvania for rights related to AEGR-733; (ii) in December 2005, we hired William J. Sasiela, Ph.D., our Chief Medical Officer; (iii) in December 2005, BMS and UPenn negotiated a non-binding letter of intent with respect to the technology donation agreement between such parties, allowing for an expanded field of use as between us and UPenn under our then proposed license agreement for rights related to AEGR-733; and (iv) in January 2006, we negotiated a non-binding letter of intent with Bayer for rights related to AEGR-427 (implitapide). On May 19, 2006, we completed our license agreement with UPenn, as a result of which we acquired rights related to our first of two product candidates, AEGR-733, and at which time the Series A preferred stock conversion adjustment mechanism was terminated. In light of these factors, we have retrospectively applied a fair value, for accounting purposes, of $0.91 per share for all equity awards made during this period, which price is consistent with the valuation placed on Aegerion by our independent third-party investors in the event we were unable to complete either of our then proposed licensing transactions for rights related to either AEGR-733 and AEGR-427 (implitapide).

For all equity awards made during the period commencing May 2006 through December 2006, we have retrospectively applied a fair value of our common stock, for accounting purposes, of $5.27 per share. As described above, upon the successful in-licensing of rights related to the first of our two product candidates, AEGR-733, the Series A preferred stock conversion value adjustment mechanism was terminated and the conversion value of our Series A redeemable convertible preferred stock was fixed at $2.7368 per share. Notably, we also successfully in-licensed rights related to the second of our two product candidates in the same month, by completing on May 31, 2006 our license agreement with Bayer for rights related to AEGR-427 (implitapide). Also during this period: (i) in June 2006, we opened our offices in Bridgewater, New Jersey; (ii) in August/September 2006, we received preliminary results from the pharmacokinetic trials for AEGR-733; (iii) in September 2006, we received a non-binding letter of intent for an equity financing at a valuation of $3.63 per share; (iv) in November 2006, we reported preliminary results of the Phase II clinical trial evaluating AEGR-733 as monotherapy and in combination with Zetia (ezetimibe); and (v) in November 2006, we received a non-binding letter of intent for an equity financing at a valuation of $4.30 per share. Also during this period we hired an additional four employees, including our vice president of business development and a director of clinical affairs. In light of the factors described above, we have retrospectively applied $5.27 per share as the fair value of our common stock, for accounting purposes, to all equity awards made during this period.

For all equity awards made during the quarter ended March 31, 2007, we have retrospectively applied a fair value of our common stock, for accounting purposes, of $10.39 per share. Equity awards made during this period were made after our organizational meeting with underwriters in connection with our proposed initial public offering, which was withdrawn in June 2007, but before we filed the registration statement for the proposed initial public offering, before we received a formal indication of the proposed offering price range for the proposed initial public offering from the underwriters, and contemporaneous with our receipt of the final results of the Phase II clinical trial evaluating AEGR-733 as monotherapy and in combination with Zetia (ezetimibe). Also during this period: (i) in January 2007, we received a non-binding letter of intent for an equity financing at a valuation of $5.50 per share; (ii) in March 2007, we entered into a venture loan arrangement pursuant to which we issued warrants priced $5.27 per share; and (iii) we hired an executive director of manufacturing. In light of the factors described above, we have retrospectively applied $10.39 per share as the fair value of our common stock, for accounting purposes, to all equity awards made during this period.

During the quarter ended June 30, 2007, we issued equity awards with an exercise price of $10.39 per share, which our board of directors determined to be equal to the fair value of our common stock on the date of grant. Equity awards made during this period were made in the period leading up to our proposed initial public offering in June 2007 at an anticipated price range of between $12.00 and $14.00 per share. On June 15, 2007, we withdrew our registration statement for this proposed initial public offering due to market conditions. We also learned in June 2007 of the partial clinical hold of our MTP-I product candidates of clinical trials of longer than six months duration, and we discontinued our Phase II clinical trial to evaluate the safety and efficacy of AEGR-733 +/- Lipitor (atorvastatin) because of an unexpected number of gastrointestinal adverse events inconsistent with our prior clinical experience with this drug.

No equity awards were made during the quarter ended September 30, 2007.

In October and November 2007, we issued equity awards with an exercise price of $5.10 per share, which our board of directors determined to be equal to the fair value of our common stock on the date of grant. At this time we also re-priced the equity awards made during the quarter ending June 30, 2007 to an exercise price of $5.10 per share. The October/November 2007 equity awards were made after our initial discussions with the FDA in connection with the partial clinical hold, our decision to initiate the requested three-month preclinical studies requested by the FDA and our receipt from the FDA of a waiver of this partial clinical hold with respect to our planned pivotal Phase III clinical trial of AEGR-733 in patients with HoFH. These awards were also made after we substantially completed our investigation into the unexpectedly high rate of gastrointestinal adverse events experienced during the halted Phase II clinical trial of AEGR-733 and our determination that the probable cause was microbial contamination. Also, during the late summer and early fall of 2007, we began to explore with existing and outside investors the possibility of a new financing round of redeemable convertible preferred stock, at a range of possible enterprise valuations. We completed this equity financing on November 9, 2007 at a price of $4.62 per share of Series B redeemable convertible preferred stock.

In making our assessments of fair value for accounting purposes, in addition to the factors described above, the following factors were considered, among others:

•	the history and nature of our business;

•	our financial condition and book value;

•	our historical revenues and earnings;

•	economic and competitive elements affecting us, our industry and our target markets;

•	our projected operating results;

•	our capacity to pay dividends;

•	a comparative analysis of our financial condition and operating results with those of publicly-owned companies engaged in similar lines of business; and

•	the current and historical relationship between the reported stock prices and revenues and earnings levels of selected publicly traded companies engaged in similar lines of business.

During the year ended December 31, 2006 and the nine months ended September 30, 2007, we granted stock options with exercise prices as follows:

Grants Made During the Three Months Ended	Number of Shares	Weighted Average Exercise Price Per Share		Weighted Average Fair Value Per Share
September 30, 2007	0	N/A		N/A
June 30, 2007	68,638	$10.39	(1)	$10.39
March 31, 2007	296,299	$5.27		$10.39
December 31, 2006	33,979	$1.10		$5.27
September 30, 2006	203,878	$0.37		$5.27
June 30, 2006	95,142	$0.37		$5.27
March 31, 2006	0	N/A		N/A

Total	697,936

(1)	In October 2007, we re-priced these equity awards to an exercise price of $5.10 per share.

In accordance with SFAS 123R, we recognize as compensation expense the fair value of these equity compensation awards over the applicable vesting period.

Results of Operations

Comparison of the Nine Months Ended September 30, 2007 and the Nine Months Ended September 30, 2006

Revenue. We did not recognize any revenue for the nine months ended September 30, 2007 or the nine months ended September 30, 2006.

Research and Development Expenses. Research and development expenses were $10.7 million for the nine months ended September 30, 2007, compared with $2.8 million for the nine months ended September 30, 2006. The $7.9 million increase in our research and development expenses reflects an increase in clinical costs associated with our Phase II clinical trials as well as clinical supplies related to our AEGR-733 development program. We expect our research and development expenses to increase significantly in subsequent periods as we continue to advance the clinical development our product candidates.

General and Administrative Expenses. General and administrative expenses were $4.6 million for the nine months ended September 30, 2007, compared with $2.1 million for the nine months ended September 30, 2006. These expenses were principally comprised of salaries and related costs, consulting and professional fees, facilities costs and travel and expenses. The $2.5 million increase was primarily attributable to increases in salary, professional and facility costs. After completion of this offering, we expect general and administrative expenses to increase significantly as we operate as a public company.

Interest Expense. Interest expense was $0.7 million for the nine months ended September 30, 2007, compared with no interest expense for the nine months ended September 30, 2006. The increase for the nine months ended September 30, 2007 was attributable to interest expense for $10 million of a venture debt facility drawn down in March, 2007 and non-cash interest related to the accretion of the venture debt deferred financing costs.

Interest Income. Interest income was $0.7 million for the nine months ended September 30, 2007, compared with $0.6 million for the nine months ended September 30, 2006. The increase in interest income was due to a higher average rate of return resulting from investments in short-term marketable securities and cash equivalents.

Change in Fair Value of Warrant Liability. We recorded approximately $428,186 of other income during the nine months ended September 30, 2007 associated with the change in fair value of a warrant to purchase shares of our Series A redeemable convertible preferred stock. This change in fair value resulted from the depreciation in the fair value of our common stock during this period, which decreased from $10.39 to $5.10 per share. This warrant will convert to a warrant to purchase common stock upon the consummation of this offering, at which time the existing liability will be reclassified to additional paid-in-capital.

Comparison of the Year Ended December 31, 2006 and the Period From February 4, 2005 (Inception) Through December 31, 2005

Revenue. We did not recognize any revenue for the period from February 4, 2005 (Inception) to December 31, 2005 or the year ended December 31, 2006.

Research and Development Expenses. Research and development expenses were $3.8 million for the year ended December 31, 2006, compared with $0.1 million for the period from February 4, 2005 (Inception) to December 31, 2005. The $3.7 million increase in our research and development expenses reflects an increase of $2.9 million in research and development expenses directly related to our AEGR-733 development program and an increase of $0.8 million in research and development expenses directly related to our AEGR-427 (implitapide) development program. The $2.9 million increase in costs for the AEGR-733 development program for 2006 was primarily attributable to clinical costs associated with our Phase II clinical trial for this compound and a one-time license initiation fee payable to the licensor of this compound. The $0.8 million increase in costs for the AEGR-427 (implitapide) development program for 2006 was attributable to a one-time license initiation fee payable to the licensor of this compound.

General and Administrative Expenses. General and administrative expenses were $3.2 million for the year ended December 31, 2006, compared with $1.0 million for the period from February 4, 2005 (Inception) to December 31, 2005. The $2.2 million increase was primarily attributable to the increase in salary, professional and consulting, travel and facility costs.

Interest Expense. There was no interest expense for the year ended December 31, 2006, compared with approximately $235,978 for the period from February 4, 2005 (Inception) to December 31, 2005. The interest expense during the period from February 4, 2005 to December 31, 2005 was due to non-cash accrued interest expense for $749,000 of convertible notes we issued in August 2005, which were converted to preferred stock in connection with our the Series A financing consummated in December 2005.

Interest Income. Interest income was approximately $871,405 for the year ended December 31, 2006, compared with approximately $17,801 for the period from February 4, 2005 (Inception) to December 31, 2005. The increase in interest income of approximately $853,604 was primarily attributable to the higher level of cash available during 2006 as proceeds from the sale of our Series A redeemable convertible preferred stock were received in December 2005.

Liquidity and Capital Resources

To date, we have funded our operations primarily through private placements of preferred stock, convertible debt and venture debt. As of September 30, 2007, we had received approximately $22.6 million of cash proceeds from the sale of equity securities, including the notes that were converted into preferred stock, net of offering expenses.

In March 2007, we entered into a $15.0 million loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, and borrowed $10.0 million under this agreement. Principal amount outstanding under this loan agreement bears interest at the prime lending rate, as published by the Wall Street Journal, plus 2.5% per annum, and matures on August 19, 2010. We granted Hercules a first priority security interest on all of our assets, except for our intellectual property.

In connection with this loan agreement, we entered into a warrant agreement with Hercules, under which Hercules has the right to purchase the number of shares of our common stock determined by dividing 4.25% of the advances made under the loan agreement by the applicable exercise price. With respect to the initial $10.0 million advance under the loan agreement, the exercise price per share is $5.27. No further advances will be made under this agreement.

As of September 30, 2007, we had cash and cash equivalents of $14.6 million.

In November 2007, we sold in a private placement an aggregate of 3,810,773 shares of our Series B redeemable convertible preferred stock, $0.001 par value per share, for aggregate purchase proceeds of $17.6 million.

Cash Flows

Net cash used in operating activities amounted to $10.4 million for the nine months ended September 30, 2007, $5.5 million for the year ended December 31, 2006 and approximately $252,301 for the period from February 4, 2005 (Inception) to December 31, 2005. The primary use of cash was to fund our net operating losses for these periods, adjusted for non-cash expenses, including:

•	depreciation and amortization of approximately $11,560 during the nine months ended September 30, 2007 and $6,672 during the year ended December 31, 2006;

•	non-cash stock based compensation of $1.1 million during the nine months ended September 30, 2007 and approximately $522,349 during the year ended December 31, 2006; and

•	non-cash income of $0.4 million related to the revaluation of the warrant liability with Hercules during the nine months ended September 30, 2007.

We experienced a net increase in working capital of $3.7 million for the nine months ended September 30, 2007, a net decrease in working capital of approximately $119,837 for the year ended December 31, 2006 and a net increase in working capital of approximately $769,543 for the period from February 4, 2005 (Inception) to December 31, 2005.

Our losses were primarily due to our clinical development activities. During the nine months ended September 30, 2007 and the year ended December 31, 2006, these activities primarily consisted of clinical trials for AEGR- 733. During the period from February 4, 2005 (Inception) to December 31, 2005, we incurred $1.0 million of general and administrative costs associated with the formation of Aegerion and $0.1 million paid to a prior holder of certain rights to AEGR-733 in exchange for the relinquishment of those rights.

Net cash used in investing activities amounted to approximately $1.5 million, approximately $33,388 and approximately $3,355 for the nine months ended September 30, 2007, the year ended December 31, 2006 and the period from February 4, 2005 (Inception) to December 31, 2005, respectively. The net cash used in investing activities during the nine months ended September 30, 2007 consisted mainly of $1.5 million in net purchases of marketable securities, and the year ended December 31, 2006 consisted of approximately $33,388 of capital equipment necessary to support our anticipated future growth.

Net cash provided by financing activities amounted to $10.0 million for the nine months ended September 30, 2007 consisting of the proceeds received under the loan and security agreement with Hercules, $440 for the year ended December 31, 2006, and $22.4 million for the period from February 4, 2005 (Inception) to December 31, 2005, consisting primarily of private sales of our Series A redeemable convertible preferred stock, convertible promissory notes which were converted into our Series A redeemable convertible preferred stock and venture debt, which were offset in part by issuance costs.

Contractual Obligations and Commitments

The following table summarizes our long-term contractual obligations and commitments as of September 30, 2007:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations(1)	$487,000	$38,900	$448,100	$0	$0
License obligations(2)	900,000	150,000	600,000	150,000	0

Total	$1,387,000	$188,900	$1,048,100	$150,000	$0

(1)	Operating lease obligations reflect our obligation to make payments in connection with a sublease that commenced in June 2006 and will end in October 2010 for 7,201 square feet of office space. Future minimum payments under the operating lease include total monthly payments of $12,602 until the end of the lease term.

(2)	License obligations reflects our obligation to make annual payments to Bayer under our license agreement with Bayer regarding the patent rights and know-how owned or controlled by Bayer applicable to AEGR-427 (implitapide). Under this agreement, we are obligated to pay Bayer, in addition to the amounts described below, annual payments from 2007 through 2011 which become non-refundable when paid totaling $1,000,000 in the aggregate.

The above amounts exclude potential payments to be made under our license agreements to our licensors that are based on the progress of our product candidates in development, including milestone payments and royalties based on sales, as these payments are not currently determinable. See “Business—Licenses.”

Under our license agreement with UPenn, we will be required to make development milestone payments to UPenn of up to an aggregate of $150,000 when a licensed product candidate’s indication is limited to HoFH or HeFH, and an aggregate of $2,550,000 for all other indications within the licensed field (all such development milestone payments for these other indications is payable only once, no matter how many licensed product candidates for these other indications are developed), make specified royalty payments on net sales of licensed product candidates that infringe the licensed patent rights (subject to a variety of customary reductions), and share with UPenn specified percentages of sublicensing royalties and other consideration that we receive under any sublicenses that we may grant.

Under our license agreement with Bayer, we will be required to make certain development milestone payments of up to an aggregate of $4,525,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed product candidates are developed), a one-time commercialization milestone payment of $5,000,000 if we achieve aggregate net sales of licensed product candidates of $250,000,000 (payable only once, no matter how many licensed product candidates are commercialized), and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions). Our annual payments to Bayer described in footnote 2 to the contractual obligations table set forth above for 2007 through 2011 will be creditable in full against any development milestones that are or become payable to Bayer.

The above amounts also exclude payments and potential payments to be made under our November 2007 license agreement with The University of Texas System, on behalf of The University of Texas Southwestern Medical Center, or UTSW, and our November 2007 license agreement with Duke University, or Duke. See “Business—Potential Future Indications.”

Under our license agreement with UTSW, we have paid a non-refundable upfront payment of $50,000, and will be required to pay a license reissue fee of $50,000 on the six month anniversary of the agreement, an annual license reissue fee in the amount of $25,000 beginning November 2009 until such time as certain development milestones have been achieved, up to an aggregate of $1,050,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed product candidates are developed) and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions).

Under our license agreement with Duke, we have paid a non-refundable upfront license fee in the amount of $150,000 and will be required to pay an additional $450,000 within 30 days of this offering, and we will be required to pay up to an aggregate of $1,650,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed product candidates are developed), $200,000 in the event we are acquired by an unaffiliated third party, annual payments for each anniversary date beginning in 2010 in the amount of $75,000 the first year (2010), $100,000 the second year (2011) and $150,000 for each and every year thereafter, with each annual payment creditable in full against any running royalties on net sales owed to Duke, a portion of certain consideration received from our sublicensees (including milestone payments and royalties) and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions).

Funding Requirements

We expect to incur substantial expenses and generate significant operating losses as we continue to advance our product candidates into preclinical studies and clinical trials and as we:

•	conduct additional Phase II clinical trials for AEGR-733 which were initiated in the fourth quarter of 2007;

•	conduct a pivotal Phase III clinical trial for AEGR-733 in patients with HoFH which was initiated in the fourth quarter of 2007;

•	initiate additional Phase II clinical trials for AEGR-427 (implitapide) in 2008;

•	hire additional clinical, scientific and management personnel; and

•	implement new operational, financial and management information systems.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include, but are not limited to, the following:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	our ability to establish, enforce and maintain selected strategic alliances and activities required for product candidate commercialization;

•	the acquisition of technologies, product candidates and other business opportunities that require financial commitments; and

•	our revenues, if any, from successful development and commercialization of our product candidates.

To date, we have not generated any revenue from the sale of any approved product candidates. We do not expect to generate revenue unless or until we obtain regulatory approval of, and commercialize, our product candidates. We expect our continuing operating losses to result in increases in cash used in operations over the next several years. Our future capital requirements will depend on a number of factors including the progress and results of our clinical trials, the costs, timing and outcome of regulatory review of our product candidates, our revenue, if any, from successful development and commercialization of our product candidates, the costs of commercialization activities, the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates, the emergence of competing therapies and other market developments, the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property rights, the extent to which we acquire or invest in other product candidates and technologies, and our ability to establish collaborations and obtain milestone, royalty or other payments from any collaborators.

Based on our current operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued product candidate development, at least through the next twelve months. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our product candidates, or in connection with future business development and/or licensing activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials.

Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities or by selling debt securities, if convertible, further dilution to our existing stockholders may result. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, collaboration agreements, debt financings or licensing arrangements.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosure About Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, we do not believe that its adoption will have a material effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating whether or not it will elect to adopt SFAS 159.

In July 2007, the EITF reached consensus on Issue 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities, or EITF 07-3. EITF 07-3 concluded that non-refundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized and that the capitalized amounts should be expensed as the goods are delivered or the services are rendered. If an entity’s expectations change such that it does not expect it will need the goods to be delivered or the services to be rendered, capitalized nonrefundable advance payments should be charged to expense. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are currently evaluating the expected impact of the provisions of EITF 07-3 on our financial results, if any.

BUSINESS

Overview

Aegerion Pharmaceuticals is an emerging biopharmaceutical company focused on the development and commercialization of small-molecule therapeutics, or drug products consisting of single molecules, to treat cardiovascular and metabolic disease. Our two product candidates, AEGR-733 and AEGR-427 (implitapide), are microsomal triglyceride transfer protein inhibitors, or MTP-Is, which limit secretion of cholesterol and triglycerides, collectively referred to as lipids, from both the intestine and liver. In clinical trials, AEGR-733 and AEGR-427 (implitapide) have demonstrated an ability to significantly reduce levels of low-density lipoprotein cholesterol, or LDL-C, in the bloodstream. We believe these compounds have the potential to address significant unmet medical needs, on a stand-alone basis or in combination with existing therapies, for patients at very high to moderately high risk of experiencing life threatening events who seek to lower their lipid levels.

Lipid-lowering therapeutics represent one of the largest markets in the pharmaceutical industry, with as many as 52 million patients in the United States alone eligible for therapy. According to IMS Health, worldwide revenues for lipid-lowering therapeutics were approximately $30 billion for the twelve months ended December 31, 2006. However, significant unmet medical needs remain for many patient populations with elevated lipid levels, in particular LDL-C, who are not adequately served by existing therapies.

We are developing our product candidates at higher doses to address patient populations who suffer from rare and serious diseases, such as the genetic disorders homozygous familial hypercholesterolemia, or HoFH, and heterozygous familial hypercholesterolemia, or HeFH, as well as severe hypertriglyceridemia. These patients have extremely elevated lipid levels and are at high risk of experiencing life threatening events. These conditions are so serious that HoFH and severe HeFH patients typically require plasma apheresis, a process similar to dialysis by which LDL-C particles are mechanically filtered from the blood. Plasma apheresis is both invasive and expensive, and provides only temporary reductions in LDL-C. According to a 2004 paper published by the Alberta Heritage Foundation for Medical Research, or the Alberta Paper, the incidence of HoFH is 1:1,000,000 within the general population. Based upon this information and data from the U.S. Census Bureau, or the U.S. Census, we estimate HoFH affects approximately 300 patients in the United States. According to the Alberta Paper, the prevalence of HeFH is estimated to be approximately 1:500 in the general population. Based upon this information and data from the U.S. Census, we estimate HeFH affects approximately 600,000 patients in the United States. We estimate that in the United States approximately 30,000 HoFH and severe HeFH patients have high cholesterol levels that are resistant to currently available treatments and are eligible for plasma apheresis, which we collectively refer to as severe refractory hypercholesterolemia. We also estimate that approximately 1.8:10,000 adults in the United States, or approximately 40,000 patients, suffer from severe hypertriglyceridemia of >2,000 mg/dL. In patients with severely elevated levels of triglycerides the risk of cardiovascular events is generally overshadowed by the risk of acute pancreatitis, a life threatening disease.

We are also developing our product candidates at lower doses for broader patient populations. In particular, we believe our product candidates can address the unmet medical needs of patients who are unable to tolerate statins, the most commonly used class of drugs to lower LDL-C levels, or who are taking statins as monotherapy or in combination with non-statin therapies but are unable to achieve their target LDL-C levels. NCEP therapeutic guidelines call for a minimum LDL-C reduction of 30-40% in moderately high-risk and high-risk patients taking lipid lowering therapies. For those patients who are unable to tolerate a statin, current therapeutic options are limited. We estimate that approximately 1.5 million patients in the United States are statin-intolerant and unable to achieve their target LDL-C levels on non-statin therapy, such as the leading cholesterol absorption inhibitor Zetia (ezetimibe), which generally reduces LDL-C by 18% when used as monotherapy. Additionally, we estimate that, even if the most efficacious forms of existing therapies were to be utilized, as many as one-third of all patients in the United States at high risk for coronary heart disease, or approximately 8 million people, would not be able to achieve target LDL-C levels recommended by current and evolving therapeutic guidelines. In addition, elevated triglycerides have been linked to atherosclerosis, coronary heart disease and stroke.

Background

Cardiovascular Disease and Hyperlipidemia

Heart attacks, strokes and other cardiovascular events represent the number one cause of death and disability among men and women in western societies. The American Heart Association estimates that approximately 871,500 deaths in the United States were caused by cardiovascular disease in 2004, substantially more than the 550,300 deaths caused by cancer.

Abnormally high levels of lipids and lipoproteins, a lipid substance, are widely regarded as a significant risk factor for cardiovascular disease due to the influence of cholesterol, one of the most clinically relevant lipid substances, on atherosclerosis. Atherosclerosis is a disease that is commonly referred to as a hardening of the arteries and is characterized by the deposition of cholesterol-containing lipoproteins in arterial blood vessels. People with elevated levels of lipids and/or lipoproteins in the blood are at risk for atherosclerosis, and therefore cardiovascular disease.

Cholesterol is produced by certain cells and organs, primarily the liver, and is also extracted from ingested foods through the intestines. Cholesterol is subsequently transported by the blood to various organs in lipoproteins, the most well known of which are low-density lipoprotein, or LDL, and high-density lipoprotein, or HDL. Cholesterol carried in LDL-C particles can be deposited throughout the body, but frequently ends up in artery walls, especially those in the heart. This deposition of LDL-C particles is a prerequisite step in the initiation and progression of atherosclerosis. Accordingly, LDL-C is sometimes referred to as “bad” cholesterol.

Evolving Trends Towards Lower LDL-C Guidelines

The direct relationship between lower LDL-C levels and reduced risk for major cardiovascular events has been consistently demonstrated for more than a decade in over 18 clinical trials involving more than 119,000 patients. As a result, physicians are highly focused on lowering levels of LDL-C in their patients, and we believe there is a trend towards more aggressive LDL-C reduction than has previously been targeted. For example, in the United States, increasing attention has been placed on aggressive LDL-C management by organizations such as the National Cholesterol Education Program, or NCEP, the American Heart Association, and the American College of Cardiology. Additionally, both the Canadian Cardiovascular Society and the Joint British Society have supported LDL-C treatment targets as low as 77 mg/dL for high-risk patients.

In July 2004, the NCEP issued an update to its clinical practice guidelines on cholesterol management, advising physicians to consider new, more intensive treatment options for people at very high risk, high risk and moderately high risk for a heart attack. These options include setting lower treatment goals for LDL-C, as well as initiating drug therapy at lower LDL-C thresholds. The update defines very high-risk patients as those who have had a recent heart attack; or have cardiovascular disease combined with either multiple risk factors (especially diabetes), or severe and poorly controlled risk factors (such as continued smoking); or have metabolic syndrome, a constellation of risk factors associated with obesity including high triglycerides and low HDL-C. Patients who have been hospitalized for acute cardiovascular events, such as heart attack, are also considered to be at very high-risk. High-risk patients are defined as those who have coronary heart disease or disease of the blood vessels to the brain or extremities, or diabetes, or multiple (two or more) risk factors (such as smoking and hypertension) that give them a greater than 20% chance of having a heart attack within ten years. Moderately high-risk patients are defined as those who have multiple (two or more) risk factors for coronary heart disease giving them a 10-20% risk of heart attack within ten years.

The major recommendations included in the 2004 NCEP update are summarized below:

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High-Risk and Very High-Risk Patients. For high-risk patients, the overall LDL-C treatment goal remains at <100 mg/dL. However, for the sub-set of high-risk patients who are deemed to be in the very high risk category, the update provides that an LDL-C treatment goal of <70 mg/dL is a therapeutic option. For high-risk patients, the update also lowers the threshold for initiation of drug therapy to an LDL-C level of 100 mg/dL or higher (from 130 mg/dL or higher) and recommends treatment for those high-risk patients whose LDL-C is 100 to 129 mg/dL, whereas treatment for such patients was previously deemed optional. When LDL-C lowering drug therapy is employed in high-risk patients, the update advises that the intensity of therapy be sufficient to achieve at least a 30–40% reduction in LDL-C levels.

•

Moderately High-Risk Patients. For moderately high-risk patients, the LDL-C target goal remains at <130 mg/dL, but the update also provides a therapeutic option to set a lower LDL-C treatment goal of <100 mg/dL and to initiate drug therapy at LDL-C levels of 100 to 129 mg/dL. When LDL-C lowering drug therapy is employed in moderately high-risk patients, the update advises that the intensity of therapy be sufficient to achieve at least a 30–40% reduction in LDL-C levels.

The 2004 NCEP update has been widely endorsed by industry and thought leaders in the field. For example, in May 2006, a panel of experts representing the American Heart Association and the American College of Cardiology published updated guidelines for secondary prevention for patients with coronary heart disease and other atherosclerotic vascular disease. In these guidelines, they stated that the LDL-C goal for all patients with coronary heart disease is <100 mg/dL but that it is reasonable to treat these patients to <70 mg/dL.

As a result of these more intensive therapy guidelines, we believe that significant treatment gaps exist within the lipid-lowering market, and if target LDL-C goals trend lower, these treatment gaps will widen. Based upon a study published in the American Heart Journal in 2005, the most effective currently approved agents, even at maximal doses, are only able to achieve LDL-C levels <70 mg/dL in 50–60% of high-risk patients. We estimate that, even if the most efficacious forms of existing therapies were to be utilized, as many as one-third of all U.S. patients at high-risk for coronary heart disease, or approximately 8 million people, would not be able achieve a target LDL-C level of 70 mg/dL.

Market Opportunities in the Lipid Lowering Market

The most commonly used class of drugs to lower LDL-C levels are statins, such as Lipitor (atorvastatin), Crestor (rosuvastatin) and Zocor (simvastatin), which reduce cholesterol by blocking an enzyme in the liver that produces cholesterol. Statins lower LDL-C as well as triglycerides and have been shown to reduce LDL-C by approximately 25-55%, depending on the dose, when used as monotherapy. Another class of cholesterol-lowering drugs is cholesterol absorption inhibitors, such as Zetia (ezetimibe), which lower blood cholesterol by blocking the absorption of cholesterol, including dietary cholesterol, from the intestine. Zetia (ezetimibe) can generally reduce LDL-C by approximately 18% when used as monotherapy. Niacin, fibrates and bile acid sequestrants are other agents that have a varying ability to reduce LDL-C (generally <25%) and triglyceride levels.

New combination therapies have recently emerged in response to the inability of statin monotherapies to treat patients to optimal levels of LDL-C. For example, Merck and Schering-Plough have collaborated to develop and launch Vytorin, a fixed-dose combination of the statin Zocor (simvastatin) and the cholesterol absorption inhibitor Zetia (ezetimibe), for the treatment of high cholesterol. Vytorin (simvastatin/ezetimibe) has proven to be an effective treatment to lower LDL-C because of the complementary mechanisms of action of simvastatin and ezetimibe. Vytorin has been shown in clinical trials to reduce LDL-C levels by 45–60%.

However, despite the success of current therapies in achieving lower LDL-C levels, we believe there remains an unmet medical need for agents that can allow a higher percentage of patients to achieve lower LDL-C levels.

HoFH and HeFH

We estimate that approximately 300 patients in the United States have a rare genetic disorder called homozygous familial hypercholesterolemia, or HoFH. These patients have extremely high LDL-C levels (400-800 mg/dL), have an extremely high risk of cardiovascular events, and often die prematurely. Because of their genetic disorder, which affects both copies of the gene that regulates hypercholesterolemia, these patients have dysfunctional LDL receptors and are therefore resistant, or refractory, to statin therapy. High dose statin therapies that will typically produce 50-60% reductions in LDL-C in the broad hypercholesterolemic patient population will only produce 20-25% reductions in the HoFH patient population.

Patients who have a single defective copy of the gene that causes hypercholesterolemia are termed to have heterozygous familial hypercholesterolemia, or HeFH. It is estimated that the incidence of HeFH is approximately 1:500 in the general population, affecting approximately 600,000 patients in the United States. These patients also have very high LDL-C levels (250-400 mg/dL). Because HeFH patients have one correctly functioning gene, they are generally more responsive to standard therapies than HoFH patients. However, due to their high baseline levels, HeFH patients still may not be able to achieve their LDL-C goals with the most efficacious therapies available.

Studies show that patients with HeFH are likely to develop coronary disease by the time they reach their thirties (men) or forties (women). A published analysis by the Simon Broome Register Group found that a cohort of HeFH patients aged 20-39 years old were 84 times more likely to die from coronary heart disease than non-familial hypercholesterolemia patients of the same age. This analysis was conducted during the years of 1980-1991, that is, during the period when the first statins were being introduced. A subsequent analysis conducted during 1992-1995, when statin usage was much more prevalent, showed that the risk for familial hypercholesterolemia patients 20-39 years old was still greatly elevated at 17.5 times that seen in the general population; demonstrating that while efficacious therapies have made great strides in reducing the high coronary heart disease risk in these patients, tremendous risk still remains. These data were generated in analyzing patients with HeFH. Patients with HoFH would be expected to have even greater risk due to the fact that their LDL-C levels are even higher and they tend to be refractory to statin therapy.

We estimate that in the United States approximately 30,000 patients with severe refractory hypercholesterolemia have high cholesterol levels that are resistant to currently available treatment and are eligible to receive periodic plasma apheresis, or the mechanical filtration of LDL-C particles from the blood. Plasma apheresis is both invasive and expensive, and provides only temporary reductions in LDL-C.

Hypertriglyceridemia

Patients with severe hypertriglyceridemia, a condition in which plasma triglyceride levels exceed 2,000 mg/dL, may also benefit from new lipid-lowering therapies. In patients with this degree of hypertriglyceridemia, increased risk of cardiovascular disease is generally overshadowed by the risk of acute pancreatitis, a life-threatening disease. Broader patient populations with elevated levels of triglycerides are also at risk of experiencing life-threatening disease. Such elevated levels of triglycerides have been linked to atherosclerosis, coronary heart disease and stroke. Currently available treatments for hypertriglyceridemia consist of lifestyle changes as well as the intake of fibrates and omega-3 fatty acids, however these treatments are often inadequate to meet this clinical need.

Statin Intolerant Patients

We estimate that 1.5 million patients in the United States are statin-intolerant and unable to achieve LDL-C level goals on non-statin therapy, such as Zetia (ezetimibe), which generally reduces LDL-C by 18% when used as monotherapy. NCEP therapeutic guidelines call for a minimum LDL-C reduction of 30%-40% in moderately high-risk and high-risk patients taking lipid lowering therapies. For those patients who are unable to tolerate a statin, current therapeutic options are limited.

Patients Unable to Achieve Target LDL-C Levels Recommended by Current and Evolving Therapeutic Guidelines

We also believe that both the implications of recent clinical trials and the 2004 NCEP update indicate a continuing trend towards more aggressive optimal LDL-C targets in high-risk and moderately high-risk patient populations. The NCEP guidelines, in particular, outline more intensive therapeutic options for the treatment of hyperlipidemia and also note the benefit of initiating cholesterol-lowering drug therapy at lower LDL-C thresholds. As a result of these more intensive therapy guidelines, we believe that significant treatment gaps exist within the lipid-lowering market, and if target LDL-C goals trend lower, these treatment gaps will widen. Currently approved agents, such as Vytorin, even at maximal doses, are only able to achieve LDL-C levels <70 mg/dL in 50–60% of high-risk patients. We estimate that, even if the most efficacious forms of existing therapies were to be utilized, as many as one-third of all U.S. patients at high-risk for coronary heart disease, or approximately 8 million people, would not be able achieve a target LDL-C level of 70 mg/dL.

The Aegerion Opportunity

Our two product candidates, AEGR-733 and AEGR-427 (implitapide), are MTP-Is that potentially represent a new therapeutic class for the treatment of hypercholesterolemia and hypertriglyceridemia. Microsomal triglyceride transfer protein exists in both the liver and intestine where it plays a role in the formation and transfer of cholesterol and triglycerides. The liver and intestine represent the two main sources of lipids in the body. The liver synthesizes cholesterol and triglycerides and provides the body’s intrinsic supply of lipids. The intestine is the pathway that dietary, or extrinsic, lipids enter the body for metabolism. Given the fact that microsomal triglyceride transfer protein is involved in the formation of cholesterol-carrying lipoproteins from both intestinal and liver-related, or hepatic, sources, we believe the inhibition of microsomal triglyceride transfer protein makes an attractive target for lipid lowering therapy. Currently, there are no MTP-Is approved by the U.S. Food and Drug Administration, or FDA.

For the broad hyperlipidemic patient population, we are currently developing these two drug candidates at lower doses for use as monotherapies or, more likely, in combination with other classes of lipid-lowering therapies, such as statins and cholesterol absorption inhibitors. We do believe, however, that the risk/benefit profile may warrant the use of higher doses of AEGR-733 or AEGR-427 (implitapide) for the severe hyperlipidemic patient population, such as patients with HoFH, HeFH patients requiring plasma apheresis and patients with severe hypertriglyceridemia.

Although our two product candidates are MTP-Is that have a similar mechanism of action, we believe there are differences in their profiles that may allow for slightly different development programs. Because microsomal triglyceride transfer protein exists both in the intestine and the liver, a theoretical spectrum of activity exists where at one end a MTP-I might act primarily in the intestine and at the other end might act in the liver and the intestine. We believe that AEGR-733 has greater effect in the liver, and thus may have relatively greater LDL-C lowering efficacy than AEGR-427 (implitapide) at comparable doses. We believe that AEGR-427 (implitapide) has greater effect in the intestine, and thus may have relatively greater potential for lowering dietary triglycerides and causing weight loss, in addition to lowering LDL-C.

Our Strategy

Our objective is to develop and commercialize promising therapeutics to address unmet medical needs in cardiovascular and metabolic disease. To achieve these objectives, we intend to:

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Advance the development of our product candidates for use as monotherapy or, more likely, in combination with existing lipid-lowering therapies. We believe our product candidates have the potential to address hyperlipidemia, in particular hypercholesterolemia and hypertriglyceridemia, in a variety of patient populations. We plan to concurrently advance the development of our compounds for these different indications. Specifically, we will seek to:

•

Develop our product candidates for use at higher doses to address the unmet medical needs of patient populations who suffer from rare and serious diseases, such as HoFH, HeFH and severe hypertriglyceridemia. Current therapies do not adequately address the acute need of patients with HoFH, HeFH or severe hypertriglyceridemia to dramatically reduce their LDL-C or triglyceride levels. New treatment alternatives, such as combination therapies using different therapeutic classes, have the potential to provide life- altering outcomes to these patient populations. In October 2007, the FDA granted AEGR-733 orphan drug status for the treatment of HoFH, and we intend to seek orphan designation from the FDA for patients who require plasma apheresis or who have severe hypertriglyceridemia. See “—Regulatory Matters—Orphan Drug Designation.”

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Develop our product candidates for use at lower doses in combination with non-statin therapies to potentially provide statin-like efficacy to address the needs of statin-intolerant patients who are not able to achieve their target LDL-C levels using Zetia (ezetimibe) or other currently available non-statin therapies. We believe that the recently completed Phase II clinical trial demonstrates that AEGR-733 is not only significantly more effective than Zetia (ezetimibe) as a monotherapy but also may potentially provide an alternative therapeutic option, when used in combination with other non-statin therapies such as Zetia (ezetimibe), to offer LDL-C lowering efficacy in a range similar to that of statins to treat statin-intolerant patients.

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Develop our product candidates for use at lower doses in combination with statins to address the needs of patients who are unable to achieve their target LDL-C levels recommended by current and evolving therapeutic guidelines. Based on the results of a recently completed Phase II clinical trial, we believe that AEGR-733 may offer potential advantages over Zetia (ezetimibe), including: superior LDL-C lowering efficacy; the ability to administer AEGR-733 at increasing doses for greater LDL-C lowering efficacy due to a significant dose response curve, whereas Zetia (ezetimibe) is only available at a single marketed dose; superior triglyceride lowering efficacy; and the potential for weight loss. In particular, we believe that, when combined at low doses with other drug therapies, AEGR-733 has the potential to effectively treat those patients who cannot achieve target LDL-C levels using currently available drugs.

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Leverage our management team’s significant experience and third-party relationships in developing and commercializing successful lipid-lowering therapeutics. Our senior management team has developed extensive expertise and cultivated valuable resources in the field of lipid lowering therapeutics and other biopharmaceutical products through their previous work on the commercialization of the drugs Zocor, Pepcid, and Diovan, as well as Lipitor. We intend to maximize the value of our product candidates by utilizing our relevant experience as well as select clinical development, manufacturing and/or commercialization partners to develop our product candidates in the most time-efficient and cost-effective manner possible.

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Focus on cardiovascular and metabolic drug development by building an extended portfolio of candidates aimed at these diseases. We intend to remain focused on our core area of expertise, which is the development and commercialization of promising therapeutics to treat cardiovascular and metabolic disease. Although we intend to maintain our strategic focus on cardiovascular and metabolic drug development, because of our significant expertise with MTP-Is, we may also selectively explore opportunities to develop these compounds to address other indications.

Our Product Candidates

The following table summarizes the status of the most significant clinical trials related to our two product candidates currently in development.

Product Candidate	Phase of Clinical Trial	Protocol	Status
AEGR-733	Phase III	HoFH(1)	Ongoing
	Phase II	HoFH(2)	Complete
	Phase II	Pharmacokinetics drug interaction(3)	Ongoing
	Phase II	+/- Zetia (ezetimibe) for hypercholesterolemia(2)	Complete
	Phase II	+/- Lipitor (atorvastatin) for hypercholesterolemia	Ongoing
	Phase II	Hepatic imaging in hyperlipidemic patients	Ongoing
AEGR-427 (implitapide)	Phase II	Primary hypercholesterolemia (MISTRAL)(4)	Complete
	Phase II	Pharmacokinetics drug interaction	Initiate 2008
	Phase II	Dose-ranging and combination	Initiate 2008
	Phase II	Hepatic imaging in hyperlipidemic patients	Initiate 2008

(1)	To be conducted by Daniel J. Rader, M.D., a member of our Scientific Advisory Board and Associate Director of the Institute for Translational Medicine and Therapeutics, University of Pennsylvania School of Medicine, who holds a sponsor-investigator investigational new drug application, or IND, for the HoFH protocol.

(2)	Conducted by Daniel J. Rader, M.D., University of Pennsylvania School of Medicine.

(3)	Conducted by Daniel J. Rader, M.D., University of Pennsylvania School of Medicine, until transfer of the IND to Aegerion in April 2007.

(4)	Conducted by Bayer Healthcare AG, or Bayer.

AEGR-733 for Hyperlipidemia

Overview

Our lead product candidate, AEGR-733, is a MTP-I we are developing as an oral, once-a-day treatment for patients with severe refractory hypercholesterolemia or severe hypertriglyceridemia, as well as for individuals at very high to moderately high risk of experiencing a cardiovascular event who are unable to meet target LDL-C levels on other therapies.

In the mid-to-late 1990s, AEGR-733 (then known as BMS-201038) was being developed by Bristol-Meyers Squibb Company, or BMS, as a monotherapy treatment aimed at producing LDL-C lowering efficacy equal to or greater than that seen at maximum dosing with statins. Early Phase I and Phase II clinical trials by BMS at doses between 25 mg and 100 mg did produce mean percentage reductions in LDL-C levels of 54-86% after seven days of therapy but also led to a high rate of gastrointestinal adverse events and fat accumulation in the liver, or hepatic steatosis. In 2003, BMS donated certain patent rights and other rights related to this product candidate to The Trustees of the University of Pennsylvania, or UPenn, and in May 2006, in connection with BMS donating additional rights to UPenn, we entered into a patent license agreement with UPenn for the right to develop and commercialize this product candidate to treat certain specified patient populations.

Following the donation by BMS to UPenn, clinical trials, described below, were conducted by Daniel J. Rader, M.D., a member of our Scientific Advisory Board and Associate Director of the Institute for Translational Medicine and Therapeutics, University of Pennsylvania School of Medicine under an IND. This IND was transferred to Aegerion effective April 2007. In addition, Dr. Rader opened a sponsor-investigator IND for AEGR-733 in order to conduct the anticipated pivotal Phase III clinical trial of AEGR-733 in patients with

HoFH, described below. We expect to pay a portion of the cost of this clinical trial in exchange for the right to use data generated from the trial to support our own regulatory submissions to the FDA.

In October 2007, the FDA granted AEGR-733 orphan drug status for the treatment of HoFH. In light of the risk/benefit profile of this very high-risk patient population, we believe AEGR-733 at higher doses may be appropriate in order to provide reductions in LDL-C to reduce or potentially even eliminate the need for plasma apheresis. Such a therapeutic outcome would have a significant impact on risk for future cardiovascular events and be a transformative event in the lives of these patients. As described below, a pivotal Phase III clinical trial, to be funded by us and the FDA under its orphan grant program and conducted by the University of Pennsylvania School of Medicine, was initiated in the fourth quarter of 2007. Under the terms of this grant, the FDA awarded the University of Pennsylvania approximately $1.0 million to be paid in annual installments over the three-year period ended January 31, 2009. If this clinical trial is successful, we expect to submit a new drug application, or NDA, with the FDA for this indication.

We are also currently developing AEGR-733 at significantly lower doses (2.5 mg to 10 mg) than those previously studied by BMS (25 mg to 100 mg). We believe that AEGR-733, at those lower doses, has the potential to treat patients with hyperlipidemia and who are at very high to moderately high risk of experiencing a cardiovascular event, either as a once-daily monotherapy or, more likely, in combination with existing lipid-lowering therapies, without the level of adverse side effects observed by BMS at higher doses. Our objective is to develop doses of AEGR-733 that as monotherapy will provide clinically meaningful reductions in LDL-C (15-30%) and in combination with existing therapies, such as statins or cholesterol absorption inhibitors, will provide significant additive reduction to LDL-C levels to help patients achieve more aggressive lipid-lowering goals presently unattainable with existing therapies.

We also may develop AEGR-733 for the treatment of hypertriglyceridemia.

Clinical Data

Phase II—AEGR-733 in Patients With HoFH

In February 2004, the University of Pennsylvania completed a Phase II clinical trial in HoFH patients. In this single-arm, open-label clinical trial, six patients were given ascending doses of 0.03 mg/kg, 0.1 mg/kg, 0.3 mg/kg and 1.0 mg/kg of body weight of AEGR-733 at four-week intervals for a total of 16 weeks. A planned four-week therapy washout followed the active dosing period. Given the weight-based dosing, the average dose at 1 mg/kg was 67 mg.

In January 2007, the results of this trial were published in The New England Journal of Medicine and are summarized below. Percentage change represents the average percentage change from baseline in the four lipid parameters for the six patient group. P-value is a measure of the likelihood that LDL-C reduction versus baseline is due to random chance. A p-value of <0.05 means the probability that the difference is due to random chance is less than 5%, and is a commonly accepted threshold for denoting a statistically meaningful difference.

We believe these results demonstrate a dose-dependent effect of AEGR-733 on lipid levels. In addition, patients treated with AEGR-733 experienced a mean reduction in body weight of 4.4% (2.8 kg) over the 16 weeks of therapy.

No patient withdrew from the trial and all patients were titrated to the maximum planned dose. Adverse events that were judged to be associated with drug therapy were primarily gastrointestinal, typically episodes of increased stool frequency of mild or moderate severity that were transient. Elevations in liver enzyme levels were seen in four of the six patients, though there was a transient nature to some of these as well. Increases in hepatic fat levels were also seen in four patients while two patients had minimal changes in hepatic fat levels. All values for liver transaminases and hepatic fat returned to baseline levels upon cessation of therapy, other than for one patient, who consumed large quantities of alcohol (self-reported to be 6 oz of ethanol per day) during the trial. Because this trial employed a forced-titration scheme of treating the patients at increasing doses at four week intervals, it is possible to infer that in those patients experiencing increases in hepatic fat, greater increases in hepatic fat are seen with the higher doses of AEGR-733. An increase in the international normalized ratio, which measures the blood’s ability to form clots, was observed in the two patients receiving warfarin, an anti-coagulation therapy, which may be due to a drug-drug interaction. Based upon this finding, we expect to undertake additional pharmacokinetics trials to further evaluate the interaction of AEGR-733 with warfarin. It is possible that patients who use AEGR-733 with warfarin may require monitoring of the international normalized ratio, as is commonly experienced by patients taking warfarin with other drugs. In addition, pulmonary function tests were conducted at baseline, at the end of each dose and 4 weeks after study treatment. Pulmonary function tests remained unchanged for the duration of treatment compared to baseline in all patients.

Phase II—Pharmacokinetics Drug Interaction Clinical Trial

In 2006, a Phase II clinical trial was initiated to evaluate the pharmacokinetic drug interaction between AEGR-733 and various, existing lipid-lowering therapies. During 2006 and 2007, we added additional arms to this study, in advancement of our clinical program for AEGR-733. This trial was funded by Aegerion and conducted under an IND held by Dr. Rader of the University of Pennsylvania School of Medicine until April 2007, at which time the IND was transferred to Aegerion.

Over the several arms of this trial, we have evaluated the potential effect of AEGR-733 on the pharmacokinetics of six commonly prescribed lipid-lowering therapies, including agents metabolized by the cytochrome P 450 3A4 isoenzyme, or CYP 3A4. CYP 3A4 is responsible for the metabolism of a number of drugs, including two of the most widely used statins, Zocor (simvastatin) and Lipitor (atorvastatin). Previous in vitro studies with AEGR-733 suggested a potential for modest inhibition of CYP 3A4. High levels of inhibition could result in increased plasma levels of these statins, thereby increasing the likelihood of statin-induced side effects. The trial is a fixed-sequence, open-label research clinical trial conducted on healthy volunteers.

After seven days of treatment with AEGR-733 at 10 mg, patients experienced clinically insignificant increases in maximum drug concentrations and overall drug exposure of Lipitor (atorvastatin) and Zocor (simvastatin). Based on this data, we believe there should be no significant drug-drug interaction between AEGR-733 at lower doses planned for future study (2.5 mg to 10 mg) and these statins. Additionally, there was no significant impact of AEGR-733 upon the metabolism of the other agents studied, including Tricor (fenofibrate), Crestor (rosuvastatin) and Zetia (ezetimibe).

As a precursor to initiating the pivotal Phase III HoFH clinical trial described below, we added additional arms to this trial in order to evaluate the potential pharmacokinetic effect of AEGR-733 60 mg in combination with two lipid-lowering drugs, Lipitor (atorvastatin) and Crestor (rosuvastatin), and dextromethrophan, which is a surrogate for drugs metabolized by the cytochrome P450 2D6 isoenzyme. In these arms, there was no clinically significant impact of 60 mg AEGR-733 on the metabolism of Lipitor (atorvastatin) and Crestor (rosuvastatin). Additionally, there was no significant difference in the pharmacokinetics of dextromethrophan.

AEGR-733 appeared to be safe and well tolerated. Some patients experienced mild, episodic gastro-intestinal events, two patients experienced moderate diarrhea and no significant shifts or changes in liver function enzymes were noted.

Phase II—AEGR-733 5-10 mg +/- Zetia (ezetimibe)

In 2006, a Phase II clinical trial was initiated to evaluate AEGR-733 as monotherapy as well as in combination with Zetia (ezetimibe). This trial was funded by Aegerion and conducted under an IND held by Dr. Rader of the University of Pennsylvania School of Medicine.

In this twelve-week trial, a total of 84 patients with hypercholesterolemia were randomized to one of three treatment arms: AEGR-733 alone, Zetia (ezetimibe) 10 mg alone, or the combination of AEGR-733 + Zetia (ezetimibe) 10 mg. Patients receiving AEGR-733, whether alone or in combination, were started at 5 mg once daily for four weeks, and were subsequently titrated to 7.5 mg then 10 mg for two additional four week intervals. The primary efficacy endpoint of this trial was the percentage change in LDL-C from baseline after twelve weeks. Secondary endpoints included percentage change in LDL-C after four and eight weeks, percentage change in other lipid parameters, such as total cholesterol, triglycerides, and HDL-C, as well as percentage change in body weight and safety and tolerability at all time points.

In November 2006, at a meeting of the American Heart Association, we reported interim results for the primary and secondary efficacy and safety objectives from this clinical trial. The final LDL-C efficacy findings for the percentage reduction in LDL-C levels are summarized below.

Drugs Evaluated	Number of Subjects	% LDL-C Reduction(1)	p-Value
After four weeks:

Zetia (ezetimibe) 10 mg	25	19.9%	p<0.001
AEGR-733 5 mg	24	18.6%	p<0.001
AEGR-733 5 mg + Zetia (ezetimibe) 10 mg	27	34.5%	p<0.001

After eight weeks:

Zetia (ezetimibe) 10 mg	23	21.9%	p<0.001
AEGR-733 7.5 mg	21	26.4%	p<0.001
AEGR-733 7.5 mg + Zetia (ezetimibe) 10 mg	26	38.0%	p<0.001

After twelve weeks:

Zetia (ezetimibe) 10 mg	23	19.9%	p<0.001
AEGR-733 10 mg	19	29.9%	p<0.001
AEGR-733 10 mg + Zetia (ezetimibe) 10 mg	24	46.2%	p<0.001

(1)	In each case, percentage of LDL-C reduction represents the average percentage reduction in LDL-C levels from baseline that was experienced by the subjects in the relevant subgroup.

In addition to these LDL-C efficacy findings, at all three intervals the superiority of AEGR-733 + Zetia (ezetimibe) versus Zetia (ezetimibe) monotherapy in LDL-C lowering efficacy was statistically significant (p<0.001). Additionally, AEGR-733 10 mg monotherapy was superior to Zetia (ezetimibe) 10 mg monotherapy in LDL-C lowering efficacy, with a statistical significance of p=0.015.

The secondary efficacy findings for average percentage increase or (decrease) in triglyceride and HDL-C levels and weight from this trial are summarized below.

Drugs Evaluated	TG(1)	HDL-C(2)	Weight(2)
After four weeks:

Zetia (ezetimibe) 10 mg	2.2%	3.0%	(0.2)%
AEGR-733 5 mg	(0.7)%	(9.1)%	(0.4)%
AEGR-733 5 mg + Zetia (ezetimibe) 10 mg	(1.0)%	(7.1)%	(0.9)%

After eight weeks:

Zetia (ezetimibe) 10 mg	(1.5)%	2.8%	(0.7)%
AEGR-733 7.5 mg	(6.6)%	(9.2)%	(0.7)%
AEGR-733 7.5 mg + Zetia (ezetimibe) 10 mg	(20.0)%	(8.5)%	(1.6)%

After twelve weeks:

Zetia (ezetimibe) 10 mg	(3.1)%	6.3%	(0.2)%
AEGR-733 10 mg	(9.9)%	(6.2)%	(1.0)%
AEGR-733 10 mg + Zetia (ezetimibe) 10 mg	(14.8)%	(9.2)%	(1.4)%

(1)	Percentage change represents the median percentage change from baseline that was experienced by the subjects in the relevant subgroup.

(2)	Percentage change represents the mean percentage change from baseline that was experienced by the subjects in the relevant subgroup.

In this trial, AEGR-733 appeared to be safe and well tolerated. There was no difference in discontinuation rates between the patients treated with the combination of AEGR-733 + Zetia (ezetimibe) (n=4) versus those treated with Zetia (ezetimibe) (n=4) alone. Nine patients treated with AEGR-733 monotherapy were discontinued from therapy during this trial. As summarized below, the primary reason for discontinuation of therapy in patients treated with AEGR-733 was elevation in liver function tests. The adverse events experienced in this trial leading to discontinuation are summarized below.

	Total Number of Patients Discontinuing Treatment		Adverse Event(s)
Drugs Evaluated			Hepatic	GI	Muscle	Neuro	Vascular
Zetia (ezetimibe)	4		0	2	1	1	0

AEGR-733	9		6	2	0	0	1
AEGR-733 + Zetia (ezetimibe)	4	(1)	3	1	1	0	0

(1)	One patient in the AEGR-733 + Zetia (ezetimibe) arm experienced more than one adverse event.

One patient involved in the trial suffered a severe adverse event that was determined to be a fatal myocardial infarction. This event occurred seven days after the patient had completed the trial and was deemed by the investigator and the medical monitor to be unrelated to drug therapy.

We believe the results of this trial demonstrate the potential LDL-C lowering efficacy of AEGR-733 when used as a monotherapy, as well as the potential additive effect of AEGR-733 when used in combination with Zetia (ezetimibe), thereby potentially offering statin-like efficacy for statin-intolerant patients seeking significant cholesterol reduction. Statins have been shown to generally reduce LDL-C by approximately 25-55%, depending on the dose, when used as monotherapy.

Phase II—Partially Completed AEGR-733 2.5-10 mg +/- Lipitor (atorvastatin) Trial

In June 2007, we voluntarily halted a Phase II clinical trial to evaluate the safety and efficacy of AEGR-733 + Lipitor (atorvastatin) versus Lipitor (atorvastatin) alone and AEGR-733 alone in subjects with hypercholesterolemia. We halted the trial because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events inconsistent with prior clinical data for AEGR-733. Before its discontinuation, a total of 113 patients were enrolled in the trial, 82 of whom were randomized to one of eight arms containing AEGR-733 as part of the therapy. The treatment period for these patients generally ranged from 0-4 weeks. A total of 21 patients discontinued treatment, 19 of whom discontinued for gastrointestinal adverse events and two of whom discontinued for liver function test elevations. Of these patients, all of whom received AEGR-733 in doses ranging from 2.5 mg to 10 mg across seven of eleven trial arms, gastrointestinal adverse events typically presented within the first 24-48 hours of treatment.

This rate of discontinuation for gastrointestinal adverse events was inconsistent with discontinuation rates experienced in previous clinical trials of AEGR-733. For example, in a Phase II clinical trial of AEGR-733 +/- Zetia (ezetimibe), three patients (of 56) who received AEGR-733 as monotherapy or combination therapy in doses ranging from 5 mg to 10 mg discontinued treatment for gastrointestinal adverse events (versus two patients (of 29) receiving Zetia (ezetimibe) 10 mg alone). No other trials have been conducted with the lot of API that was used in the halted AEGR-733 +/- Lipitor (atorvastatin) trial.

Upon discontinuing the trial we commenced an investigation into the unexpected level of gastrointestinal adverse events. After extensive testing and other investigation, we believe the cause of the adverse events was microbial contamination, with the responsible organism being Bacillus cereus, or B. cereus, a bacterium often identified with food borne illness. As part of our investigation, B. cereus was detected in samples of capsules taken from both opened and unopened bottles of AEGR-733. The gastrointestinal symptoms most often associated with B. cereus, such as nausea, vomiting, diarrhea and intestinal pain, were all reported by patients who received AEGR-733 in the halted trial. A subsequent clinical trial of AEGR-733, for which we used a different lot of API, did not result in a discontinuation rate consistent with that experienced in the halted trial. Through our third-party contract manufacturer, we have manufactured a new lot of API and a new lot of clinical supplies utilizing a previously tested lot of API, and we have instituted new quality control and testing procedures, including tests for microbial contamination, as part of the manufacturing and encapsulation process.

Although this trial was unexpectedly terminated, we believe the partial data collected from the trial demonstrates the potential for the significant additive effect of AEGR-733 when used in combination with Lipitor (atorvastatin), as summarized below.

Drugs Evaluated	Number of Patients(1)	% Change in LDL-C(2)	p-Value
After two weeks:

Placebo	10	1.4%	p=0.7135
Lipitor (atorvastatin) 20 mg	8	(31.4)%	p=0.0004
Lipitor (atorvastatin) 80 mg	5	(45.7)%	p=0.0075

AEGR-733 2.5 mg	6	0.3%	p=0.9044
AEGR-733 5 mg	3	(26.3)%	p=0.0574
AEGR-733 7.5 mg	5	(29.6)%	p=0.0264
AEGR-733 10 mg	5	(36.9)%	p=0.0029

AEGR-733 2.5 mg + Lipitor (atorvastatin) 20 mg	8	(52.3)%	p<0.0001
AEGR-733 5 mg + Lipitor (atorvastatin) 20 mg	6	(53.8)%	p<0.0001
AEGR-733 7.5 mg + Lipitor (atorvastatin) 20 mg	6	(73.2)%	p<0.0001
AEGR-733 10 mg + Lipitor (atorvastatin) 20 mg	4	(66.1)%	p<0.0001

(1)	Represents the number of patients receiving two weeks of treatment in the applicable arm of the trial.
(2)	In each case, percentage of LDL-C reduction represents the average percentage reduction in LDL-C levels from baseline that was experienced by the subjects in the relevant subgroup.

In addition, after two weeks of treatment, the superiority of AEGR-733 7.5 mg + Lipitor (atorvastatin) 20 mg versus each of Lipitor (atorvastatin) 20 mg and Lipitor (atorvastatin) 80 mg was statistically significant (p<0.001), and the superiority of AEGR-733 10 mg + Lipitor (atorvastatin) 20 mg versus each of Lipitor (atorvastatin) 20 mg monotherapy and Lipitor (atorvastatin) 80 mg monotherapy was statistically significant (p<0.001 and p=0.019, respectively). Furthermore, the superiority of each of AEGR-733 2.5 mg and AEGR-733 5 mg + Lipitor (atorvastatin) 20 mg versus Lipitor (atorvastatin) 20 mg monotherapy was statistically significant (p=0.002).

Because changes in liver function are an area of interest for this class of drugs, we also examined the number of instances where significant increases in ALT (alanine transaminase) or AST (aspartate transaminase), which are liver enzymes, were observed for any patient at any time during the course of this halted trial. ALT and AST are commonly measured clinically as a part of a diagnostic liver function test to determine liver health. The table below describes the number of patients with any single elevations of ALT and/or AST at any post-randomization visit for any patient.

Drugs Evaluated	Number of Patients(1)	ALT or AST>3X Upper Limit of Normal	ALT or AST>5X Upper Limit of Normal	ALT or AST>10X Upper Limit of Normal

Placebo	13	0	0	0
Lipitor (atorvastatin) 20 mg	11	0	0	0
Lipitor (atorvastatin) 80 mg	8	0	0	1

AEGR-733 2.5 mg	7	0	0	0
AEGR-733 5 mg	10	0	0	0
AEGR-733 7.5 mg	10	1	1	0
AEGR-733 10 mg	12	1	0	0

AEGR-733 2.5 mg + Lipitor (atorvastatin) 20 mg	11	0	0	0
AEGR-733 5 mg + Lipitor (atorvastatin) 20 mg	11	0	0	0
AEGR-733 7.5 mg + Lipitor (atorvastatin) 20 mg	12	1	1	0
AEGR-733 10 mg + Lipitor (atorvastatin) 20 mg	10	1	0	0

(1)	Represents number of patients randomized in the applicable arm of the trial.

Because this trial was halted before completion, the number of subjects evaluated was significantly fewer and the length of treatment was significantly shorter than originally planned. This trial was originally designed for eight weeks of treatment and to be comprised of 286 patients randomized to one of eleven arms. Accordingly, caution should be taken in evaluating the above described data. The above described data are not necessarily indicative of what might have been experienced had the trial been completed as it was originally designed, nor are they necessarily predictive of what might be experienced in the new Phase II trial of AEGR-733 + Lipitor (atorvastatin), which we initiated in the fourth quarter of 2007 using our newly manufactured clinical supplies utilizing a previously tested lot of API.

Ongoing Clinical Trials

Phase III—AEGR-733 in Patients With HoFH

In the fourth quarter of 2007, a pivotal Phase III clinical trial was initiated, to evaluate both the efficacy and long-term safety of AEGR-733 in subjects with HoFH at the maximum tolerated dose of 60 mg. This trial will be funded by us and the FDA under its orphan grant program and conducted under a sponsor-investigator IND held by Dr. Rader of the University of Pennsylvania School of Medicine. Under the current trial protocol, 25 subjects with HoFH will be enrolled and would receive AEGR-733 in combination with their existing statin, such as Lipitor (atorvastatin) or Crestor (rosuvastatin), and other lipid-lowering therapies, such as Zetia (ezetimibe). Patients will be initiated at AEGR-733 5 mg and then titrated to as much as 60 mg over the first 26 weeks of the clinical trial. Patients will then be maintained on the highest tolerated dose for an additional 52 weeks. The primary efficacy endpoint of this trial will be percent change in LDL-C, a validated surrogate endpoint for FDA approval, after 26 weeks of treatment. Other secondary efficacy and safety endpoints (including hepatic fat as measured by magnetic resonance spectroscopy, or MRS, imaging and pulmonary function) will be followed over the course of the clinical trial. In October 2007, the FDA granted AEGR-733 orphan drug status for this indication.

Patient screening for this pivotal Phase III clinical trial was initiated in the fourth quarter of 2007.

Phase II—AEGR-733 5-10 mg +/- Lipitor (atorvastatin)

We expect to conduct a randomized, double-blind, placebo-controlled, parallel group Phase II clinical trial to evaluate the safety and efficacy of the combination of AEGR-733 + Lipitor (atorvastatin) versus Lipitor (atorvastatin) alone and AEGR-733 alone in subjects with hypercholesterolemia. In this clinical trial, we currently expect that approximately 156 patients will be randomized to one of the following six arms and receive treatment for eight weeks: two arms will have AEGR-733 alone at the doses of 5 mg or 10 mg; two arms will have those same two doses of AEGR-733 combined with Lipitor (atorvastatin) 20 mg; and two comparator arms will have placebo and Lipitor (atorvastatin) 20 mg alone. The average percentage reduction in LDL-C levels after eight weeks of treatment will be the primary efficacy endpoint. Secondary efficacy endpoints are expected to include other lipid parameters, change in body weight and safety and tolerability.

Patient screening for this Phase II clinical trial was initiated in the fourth quarter of 2007.

Phase II—AEGR-733 Hepatic Imaging

Phase I and Phase II clinical trials of AEGR-733 and AEGR-427 (implitapide) conducted by BMS and the University of Pennsylvania, respectively, demonstrated that four weeks of therapy at higher doses (25 mg to 100 mg in the case of AEGR-733 and 80 mg and 160 mg in the case of AEGR-427 (implitapide)) resulted in hepatic steatosis that was reversible upon termination of treatment. The clinical significance of an increase in hepatic fat is unknown. Although there are more severe hepatic diseases that have fat accumulation as a component, the causative role of hepatic fat, if any, in these diseases is not clearly understood. In addition, there are other drugs approved by the FDA for sale in the United States that are known to induce hepatic steatosis, including tamoxifen (used in the treatment of breast cancer) and amiodarone (used in the treatment of ventricular fibrillation), although these indications have different risk/benefit profiles than the broad hyperlipidemic patient population. Furthermore, studies have shown that a significant number of patients with diabetes and obese individuals have hepatic steatosis, with no known long-term liver consequences. Similarly, those patients who suffer from a genetic deficiency of microsomal triglyceride transfer protein have been shown to have some degree of hepatic steatosis with no known long-term liver complications.

We intend to initiate a randomized, double-blind, placebo-controlled, parallel-group Phase II clinical trial to evaluate low doses of AEGR-733 on hepatic fat accumulation as measured by MRS imaging in hyperlipidemic patients. In this clinical trial, we currently expect that approximately 240 patients will be randomized into one of eight arms: placebo, AEGR-733 alone at doses of 2.5, 5, 7.5 and 10 mg and AEGR-733 5 mg combined with either Tricor (fenofibrate) 145 mg, Lipitor (atorvastatin) 20 mg or Zetia (ezetimibe) 10 mg over the course of the 12-week clinical trial.

Hepatic fat will be measured by MRS imaging at baseline and at four-week intervals over the course of the clinical trial. Secondary efficacy endpoints are expected to include lipid efficacy measures and other markers of hepatic and overall safety and tolerability. In addition, we will be conducting pulmonary function tests on patients in this trial.

We have designed this clinical trial in consultation with leading hepatologists who serve on our Scientific Advisory Board. We believe this clinical trial will allow us to test several important hypotheses, including:

•	whether significant hepatic fat accumulation is seen at the lower doses we intend to develop;

•	if lower doses result in hepatic steatosis, whether there is the potential for adaptation by the liver after longer exposure (> four weeks); and

•	the ability of combination therapies to mitigate any potential hepatic steatosis that may result from low-dose MTP-I therapy.

A direct dose-dependent relationship between AEGR-733 and the accumulation of hepatic fat has been observed in a previous clinical trial. We will be studying doses below where the majority of previous clinical work was conducted. There is also evidence that when patients are exposed to certain drugs with hepatic action, adaptation can occur. That is, the liver will return to baseline levels if the medication is continued. Therefore, if the accumulation of hepatic fat is observed at lower doses of AEGR-733, one objective of this clinical trial would be to determine whether the liver will adapt over time to the increases in hepatic fat patients experience when treated with AEGR-733. Finally, other lipid lowering therapies have been shown in animal studies to reduce diet or MTP-I induced hepatic steatosis. For example, in a rodent model of hepatic steatosis, gemfibrozil, a fibric acid derivative, was shown to significantly ameliorate hepatic fat accumulation. In addition, in a November 2006 presentation at a meeting of the American Heart Association, Zetia (ezetimibe) was shown to significantly reduce hepatic fat in a mouse model. Therefore, if the accumulation of hepatic fat is observed at lower doses of AEGR-733, another objective of this clinical trial will be to determine whether combination therapy may mitigate this effect.

Patient screening for this Phase II clinical trial was initiated in the fourth quarter of 2007.

AEGR-427 (implitapide) for Hyperlipidemia

Overview

Our second product candidate, AEGR-427 (implitapide), is a MTP-I we are developing as an oral, once-a-day treatment for patients with severe hypertriglyceridemia and patients with hyperlipidemia who are at high and moderately high-risk of experiencing a cardiovascular event. Although both our product candidates are MTP-Is and have a similar mechanism of action, we believe that AEGR-427 (implitapide) may have greater effect in the intestine, and thus may have relatively greater potential for lowering dietary triglycerides and causing weight loss, in addition to lowering LDL-C.

The prior development of this compound followed a similar pathway to the development of AEGR-733. Bayer was primarily focused on developing implitapide as a monotherapy at higher doses (80 mg and 160 mg) aimed at providing 40-60% reductions in LDL-C. Like AEGR-733, these higher doses were associated with significantly higher rates of gastrointestinal adverse events and hepatic fat accumulation. As with AEGR-733, we believe lower doses may provide the potential for an appropriate therapeutic window.

We are developing AEGR-427 (implitapide) for the treatment of hyperlipidemia. We plan to conduct a randomized, placebo-controlled, double-blind Phase II clinical trial to evaluate the efficacy and safety/tolerability profile of AEGR-427 (implitapide) in doses ranging from 30 mg to 40 mg, alone and in combination with other lipid-lowering therapies, and a Phase II pharmacokinetic trial, to evaluate the impact of steady state levels of AEGR-427 (implitapide) on the single-dose pharmacokinetics of three commonly used statins: Lipitor (atorvastatin), Zocor (simvastatin) and Crestor (rosuvastatin). We also plan to conduct a randomized, placebo-controlled, double-blind Phase II trial designed to investigate the effects of AEGR-427 (implitapide) on the levels of hepatic fat at the doses of 30 mg and 40 mg alone and in combination with other lipid-lowering therapies. We expect to initiate patient screening for all of these clinical trials in 2008.

We also plan to develop AEGR-427 (implitapide) for the treatment of hypertriglyceridemia. In patients with severe hypertriglyceridemia (of >2,000 mg/dL), increased risk of cardiovascular disease is generally overshadowed by the risk of acute pancreatitis, a life-threatening disease. Broader patient populations with elevated levels of triglycerides are also at risk of experiencing life-threatening disease. Such elevated levels of triglycerides have been linked to atherosclerosis, coronary heart disease and stroke. Currently available treatments for hypertriglyceridemia consist of lifestyle changes as well as the administration of fibrates and omega-3 fatty acids, however these treatments are typically inadequate to meet this clinical need.

Clinical Data

Phase II—AEGR-427 (implitapide) in Patients With Primary Hypercholesterolemia (MISTRAL)

In 1999, Bayer completed a Phase II clinical trial to evaluate the effects of implitapide in patients with hypercholesterolemia. This trial was a randomized, placebo-controlled, double-blind, parallel-group, dose-ranging comparative trial in which four doses of implitapide ranging from 20 mg to 160 mg were compared to placebo and to cerivastatin 0.3 mg in patients with primary hypercholesterolemia during a four-week treatment period. The total duration of the clinical trial was 14 to 18 weeks with an 8 to 12 week diet run-in period, the last four weeks on a single blind placebo. This was followed by four weeks of randomized study treatment and by two weeks of post-treatment follow-up. The primary efficacy endpoint was the mean percentage change from baseline to endpoint, which was the end of the trial or last visit carried forward, of LDL-C, as well as the percentage of patients with a decrease of at least 15% in LDL-C between baseline and endpoint. Secondary efficacy endpoints included levels of other lipid parameters such as total cholesterol, triglycerides and HDL-C, as well as safety and tolerability.

The results of this trial are summarized below.

In this trial, treatment with AEGR-427 (implitapide) resulted in a dose-dependent average decrease in LDL-C levels of 8.2-55.1% as the dose was increased from 20 mg to 160 mg. For the doses from 40 mg to 160 mg, the p-value was <0.001 compared to placebo.

The rate of discontinuation remained low in the 20 mg and 40 mg doses of AEGR-427 (implitapide), with one subject discontinued in the placebo arm, as well as for the 20 mg and 40 mg arms of the trial. A higher rate of discontinuation was seen in the group of patients treated with 80 mg, and a very high rate of discontinuation was seen in those treated with 160 mg, with 13.7% and 41.5% of patients discontinuing the trial, respectively, in these two treatment groups. The primary reason for discontinuation was the occurrence of gastrointestinal events. Elevation in liver function test values also was observed in the 80 mg and 160 mg patient groups. These gastrointestinal effects and elevation in liver function test values were consistent with observations in other trials Bayer conducted at 80 mg and 160 mg.

Planned Clinical Trials

As with AEGR-733, we are focusing on a strategy to develop AEGR-427 (implitapide) at lower doses (30 mg to 40 mg) than most frequently studied by Bayer. Based upon results from the prior development efforts, including the results of the MISTRAL trial described above, we believe that such lower doses have the potential to provide clinically relevant reductions in LDL-C and other lipids, such as triglycerides, while having acceptable rates of adverse events.

Phase II—Pharmacokinetics Drug Interaction Trial

We intend to initiate a Phase II clinical trial of AEGR-427 (implitapide) designed to evaluate the impact of steady state levels of AEGR-427 (implitapide) in approximately 45 healthy volunteers on the single-dose pharmacokinetics of three commonly used statins after ten days of treatment: Lipitor (atorvastatin), Zocor (simvastatin) and Crestor (rosuvastatin). This trial is similar, in many respects, to the pharmacokinetic study conducted in 2006 with AEGR-733. Given what we currently know about the profile of AEGR-427 (implitapide) we do not expect that it will affect the pharmacokinetics of any of these statins. We also expect to collect lipid efficacy and safety/tolerability data for AEGR-427 (implitapide) in this trial.

We currently expect to initiate this Phase II clinical trial in 2008.

Phase II—AEGR-427 (implitapide) Dose-Ranging and Combination Trial

We intend to initiate a randomized, placebo-controlled, double-blind Phase II trial designed to evaluate AEGR-427 (implitapide) at the doses of 30 mg and 40 mg, alone and in combination with other lipid-lowering therapies. In the trial, we expect approximately 175 hypercholesterolemic patients will be randomized into one of the following seven treatment arms: 1) placebo; 2) 30 mg of AEGR-427 (implitapide); 3) 40 mg of AEGR-427 (implitapide); 4) 10 mg of Lipitor (atorvastatin); 5) 10 mg of Zetia (ezetimibe); 6) the combination of 40 mg AEGR-427 (implitapide) plus Lipitor (atorvastatin) 10 mg; and 7) the combination of 40 mg AEGR-427 (implitapide) plus Zetia (ezetimibe) 10 mg. After four weeks of treatment, patients in arms four through seven will receive the addition of either 10 mg of Lipitor (atorvastatin) or 10 mg Zetia (ezetimibe) for an additional four weeks of treatment depending upon what they were receiving during the first four weeks. We expect the primary efficacy parameters to be percentage reduction in LDL-C levels after four and eight weeks of treatment and secondary parameters to include other lipid parameters, including changes in triglyceride levels, as well as safety and tolerability and weight loss.

We currently expect to initiate this Phase II clinical trial in 2008.

Phase II—AEGR-427 (implitapide) Hepatic Imaging Trial

We intend to initiate a randomized, placebo-controlled, double-blind Phase II trial designed to investigate the effects of AEGR-427 (implitapide) on the levels of hepatic fat at the doses of 30 mg and 40 mg alone and in combination with other lipid-lowering therapies. In this trial, we expect that approximately 180 hypercholesterolemic patients will be randomized into one of the following six treatment arms and receive treatment for twelve weeks: 1) placebo; 2) 30 mg of AEGR-427 (implitapide); 3) 40 mg of AEGR-427 (implitapide); 4) 40 mg of AEGR-427 (implitapide) plus 20 mg of Lipitor (atorvastatin); 5) 40 mg of AEGR-427 (implitapide) plus 10 mg of Zetia (ezetimibe); and 6) 40 mg of AEGR-427 (implitapide) plus 145 mg of Tricor (fenofibrate). We expect the primary efficacy parameter to be the percent hepatic fat as measured by nuclear magnetic resonance spectroscopy after twelve weeks of treatment and secondary efficacy parameters to include changes in LDL-C and other lipid parameters, change in body weight, safety and tolerability at week twelve as well as all of these parameters at intervening weeks. In addition, we will be conducting pulmonary function tests on patients in this trial.

We currently expect to initiate this Phase II trial in 2008.

Partial Clinical Hold

In June 2007, we received notice from the FDA of a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates. Based on our discussions with the FDA, we understand that this partial clinical hold is applicable to all sponsors of MTP-Is. The partial clinical hold does not affect any of our planned Phase II clinical trials, none of which are designed to exceed six months in duration. In addition, the FDA waived application of this partial clinical hold for the 18-month pivotal Phase III clinical trial of AEGR-733 in patients with HoFH. However, we expect that Phase III trials we may conduct in the future for AEGR-733 and AEGR-427 (implitapide) will be longer than six months.

The FDA has asked us to collect additional preclinical data to assess the risk for pulmonary phospholipidosis, which is the accumulation of phospholipids in lung cells, with long-term use of these compounds. Prior preclinical studies of AEGR-733 and AEGR-427 (implitapide) have explored this issue. We understand the FDA has undertaken a broader initiative to understand phospholipidosis in those drugs commonly evidencing this phenomenon, typically characterized as cationic (positively charged) and lipophilic (soluble in lipids). MTP-Is are catatonic and lipophilic. More than 20 FDA-approval marketed drugs, including commonly prescribed or over-the-counter medications such as Prozac, Zantac and Claritin, are cationic and lipophilic and have shown evidence of pulmonary and other forms of phospholipidosis in preclinical animal studies. Animals of different species can respond differently to drug exposure and to date there are no known functional consequences of pulmonary phospholipidosis in animals or humans.

With regard to the clinical hold, the FDA has requested that we conduct a three-month, repeat-dose rat toxicology study that includes a recovery group and a sufficient number of active doses to establish the level of exposure at which there is no biologically or statistically significant increase in the frequency or severity of pulmonary phospholipidosis, which is commonly referred to as the no observable adverse effect level, or NOAEL. The FDA has also requested an electron microscopy lung tissue analysis. We expect to initiate these preclinical studies for both AEGR-733 and AEGR 427 (implitapide) in the first half of 2008. Although pulmonary phospholipidosis is not readily monitorable in the clinical setting, we also plan to monitor the effect of AEGR-733 and AEGR-427 (implitapide) on pulmonary function through pulmonary function testing as part of our planned Phase II hepatic imaging trials of AEGR-733 and AEGR-427 (implitapide) and the pivotal Phase III trial of AEGR-733 in patients with HoFH. In prior human clinical trials with AEGR-733 and AEGR-427 (implitapide) in which pulmonary function testing has been conducted, there has been no evidence of any complication of pulmonary function.

If we are not able to successfully complete the preclinical studies required by the FDA, or otherwise satisfy the FDA’s concerns related to pulmonary phospholipidosis, in particular with respect to broader patient populations beyond those patients with severe genetic disorders such as HoFH, we could be delayed in, or prevented from, obtaining regulatory approval of our product candidates. See “Risk Factors—The FDA has instituted a partial clinical hold with respect to clinical trials of longer than six months duration for our product candidates …”

Potential Future Indications

Hepatitis C

In April 2007, Proceedings of the National Academy of Sciences published the results of in vitro studies of AEGR-733 conducted by The University of Texas Southwestern Medical Center that we believe demonstrate the potential for MTP-Is to inhibit the extracellular secretion of the hepatitis C virus. During the summer of 2007, we replicated these in vitro studies in AEGR-427 (implitapide).

In November 2007, we entered into an exclusive, worldwide license agreement with The University of Texas System, on behalf of The University of Texas Southwestern Medical Center, or UTSW, to a patent application directed to treating hepatitis C using MTP-Is, small interfering ribonucleic acids, or siRNAs, or antisense oligonucleotides directed against apolipoprotein B, or apoB, in the field of human therapeutics and prophylactics to treat any disease. ApoB is the protein that carries certain forms of cholesterol and triglyceride particles in the bloodstream. The license from UTSW covers, among other things, the development and commercialization of MTP-Is alone or in combination with other active ingredients in the licensed field. Under our license agreement with UTSW, we have paid non-refundable upfront payment of $50,000, and will be required to pay a license reissue fee of $50,000 on the six month anniversary of the agreement, an annual license reissue fee in the amount of $25,000 beginning November 2009 until such time as certain development milestones have been achieved, up to an aggregate of $1,050,000 upon the achievement of certain development milestones and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions). We may grant sublicenses under the license, subject to certain limitations.

We are in the preliminary stages of preparing a Phase I proof-of concept clinical trial of AEGR-427 (implitapide) for this indication.

Nitric Oxide-Related Therapeutics

We believe there is the potential to develop nitric oxide-donating compounds to treat cardiovascular and other metabolic diseases. Nitric oxide is generally believed to act as both an effector and signaling molecule within the cardiovascular system. We believe that some aspects of cardiovascular disease are driven by decreased levels of nitric oxide and thus actions that can increase levels of nitric oxide have the potential to provide a benefit within the cardiovascular system. As a result, we are exploring opportunities to take existing developmental and/or marketed compounds to treat cardiovascular or other metabolic diseases to develop new chemical entities that might possess the ability to produce nitric oxide as well as retain the original compound’s effects.

In November 2007, we entered into an agreement with Duke University, or Duke, pursuant to which we obtained an exclusive, worldwide license from Duke under the patent rights owned or controlled by Duke to use nitric oxide-related therapeutics based on MTP-Is, cholesterol-effecting agents, anti-diabetics and anti-hypertensives. Under this agreement, we have paid a non-refundable upfront license fee of $150,000 and will be required to pay an additional $450,000 within 30 days of this offering, and we will be required to pay up to an aggregate of $1,650,000 upon the achievement of certain development milestones, $200,000 in the event Aegerion is acquired by an unaffiliated third party, annual payments for each anniversary date beginning in 2010 in the amount of $75,000 the first year (2010), $100,000 the second year (2011) and $150,000 for each and every year thereafter, with each annual payment creditable in full against any running royalties on net sales owed to Duke, a portion of certain consideration received from our sublicensees (including milestone payments and royalties) and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions). We may grant sublicenses under the license, subject to certain limitations.

We are in the preliminary stages of preparing a proof-of-concept in vitro study of AEGR-427 (implitapide) linked to a nitric oxide-donating compound.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

The market for cholesterol therapeutics is especially large and competitive. The MTP-I product candidates we are currently developing, if approved, will face intense competition, either as monotherapies or in combination therapies. Although there are no MTP-I compounds currently approved by the FDA for the treatment of hyperlipidemia, we are aware of other pharmaceutical companies, as described below, that are developing product candidates in this new therapeutic area.

Many of our potential competitors, including many of the organizations named below have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

We expect that AEGR-733 and AEGR-427 (implitapide), if approved, will compete with the following:

•	Other MTP-Is. Currently, there are no MTP-I compounds approved by the FDA for the treatment of hyperlipidemia. We understand that Surface Logix, Inc., a privately-held drug development company, is developing an intestine-specific MTP-I, called SLX-4090 and has completed a Phase I clinical trial for this product candidate. In addition, we understand that Japan Tobacco, Inc. is working on a MTP-I, called JTT-130, that is currently in Phase II trials in Japan and overseas. We believe that other large pharmaceutical companies, including Pfizer Inc., may be investigating MTP-I compounds, but all are believed to be in early stages of development.

•

Combination Therapies. We believe that our product candidates have the potential to address significant unmet medical needs when used in combination with existing lipid lowering therapies, in particular statins and cholesterol absorption inhibitors. As such, our product candidates, if approved, will compete to varying degrees with fixed dosage combination therapies, such as Vytorin (ezetimibe / simvastatin) which is marketed by a joint-venture between Schering-Plough Corporation and Merck & Co., Inc. and Advicor (niacin extended-release / lovastatin tablets) which is marketed by Abbott Laboratories.

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Statins. We believe that our product candidates have the potential to address significant unmet medical needs when used in combination with statin therapies. However, to a limited extent our product candidates, if approved, will compete directly with statins, including: Lipitor (atorvastatin) which is marketed by Pfizer Inc.; Crestor (rosuvastatin) which is marketed by AstraZeneca PLC; and Zocor (simvastatin), which is marketed by Merck & Co., Inc.

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Cholesterol Absorption Inhibitors. We believe that our product candidates have the potential to address significant unmet medical needs when used in combination with cholesterol absorption inhibitors, such as: Zetia (ezetimibe), which is marketed as a monotherapy by Merck/Schering-Plough Corporation and is currently the only FDA-approved cholesterol absorption inhibitor on the market. However, to a significant extent our product candidates, if approved, will also compete directly with this drug class, particularly as a combination therapy with statins to treat patients with hyperlipidemia. In addition, we understand that Microbia, Inc., a privately held drug development company, is developing a cholesterol absorption inhibitor, that is currently in Phase I clinical trials. Sanofi-Aventis has also recently announced that it is developing a cholesterol absorption inhibitor, called AVE-5530, that is currently in Phase IIb clinical development. We believe that other pharmaceutical companies may be developing cholesterol absorption inhibitor compounds, but all are believed to be in early stages of development.

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Other Lipid-Lowering Therapies. Although we believe that our product candidates have the potential to be used in combination with other lipid-lowering therapies, to a significant extent our product candidates, if approved, will compete directly with these therapies in the treatment of hyperlipidemia, including: Tricor (fenofibrate tablets) and Niaspan (niacin), both of which are marketed by Abbott Laboratories. In addition, Isis Pharmaceuticals is developing an antisense apoB-100 inhibitor requiring weekly subcutaneous injections for lowering high cholesterol and has initiated a Phase II clinical trial for this product candidate, and Takeda Pharmaceutical Company Limited is developing a squalene synthase inhibitor for lowering high cholesterol and has initiated a Phase III clinical trial for this product candidate.

Intellectual Property

Our policy is to pursue patents, developed internally and licensed from third parties, and other means to otherwise protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

As of the date of this prospectus, our AEGR-733 patent portfolio consists of five issued U.S. patents, one pending U.S. non-provisional patent application and related patents and pending applications in Europe, Australia, Japan, Canada, and Israel. We hold an exclusive worldwide license from UPenn to these patents and patent applications. This license is described below. The issued U.S. patents described above contain claims directed to the compound, AEGR-733, and various methods of use, including methods of treating atherosclerosis, hyperlipidemia or hypercholesterolemia, and methods of reducing serum lipid levels, cholesterol and/or triglycerides, and are scheduled to expire between 2013 and 2019.

As of the date of this prospectus, our AEGR-427 (implitapide) patent portfolio consists of four issued U.S. patents, two pending U.S. non-provisional applications, and related patents and pending applications in Europe, Australia, Asia, Africa, and South America. We hold an exclusive worldwide license from Bayer to these patents and patent applications. This license is described below. The issued U.S. patents described above contain claims directed to the compound, AEGR-427 (implitapide), methods for treating obesity and atherosclerosis, and processes for making AEGR-427 (implitapide), and are scheduled to expire between 2015 and 2017.

In addition to the patents and patent applications described above, we have filed four U.S. patent applications (three non-provisional applications and one provisional application) and four international applications directed to pharmaceutical combinations of a MTP-I (for example, AEGR-733 or AEGR-427 (implitapide)) and other cholesterol lowering drugs, and to methods of using such combinations in certain dosing regimens to reduce serum cholesterol and/or triglyceride concentrations, or to treat and/or control obesity.

The U.S. patent system permits the filing of provisional and non-provisional patent applications. A non-provisional patent application is examined by the U.S. Patent Office and can mature into a patent once the Patent Office considers the invention claimed in the non-provisional patent application meets the standards for patentability. A provisional patent application, however, is not examined, and automatically expires twelve months after its filing date. As a result, a provisional patent application cannot mature into a patent. The requirements for filing a provisional patent application are not as strict as those for filing a non-provisional patent application. Accordingly, provisional applications are sometimes used, among other things, to provide an early filing date for an invention. The filing date is a date the Patent Office uses to measure what information is prior art when it considers the patentability of a claimed invention. If certain requirements are satisfied, a patent issuing from a non-provisional patent application can claim the benefit of the filing date of an earlier filed provisional patent application. As a result, the filing date accorded by the provisional patent application may remove information that otherwise could preclude the patentability of an invention.

Depending upon the timing, duration and specifics of FDA approval of the use of AEGR-733 or AEGR-427 (implitapide), some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. See “—Regulatory Matters—Patent Term Restoration and Marketing Exclusivity.”

Licenses

University of Pennsylvania

In May 2006, we entered into a license agreement with UPenn, pursuant to which we obtained an exclusive, worldwide license from UPenn to certain know-how and a range of patent rights applicable to AEGR-733. In particular, we obtained a license to certain patents and patent applications owned by UPenn relating to the dosing of MTP-Is (including AEGR-733), and certain patents and patent applications and know-how covering

AEGR-733 that were assigned to UPenn by BMS in the field of monotherapy or in combination with other dyslipidemic therapies for treatment of patients with severe hypercholesterolemia unable to come within 15% of NCEP LDL-C goal on maximal tolerated oral therapy, as determined by the patient’s prescribing physician, or with severe combined hyperlipidemia unable to come within 15% of NCEP non-HDL-C goal on maximal tolerated oral therapy, as determined by the patient’s prescribing physician, or with severe hypertriglyceridemia unable to reduce TG<1000 on maximal tolerated therapy. We also have the right to use AEGR-733 either as a monotherapy or with other dyslipidemic therapies to treat patients with HoFH. We refer to the patents and patent applications assigned by BMS to UPenn and licensed to us by UPenn as the BMS-UPenn assigned patents.

To the extent that rights under the BMS-UPenn assigned patents were not licensed to us under our license agreement with UPenn or were retained by UPenn for non-commercial education and research purposes, those rights were licensed by UPenn back to BMS on an exclusive basis pursuant to a technology donation agreement between UPenn and BMS. In the technology donation agreement, BMS agreed not to develop or commercialize any compound (including AEGR-733) covered by certain of the BMS-UPenn assigned patents in the field licensed to us exclusively by UPenn. Through our license with UPenn, as provided in the technology donation agreement, we have the exclusive right with respect to the BMS-UPenn assigned patents regarding their enforcement and prosecution in the field licensed exclusively to us by UPenn.

The license from UPenn covers, among other things, the development and commercialization of AEGR-733 alone or in combination with other active ingredients in the licensed field. The license is subject to customary non-commercial rights retained by UPenn for non-commercial educational and research purposes. We may grant sublicenses under the license, subject to certain limitations. Pursuant to this license agreement, UPenn granted to us first option rights to exclusively license certain improvements in the licensed field to the licensed patent rights developed during the three years after the execution of this license agreement under the direction of Daniel Rader, M.D. at UPenn, and any invention arising from the use of the supply of AEGR-733 provided by us to UPenn (to the extent we do not already own any such invention pursuant to any other agreement with UPenn).

We are obligated under this license agreement to use commercially reasonable efforts to develop, commercialize, market and sell at least one product covered by the licensed patent rights, such as AEGR-733. Pursuant to this license agreement, we paid UPenn a one-time license initiation fee of $56,250. We will be required to make development milestone payments to UPenn of up to an aggregate of $150,000 when a licensed product’s indication is limited to HoFH or severe refractory hypercholesterolemia, and an aggregate of $2,550,000 for all other indications within the licensed field (all such development milestone payments for these other indications are payable only once, no matter how many licensed products for these other indications are developed), make specified royalty payments on net sales of products covered by the license (subject to a variety of customary reductions), and share with UPenn specified percentages of sublicensing royalties and other consideration that we receive under any sublicenses that we may grant.

This license agreement will remain in effect on a country-by-country basis until the expiration of the last-to-expire licensed patent right in the applicable country. We have the right to terminate this license agreement for convenience upon 60 days prior written notice to UPenn or for UPenn’s uncured material breach of the license agreement, subject to certain specific conditions and consequences. UPenn may terminate this license agreement for our uncured material breach of the license agreement, our uncured failure to make payments to UPenn or if we are the subject of specified bankruptcy or liquidation events.

On June 5, 2007, we entered into a clinical trial agreement with UPenn pursuant to which UPenn and its principal investigator, Dr. Marina Cuchel, will carry out research to clinically evaluate both the efficacy and long-term safety of AEGR-733 in subjects with HoFH. This clinical trial agreement governs the terms and conditions of the pivotal Phase III Study of AEGR-733 in patients with HoFH on current lipid-lowering therapy.

Bayer Healthcare AG

In May 2006, we entered into a license agreement with Bayer pursuant to which we obtained an exclusive, worldwide license from Bayer under the patent rights and know-how owned or controlled by Bayer applicable to AEGR-427 (implitapide). This license covers the development and commercialization of AEGR-427 (implitapide) alone or in combination with other active ingredients. We may grant sublicenses under the license, subject to certain limitations. Pursuant to this license agreement, we granted Bayer a first right of negotiation in the event Aegerion desires to commercialize any licensed products through or with a third party, which expires after 90 days if the parties are unable to come to an agreement. This first right of negotiation applies only to the specific products and in the specific countries potentially subject to third-party commercialization.

We are obligated under this license agreement to use commercially reasonable efforts to develop and commercialize, at our cost, at least one licensed product, such as AEGR-427 (implitapide). Pursuant to this license agreement, we paid Bayer a one-time initial license fee of $750,000. We will be required to make certain development milestone payments of up to an aggregate of $4,525,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed products are developed), annual payments for 2007 through 2011 of $1,000,000 in the aggregate, with each annual payment creditable in full against any development milestones that are or become payable, a one-time commercialization milestone payment of $5,000,000 if we achieve aggregate net sales of licensed products of $250,000,000 (payable only once, no matter how many licensed products are commercialized), and specified royalty payments on net sales of licensed products (subject to a variety of reductions).

This license agreement will remain in effect, and royalties will be payable on sales of licensed products, on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent right in the applicable country or 10 years after the first commercial sale of a licensed product in that country. This license agreement may be terminated by either party for the other party’s uncured material breach of this license agreement, except that Bayer may only terminate the license agreement for our material breach on a country-by-country or product-by-product basis if our breach is reasonably specific to one or more countries or licensed products, or if the other party becomes the subject of a specified bankruptcy or liquidation event. We have the right to terminate the license agreement for convenience upon 60 days prior written notice to Bayer.

Manufacturing and Supply

We currently rely on contract manufacturers to produce drug substances and drug products required for our clinical trials under current good manufacturing practices, with oversight by our internal managers. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our product candidates if and when approved for marketing by the FDA. We currently rely on a single manufacturer for the preclinical or clinical supplies of each of our product candidates and do not currently have agreements in place for redundant supply or a second source for any of our product candidates. We believe that there are alternate sources of supply that can satisfy our clinical trial requirements without significant delay or material additional costs.

In June 2007, we voluntarily halted a Phase II clinical trial of AEGR-733 because of suspected microbial contamination, which we believe resulted in patients experiencing gastrointestinal adverse events inconsistent with our prior clinical experience with this drug. After extensive testing and other investigation, we believe the cause of the adverse events was the introduction of the bacterium B. cereus, which is most often identified with food borne illness. The existence of microbial contamination is consistent with the nature and intensity of the adverse events experienced in the halted trial, which were typically experienced soon after dosing began and with an intensity consistent with that of B. cereus. We subsequently manufactured a new lot of API and a new lot of clinical supplies utilizing a previously tested lot of API using a third-party contract manufacturer and we have instituted new quality control and testing procedures, including tests for microbial contamination, as part of our manufacturing and encapsulation process. A subsequent clinical trial of AEGR-733, for which we used a different lot of API, did not result in a discontinuation rate consistent with that experienced in the halted trial.

Sales and Marketing

Given our stage of development, we have not developed a commercial organization or distribution capabilities. We expect that these capabilities would be developed at the time we enter into Phase III trials. In order to commercialize any of our product candidates, we must develop these capabilities internally or through collaboration with third parties. In selected therapeutic areas where we feel that any approved products can be commercialized by a specialty sales force that calls on a limited and focused group of physicians, we may seek to commercialize these product candidates alone. In therapeutic areas that require a large sales force selling to a large and diverse prescribing population, we currently plan to partner our product candidates for commercialization, while retaining rights to co-promote our product(s) to a select audience of high prescribing physicians in the United States only, thereby supplementing or enhancing the efforts of a commercial partner.

In North America and Western Europe, patients in the markets for our product candidates are largely managed by medical specialists in the areas of cardiology and internal medicine. Historically, companies have experienced substantial commercial success through the deployment of specialized sales forces which can address a majority of key prescribers, particularly within the cholesterol treatment marketplace. Therefore, we expect to utilize a specialized sales force in North America for the sales and marketing of product candidates that we may successfully develop. Based upon sales models, we estimate that we could effectively promote (supplementing a commercial partner’s sales efforts) for hyperlipidemia to 20,000 high prescribing physicians with approximately 150 sales representatives. If we obtain additional label indications for AEGR-733 or AEGR-427 (implitapide) we may choose to increase our sales force size to promote these new uses. Due to their concentrated and focused nature, specialty target audiences may be reached with more focused and cost-effective marketing campaigns. Outside of North America, and in situations or markets where a more favorable return may be realized through licensing commercial rights to a third party, we may license a portion or all of our commercial rights in a territory to a third party in exchange for one or more of the following: up-front payments, research funding, development funding, milestone payments and royalties on drug sales.

We intend to build the commercial infrastructure necessary to bring AEGR-733 and AEGR-427 (implitapide) to market alone or in collaboration with a co-development and/or co-promotion partner. In addition to a specialty sales force, sales management, internal sales support, and an internal marketing group, we will need to establish capabilities to manage key accounts, such as managed care organizations, group purchasing organizations, specialty pharmacies, and government accounts. We may also choose to employ medical sales liaisons personnel to support the product.

Regulatory Matters

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by FDA through the NDA process before they may be legally marketed in the United States.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase I. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase II. Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk/benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of AEGR-733 or AEGR-427 (implitapide), some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the

FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized on September 27, 2007.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug designated as an orphan drug receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. A product does not have to be designated as an orphan drug to be eligible for the grant program. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced postmarket authority, including the authority to require postmarket studies and clinical trials, labeling changes based on new safety information, and compliance with a risk evaluation and mitigation strategy approved by the FDA. FDA’s postmarket authority takes effect 180 days after the enactment of the law. Failure to comply with any requirements under the new law may result in significant penalties. The new law also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements, and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for phase I trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition, to new legislation, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. For drugs without approval in any Member State, the decentralized procedure provides for approval by one or more other, or concerned, Member States of an assessment of an application performed by one Member State, known as the reference Member State. Under this procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference Member State and concerned Member States. The reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference Member State’s assessment report, each concerned Member State must decide whether to approve the assessment report and related materials. If a Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all Member States.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Employees

As of December 31, 2007, we had 14 employees. All of our employees are engaged in administration, finance, clinical, regulatory and business development functions. We believe our relations with our employees are good.

Property and Facilities

We are currently subleasing approximately 7,201 square feet of office space in Bridgewater, New Jersey, which we occupy under a sublease that commenced on June 27, 2006 and will expire on October 24, 2010. We believe our existing facilities are adequate for our current needs and that additional space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers, including their ages as of December 31, 2007.

Name	Age	Position
Gerald Wisler	51	President, Chief Executive Officer and Director
William H. Lewis	39	Chief Financial Officer and Senior Vice President, Finance and Administration
William J. Sasiela, Ph.D.	42	Chief Medical Officer, Senior Vice President, Clinical
Thomas G. Burger	50	Vice President, Business Development
Christine Pellizzari	40	Vice President, General Counsel and Secretary
David I. Scheer	55	Chairman of the Board
David A. Arkowitz(2)	46	Director
Alison de Bord(1)(2)	35	Director
Jason Fisherman, M.D.(1)(3)	51	Director
Antonio M. Gotto Jr., M.D., D.Phil.(2)(3)	72	Director
Michèle Ollier, M.D.(3)	49	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

Gerald Wisler. Mr. Wisler, a co-founder of Aegerion, has served as our Chief Executive Officer since February 2005, as our President since July 2005 and as a member of our board of directors since October 2005. From June 2003 to September 2004, Mr. Wisler served as a Vice President in Cardiovascular & Metabolic Brand Management at Novartis Pharmaceuticals Corporation, where he was responsible for its cardiovascular and metabolic franchises. From March 1983 to June 2003, Mr. Wisler held positions at Merck and Co., Inc., the last as Vice President, Managed Care, and for the five years before that as Vice President of Marketing with responsibilities for the U.S. Atherosclerosis franchise, which included Zocor, in which he was responsible for the commercialization of those products. During this tenure, he played a key role in the decision by Merck to enter into a joint venture with Schering-Plough for the development and commercialization of Zetia and Vytorin. Mr. Wisler holds a B.S. in Pharmacy from the University of Toledo College of Pharmacy and an M.B.A. in Finance from the University of Toledo College of Business.

William H. Lewis. Mr. Lewis, a co-founder of Aegerion, has served as our Chief Financial Officer since March 2005, as our Secretary, Treasurer and Vice President of Administration since July 2005 and as our Senior Vice President of Finance and Administration since February 2007. From August 2004 to March 2005, Mr. Lewis served as Managing Director at a hedge fund, in which he focused on investments in small market capitalization companies. From August 2002 to April 2004, he served as a Managing Director at Wells Fargo Securities as Head of Capital Markets Investment Banking, in which he was responsible for sourcing, overseeing and executing private and public debt and equity transactions. From 2000 to 2002, Mr. Lewis served as a Principal at Robertson Stephens & Company, in which he was responsible for overseeing private and public debt and equity transactions. From 1996 to 2000, Mr. Lewis served as a Vice President at JP Morgan, in which he focused on private and public equity offerings in the United States and Europe. Mr. Lewis holds a B.A. cum laude from Oberlin College and a M.B.A./J.D. with Honors from Case Western Reserve University. Prior to attending graduate school he worked as an Operations Officer for the U.S. Government.

William J. Sasiela, Ph.D. Dr. Sasiela has served as our Chief Medical Officer and Vice President of Clinical since December 2005 and as our Senior Vice President of Clinical since February 2007. From March 1996 to

December 2005, Dr. Sasiela held several roles at Parke-Davis, now a subsidiary of Pfizer Inc., most recently serving as Senior Director and Team Leader, in which he was responsible for the world-wide Lipitor (atorvastatin) medical program and involved in the development of certain atherosclerosis products, as well as strategy and licensing activities within the atherosclerosis and metabolic areas. Dr. Sasiela holds a B.S. in biochemistry from Virginia Tech and a Ph.D. from the University of South Carolina School of Medicine, and also conducted post-doctoral research at the University of North Carolina, Chapel Hill.

Thomas G. Burger. Mr. Burger has served as our Vice President, Business Development since August 2006. Before joining us, Mr. Burger was Vice President, Business Development at Daiichi Pharmaceutical Corp. from January 2005 until its acquisition by Sankyo Pharmaceuticals in March 2006. Prior to this, Mr. Burger was employed by Genta, Inc., a biotechnology company, first as Vice President, Business Development from 1994 to 1996 and then as Vice President, Corporate Development from 1998 to 2004, where he helped Genta complete its 2002 product collaboration with Aventis Pharmaceuticals, Inc. From 1996 to 1998 Mr. Burger was Vice President, Business Development of AAI Inc. and President of AAI Japan Inc., a company that provided pre-clinical development services to Japanese pharmaceutical companies. From 1989 to 1994, Mr. Burger was Vice President, Mergers & Acquisitions at Nikko Securities, Tokyo, Japan. Mr. Burger is fluent in Japanese and holds a B.A. from the University of California at Riverside and an M.B.A. from the University of Southern California.

Christine Pellizzari. Christine Pellizzari has served as our Vice President, General Counsel and Secretary since August 2007. Prior to joining us, Ms. Pellizzari was employed by Dendrite International, Inc., a provider of sales effectiveness, promotional and compliance solutions to the global pharmaceutical industry, as Associate Counsel and Assistant Secretary from 1998 to 2000, Vice President, General Counsel and Secretary from 2000 to 2004 and then Senior Vice President, General Counsel and Secretary from 2004 until the sale of the company to Cegedim S.A. in May 2007, during which time she oversaw the company’s global legal operations and was a member of the company's Executive Operations Management Committee. From 1996 to 1998, Ms. Pellizzari was an associate at the law firm of Wilentz, Goldman & Spitzer where she specialized in healthcare transactions and from 1994 to 1995 served as a law clerk to the Honorable Reginald Stanton, Superior Court of New Jersey. Ms. Pellizzari holds a B.A. from the University of Massachusetts at Amherst and a J.D. from the University of Colorado School of Law at Boulder.

David I. Scheer. Mr. Scheer, a co-founder of Aegerion, has served as our Chairman of the Board since February 2005. Since 1981, Mr. Scheer has served as President at Scheer & Company, Inc., a company that provides corporate strategic advisory services in the life sciences industry. Mr. Scheer serves as the Chairman of the Board of Tengion, Inc. and Optherion, Inc. and serves on the board of Achillion Pharmaceuticals, Inc., and a member of the Advisory Board to the Harvard Malaria Initiative and the Leadership Council for the Harvard School of Public Health. Mr. Scheer holds an A.B. cum laude from Harvard College and an M.S. from Yale University.

David A. Arkowitz. Mr. Arkowitz has served as a member of our board of directors since May 2007. Since April 2007, Mr. Arkowitz has served as Chief Financial Officer and Chief Business Officer of AMAG Pharmaceuticals, Inc., where he is responsible for all finance, treasury, business development and investor relations functions. Previously, Mr. Arkowitz served from 2003 to 2007 as Chief Financial Officer and Treasurer of Idenix Pharmaceuticals Inc., where he helped lead the company’s initial public offering and played an integral role in the establishment of essential infrastructure and key governance and business processes to support the company’s growth and commercialization of its first product. From 1990 to 2003, Mr. Arkowitz worked at Merck & Co., Inc., where he held positions of increasing responsibility, including Vice President & Controller for Merck’s U.S. Human Health Division, Controller for the Merck Research Laboratories and Vice President, Finance and Business Development for Merck’s Canadian subsidiary. Mr. Arkowitz holds a B.A. in Mathematics from Brandeis University and an M.B.A. from Columbia University.

Alison de Bord. Ms. de Bord has served as a member of our board of directors since December 2005. Ms. de Bord is an employee of Alta Partners where she focuses on life sciences investments. She joined Alta Partners in

2001 and is a member of Alta BioPharma Management III, LLC. Previously, Ms. de Bord served from 1995 to 1997 as an Associate and from 1999 to 2001 as a Senior Associate at Robertson Stephens & Company in the Life Sciences Investment Banking Group, in which she was responsible for various corporate finance transactions. From 1994 to 1995, Ms. de Bord served as an Associate at Geron Corporation, a biotechnology company, in its business development group. Ms. de Bord serves as a member of the board of directors of Insulet Corporation and SurgRx, Inc. Ms. de Bord holds a B.A. from Colgate University and an M.B.A. from Columbia University.

Jason Fisherman, M.D. Dr. Fisherman has served as a member of our board of directors since December 2005. Dr. Fisherman is a Managing Director of White Cube Management, which he joined in 2007. From 1994 until 2007, he was a Senior Vice President of Advent International Corporation, a global private quity firm, specializing in biotechnology and emerging pharmaceutical investments. Dr. Fisherman served from 1991 to 1994 as Senior Director of Medical Research at Enzon, Inc., a biopharmaceutical company. From 1989 to 1991, Dr. Fisherman served as Senior Investigator at the National Cancer Institute, where he managed the clinical development of a number of oncology drugs. Dr. Fisherman serves as a member of the board of directors of several life science companies, including, Torrey Pines Therapeutics, Inc. and Achillion Pharmaceuticals, Inc. Dr. Fisherman holds a B.A. from Yale University, an M.D. from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

Antonio M. Gotto Jr., M.D., D.Phil. Dr. Gotto has served as a member of our board of directors since January 2006. Since January 1997, Dr. Gotto has served as the Stephen and Suzanne Weiss Dean of the Joan and Sanford I. Weill Medical College of Cornell University and Provost for Medical Affairs of Cornell University. From 1976 to 1996, Dr. Gotto served as J.S. Abercrombie Chair of Atherosclerosis and Lipoprotein Research and from 1977 to 1996 as Chairman and Professor of the Department of Medicine at Baylor College of Medicine and Methodist Hospital. Dr. Gotto currently serves as a member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences, and is also a Past President of the International Atherosclerosis Society and a Past President of the American Heart Association. Dr. Gotto received his Bachelor’s degree from Vanderbilt University in 1957. In 1961, Dr. Gotto was awarded a Doctor of Philosophy from Oxford University in England, where he was a Rhodes Scholar. Dr. Gotto received his Doctor of Medicine from Vanderbilt University School of Medicine in 1965, and completed his residency training at Massachusetts General Hospital in Boston.

Michèle Ollier, M.D. Dr. Ollier has served as a member of our board of directors since October 2007. Dr. Ollier is a Life Science partner at Index Ventures which she joined in February 2006. From January 2003 to January 2006, Dr. Ollier was Director of Investment in Life Sciences at Edmond de Rothschild Investment Partners in Paris. From 1987 to 2003, Dr. Ollier held various positions relating to strategy, development and commercialization of pharmaceutical products at several biotechnology and pharmaceutical companies including International CNS Product Manager at Sanofi from 1987 to 1989, Lipid Lowering Agents Group Director at Bristol Myers Squibb France from 1989 to 1992, International Oncology Director at Rhone Poulenc Rorer/RPR Gencell from 1994 to 2000 and International Vice President Reproductive Health at Serono from 2000 to December 2002. Dr. Ollier holds a Medical Degree from Paris-Ouest University (France) and a Minor in Business from ISSEC (ESSEC group).

Scientific Advisory Board

We seek advice from a number of leading scientists and physicians on scientific and medical matters. Our scientific advisory board regularly assess:

•	our development programs;

•	our publication strategies;

•	new technologies relevant to our development programs; and

•	specific scientific and technical issues relevant to our business.

The current members of our scientific advisory board are:

David E. Cohen, M.D., Ph.D. Dr. Cohen is a director of hepatology at Brigham and Women’s Hospital and Harvard Medical School and a consultant at Merck and Co., Inc. Dr. Cohen’s research focuses on the role of phosphatidylcholine transfer protein in reverse cholesterol transport and the impact of obesity on hepatic cholesterol metabolism. Dr. Cohen is a fellow of the American College of Physicians, a chair of the Liver and Biliary Section of the American Gastroenterological Association, and a member of the American Association for the Study of Liver Diseases, the American Gastroenterological Association, the American Federation for Medical Research, the American Society for Clinical Investigation, and the Massachusetts Medical Society. He received numerous awards, including the American Liver Foundation Research Prize in 1992, the American Liver Foundation Liver Scholar Award in the years 1994 through 1997 and the International HDL Research Award in the years 2003 through 2006. Dr. Cohen holds an A.B. from Harvard College, an M.D. from Harvard University and a Ph.D. in physiology and biophysics from Harvard University.

Scott M. Grundy, M.D., Ph.D. Dr. Grundy is Professor of Internal Medicine and Director at the Center for Nutrition at the University of Texas Southwestern Medical Center. Dr. Grundy’s research focuses on cholesterol and lipoprotein metabolism. He was awarded the American Heart Association Distinguished Achievement Award in 1997 and the Baylor College of Medicine Distinguished Alumnus Award in 1998.

Jay D. Horton, M.D. Dr. Horton is Associate Professor of Internal Medicine and Molecular Genetics and the Dr. Robert C. and Veronica Atkins Chair in Obesity and Diabetes Research at the University of Texas Southwestern Medical Center. Dr. Horton’s research interests are in the molecular regulation of fat and cholesterol metabolism. Dr. Horton obtained his B.S. and M.D. degrees from the University of Iowa and completed his internal medicine residency and fellowship in gastroenterology at the University of Texas Southwestern Medical Center. He then completed a Howard Hughes post-doctoral fellowship in the Department of Molecular Genetics at the University of Texas Southwestern Medical Center. Dr. Horton is a former PEW scholar and member of the American Society for Clinical Investigation.

Willis C. Maddrey, MD, MCAP, FRCP (London). Dr. Maddrey is Professor of Internal Medicine and the Executive Vice President for Clinical Affairs at The University of Texas Southwestern Medical Center. He is the Adelyn and Edmund M. Hoffman Distinguished Chair in Medical Science at The University of Texas Southwestern Medical Center. Dr. Maddrey holds a B.S. from Wake Forest University and an M.D. from The Johns Hopkins University School of Medicine. Dr. Maddrey completed his residency at the Osler Medical Service of The Johns Hopkins Hospital and his postgraduate fellowship in liver disease with Dr. Gerald Klatskin at Yale University School of Medicine.

James M. McKenney, Pharm.D. Dr. McKenney is President and Chief Executive Officer of National Clinical Research, Professor Emeritus of the School of Pharmacy of Virginia Commonwealth University and President and a member of the board of directors of the National Lipid Association. Dr. McKenney has been a member of the Coordinating and Executive Committees of the NCEP and Chairman of the National Lipid Association’s Task Force on the Safety of Lipid Altering Drugs. He was also appointed to the Adult Treatment Panels II and III in 1990 to 1992 and 1999 to 2001, respectively, which developed guidelines for the evaluation and treatment of hyperlipidemia. Additionally, Dr. McKenney was awarded a Fellowship in the American Society of Hospital Pharmacists in 1998, a Fellowship in the Council on Arteriosclerosis by the American Heart Association in 1993 and the Clinical Practice Award for lifetime contributions made to pharmacy practice by the American College of Clinical Pharmacy in 1996. Dr. McKenney holds a B.S. in pharmacy from the Medical College of Virginia and a Pharm.D. from Wayne State University.

Daniel J. Rader, M.D. Dr. Rader is the Cooper-McClure Professor of Medicine and Professor of Pathology and Pharmacology at the University of Pennsylvania School of Medicine, the Associate Director of the University of Pennsylvania’s Institute for Translational Medicine and Therapeutics, the Director of the Translational Research Center, Director of Preventive Cardiovascular Medicine and Lipid Clinic and the Director of the Lipid-Atherosclerosis Research Unit. Dr. Rader’s research focuses on genetic and pharmacologic regulation of lipoprotein metabolism and atherosclerosis, human genetics of lipid disorders and atherosclerosis, novel approaches to treatment of dyslipidemia and regression of atherosclerosis, and HDL metabolism. Dr. Rader received his undergraduate degree from Lehigh University and his medical degree from the Medical College of Pennsylvania. He completed an internship and residency in internal medicine at Yale-New Haven Hospital, followed by a year as a Chief Resident. In 1988, he began a fellowship in lipid metabolism at the Molecular Disease Branch of the National Heart, Lung, and Blood Institute of the National Institutes of Health, and was subsequently appointed to a staff scientist position. He was recruited in 1994 to the University of Pennsylvania.

Frank Sacks, M.D. Dr. Sacks is an attending physician at Brigham and Women’s Hospital where he has a specialty clinic in hyperlipidemia. Dr. Sacks is involved in research and public policy initiatives in the areas of nutrition, cholesterol disorders, hypertension, and cardiovascular disease. His research specifically focuses on the acute and long-term effects of diet on the kinetics of lipoproteins. Dr. Sacks serves as the Chair of the Steering Committee for the National Heart, Lung and Blood Institute’s, or NHLBI’s, Dietary Approaches to Stop Hypertension-Sodium trial, the Co-Chair of the Optimal Macronutrient Intake Trial to Prevent Heart Disease and the Principal Investigator of an NHBLI trial researching the dietary approaches for weight loss and maintenance. He also served as the Principal Investigator of the Cholesterol and Recurrent Events trial. He is a member of the American Heart Association Nutrition Committee and the National Institute of Health’s Nutrition Study Section. Dr. Sacks has chaired conferences and has over 110 publications. Dr. Sacks holds an M.D. from Columbia University.

Board of Directors

We currently have seven directors. Upon completion of this offering, the board of directors will be divided into three classes with members of each class of directors serving for three-year terms. Our board of directors will consist of three Class I directors (currently Mr. Arkowitz and Drs. Gotto and Ollier), two Class II directors (currently Dr. Fisherman and Ms. de Bord) and two Class III directors (currently Mr. Scheer and Mr. Wisler), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our by-laws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. These provisions of our by-laws and the classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Aegerion.

Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors currently serves on the board of directors pursuant to a stockholders agreement. The stockholders agreement, including the provisions relating to the nomination and election of directors, will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Person Transactions,” and determined that each of Drs. Gotto, Fisherman and Ollier, Mr. Arkowitz and Ms. de Bord does not have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each director qualifies as an independent director under the applicable rules of The NASDAQ Global Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors.

The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and Securities and Exchange Commission rules and regulations, except that with respect to the independent audit committee requirements our audit committee will rely upon the phase in rules of The NASDAQ Global Market and the Securities and Exchange Commission, as further described below.

Audit Committee

Mr. Arkowitz, Dr. Gotto and Ms. de Bord currently serve on the audit committee. Mr. Arkowitz qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Under the applicable rules of The NASDAQ Global Market, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in Marketplace Rule 4350(d)(2) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities and Exchange Act of 1934, as amended, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Mr. Arkowitz and Dr. Gotto are each independent under the rules of The NASDAQ Global Market and Rule 10A-3 of the Exchange Act. Within one year of our listing on The NASDAQ Global Market, we expect that Ms. de Bord will resign from our audit committee and be replaced with a new director that is also independent under these rules.

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

Compensation Committee

Drs. Gotto, Fisherman and Ollier currently serve on the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of all our other officers;

•	overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and Corporate Governance Committee

Dr. Fisherman and Ms. de Bord currently serve on the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines;

•	conducting appropriate review of all related party transactions; and

•	overseeing the evaluation of the board, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or who will serve on our compensation committee. None of the members of our compensation committee will have ever been one of our employees.

COMPENSATION

Compensation Discussion and Analysis

Background and Overview of Our Executive Compensation Objectives, Policies and Procedures

Our objective with respect to executive compensation is to attract and retain individuals who possess knowledge, experience and skills that we believe are important to the development of our business of developing and commercializing small-molecule therapeutics to treat cardiovascular and metabolic disease. To achieve this objective, we seek to provide a competitive compensation package that ties a substantial portion of the executive’s overall compensation to his or her contribution to our clinical, regulatory, commercial and operational performance.

As a recently formed company with only 14 employees as of December 31, 2007, we have not yet developed comprehensive compensation policies and procedures typical of larger companies with a longer operating history. Following our inception in February 2005, David I. Scheer, our sole director at the time, sought to bring together a management team he believed, based upon his more than twenty years of experience in the biopharmaceuticals industry, had the relevant skills and experience to manage an early-stage pre-commercial company with the goal of developing and commercializing small-molecule therapeutics to treat cardiovascular and metabolic disease. To date, we have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. In determining an appropriate compensation package for our initial hires, Gerald Wisler, William Lewis and William Sasiela, Ph.D., Mr. Scheer drew upon his own experience with three early stage life science companies, Achillion Pharmaceuticals, Inc., Esperion Therapeutics, Inc. and Tengion Inc. In addition, Mr. Scheer conducted a review of the compensation packages of executive officers at five other similarly situated companies, AVI Biopharma Inc., Biocryst Pharmaceuticals, Inc., Cardiome Pharma Corp., Exelixis, Inc. and Metabasis Therapeutics, Inc., based on the publicly available data relating to the compensation practices and policies of these companies, and on the results of two surveys of executive compensation practices at companies in the biopharmaceutical industry: the BioWorld Executive Compensation Report conducted by The BioWorld Group and the Radford Biotechnology Survey conducted by Aon Corporation. Since our Series A financing on December 15, 2005, which resulted in the addition of four directors, our board of directors has sought to develop a more formal compensation system by establishing a compensation committee to assist our board of directors in making decisions about compensation matters. The details of our employment agreements with each of our executive officers are discussed below in “—Employment Agreements and Severance Arrangements”. Once we become a public company, our compensation committee will be primarily responsible for developing and implementing our compensation policies and establishing and approving the compensation for all of our executive officers.

We have recently adopted an equity grant policy that formalizes how we grant equity by setting a regular schedule for grants, outlining grant approval requirements and specifying how awards are priced. We expect that this equity grant policy will enhance the effectiveness of our internal control over the equity grant process. In the future, our compensation committee may continue to review the compensation packages offered by other similar companies based on aggregate survey data and may choose to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies. While market data and reports from third-party consultants provide useful starting points for compensation decisions, our compensation committee may also take into account factors such as level of responsibility, prior experience and individual performance in arriving at final compensation decisions.

Executive Compensation Components

Our executive compensation consists of base salary, cash incentives, equity incentive compensation and broad-based benefits programs. Each of the elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation and a discussion of the amounts of compensation paid to our named executive officers in 2007 under each of these elements. Our named executive officers include the individuals who served as our chief executive officer and chief financial officer, as well as our other most highly compensated executive officers who served in such capacities during 2007.

Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of corporate goals and value-creating milestones, such as the establishment and maintenance of key strategic relationships and the clinical development of our product candidates.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to certain of its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee’s strategy in this regard is to be cost and tax efficient. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

Annual Cash Compensation

Base Salary. Base salaries for our named executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent. Base salaries were originally established at the time the executive was hired based on our understanding of what executives at other similar companies were paid at that time. The base salaries of our named executive officers are reviewed annually and adjusted to reflect individual roles and contribution to our clinical, regulatory, commercial and operational performance. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such consideration. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the individual experience, skills and expected contributions of our executives and our executives’ performance during the prior year.

In February 2007, our compensation committee determined to increase the base salaries of our named executive officers for calendar 2007 as follows: Mr. Wisler, $335,000 per year; Mr. Lewis, $250,000 per year; Dr. Sasiela, $250,000 per year; and Mr. Burger, $231,750 per year. The base salary for Christine Pellizzari, who joined us as Vice President, General Counsel and Secretary in August 2007, is $225,000 for calendar 2007. Mr. Burger’s base salary increase reflected a cost of living increase that was given to all of the Company’s employees. Mr. Wisler’s, Mr. Lewis’ and Dr. Sasiela’s increases were based on the executive’s historic contributions to the Company, the fact that the Company had not made salary increases in some time and the anticipated additional work and effort that would be expected from each executive in connection with this offering. In determining the amounts of such increases, the committee referred to informal market data, including the Radford Biotechnology Survey conducted by Aon Corporation, to determine the base salaries paid by other companies in our industry. While the committee did not engage in any formal benchmarking, it did determine that it was appropriate to consider such market data in order to ensure that we provide our executive officers with a base salary that is sufficient to retain their services.

Cash Incentive Bonuses. Our compensation committee has the authority to award annual performance-based cash bonuses to our executive officers and certain non-executive employees. The amount of the cash bonus generally depends on the level of achievement of corporate objectives established at the beginning of the fiscal year and upon our compensation committee’s determination of the contribution of each executive to the achievement of those objectives, with a target bonus for each named executive officer generally set as a percentage of base salary. The applicable percentage of base salary for our named executive officers is: Mr. Wisler, 30%; Mr. Lewis, 25%; Dr. Sasiela, 25%; Mr. Burger, 25%; and Ms. Pellizzari, 25%. At the end of the fiscal year, each employee is required to complete a self-evaluation referencing their specific accomplishments, which our compensation committee will use as a factor in making bonus decisions. Our compensation committee has discretion to award cash bonuses that are less than or greater than a named executive officer’s target amounts.

In March 2007, our compensation committee established the following corporate objectives for 2007:

•	initiating and conducting clinical trials (60% weighting);

•	evaluating and pursuing opportunities to in-license new technology for development (15% weighting);

•	developing a plan to address Aegerion’s ongoing financial needs (20% weighting); and

•	recruiting employees in positions important for Aegerion’s development (5% weighting).

We have not yet determined the amount of annual incentive payments, if any, for the named executive officers for 2007 because the committee has not yet determined each named executive officer’s level of achievement of these objectives. We currently expect that 2007 annual incentive payments will be determined in the first quarter of 2008.

Equity Incentive Compensation. Each of our named executive officers has either purchased restricted shares of common stock or received stock options to purchase shares of common stock in connection with their initial employment with us. We grant equity incentive compensation to our executive officers because we believe doing so will motivate the executive by aligning the executive’s interests more closely with our own. Upon their employment with us in 2005, Mr. Wisler, Mr. Lewis and Dr. Sasiela, purchased restricted shares of common stock in the following amounts: Mr. Wisler, 1,563,066 shares for an aggregate purchase price of $2,300; Mr. Lewis, 475,715 shares for an aggregate purchase price of $700; and Dr. Sasiela, 339,797 shares for an aggregate purchase price of $500. In connection with their initial employment by us, Mr. Burger and Ms. Pellizzari were granted incentive stock options to purchase, respectively, 203,878 shares of common stock at an exercise price of $0.37 per share and 186,888 shares of common stock at an exercise price of $5.10 per share.

We chose to sell restricted stock to Mr. Wisler, Mr. Lewis and Dr. Sasiela in 2005 instead of granting them options because we believed that it was appropriate for our initial key employees to have an immediate equity stake in the company and because we believed owning restricted stock would more closely align the interests of the recipient with ours. Now that we are a more mature company with over a dozen employees, we believe it is generally more appropriate to grant options to employees, as is the practice at other companies with which we compete for talent, though we may continue to grant restricted stock when we deem it appropriate and in our best interest. The restricted stock and options held by each executive is subject to vesting in order to encourage the executive to remain with us for several years, and subject to other provisions of their respective restricted stock and option agreements, which are described below.

Equity incentive grants to our executives and other employees are currently made at the discretion of our board of directors out of our 2006 Option Plan. Under the 2006 Option Plan, we may grant equity incentive awards in the form of stock options or restricted stock awards. In 2007, in addition to the grant to Ms. Pellizzari in connection with her initial employment with us, as described above, our board of directors granted Mr. Wisler, Mr. Lewis and Dr. Sasiela options to purchase, respectively, 67,959 shares of common stock, 33,979 shares of common stock and 50,969 shares of common stock in March, all at an exercise price of $5.27 per share. These grants were made to further motivate the recipients by aligning the executive’s interests more closely with our own over the next several years.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting quarterly thereafter. See also “—Potential Payments Upon Termination or Change-in-Control” for a discussion of the change-in-control provisions related to stock options.

Restricted stock awards provide our executive officers with the ability to purchase shares of our common stock at a fixed purchase price at the time of grant by entering into a restricted stock purchase agreement. Similar to stock options, shares of restricted stock are earned on the basis of continued service to us and generally vest over four years, beginning with one-fourth vesting one year after the date of grant and pro-rata vesting quarterly thereafter. See also “—Potential Payments Upon Termination or Change-in-Control” for a discussion of the change-in-control provisions related to restricted stock.

The exercise price of each stock option granted under our 2006 Option Plan is based on the fair market value of our common stock on the date of grant. Historically, the fair market value of our common stock for purposes of determining the exercise price of stock options has been determined by our board of directors based on its analysis of a number of factors including, among others, the total company valuation implied by our initial venture capital round of financing in December 2005, the market value of similarly situated public companies, our anticipated future risks and opportunities, the rights and preferences of our Series A redeemable convertible preferred stock and the discounts customarily applicable to common stock of privately-held companies. Following this offering, we expect that all stock options will continue to be granted with an exercise price equal to the fair market value of our common stock on the date of grant, but fair market value will be defined as the closing market price of a share of our common stock on the date of grant. We do not currently have any program, plan or practice of setting the exercise price based on a date or price other than the fair market value of our common stock on the grant date.

Our newly-adopted equity award grant policy formalizes how we will grant equity-based awards to officers and employees after this offering. Under our equity award grant policy all grants must be approved by our board of directors or compensation committee. All stock options will be awarded at fair market value and calculated based on our closing market price on the grant date. Under our equity award grant policy, equity awards will typically be made on a regularly scheduled basis, as follows:

•

grants made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made on the first trading day of the month following the later of (i) the hire date or the promotion date or (ii) the date on which such grant is approved; and

•	grants made to existing employees other than in connection with a promotion will be made, if at all, on an annual basis.

Other Compensation. We currently maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan.

As discussed below in “Employment Agreements and Severance Agreements” and in “Potential Payments Upon Termination or Change-in-Control”, we have agreements with our named executive officers providing certain benefits to them upon termination of their employment and in relation to a change in control of Aegerion, including the acceleration of vesting of restricted stock and options. Our goal in providing severance and change in control benefits is to offer sufficient cash continuity protection such that an officer’s full time and attention will focus on the requirements of the business rather than the potential implications for his/her position. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions in connection with a termination following a change of control are appropriate because it will encourage our restricted stock and option holders, including our named executive officers, to stay focused in such circumstances, rather than the potential implications for them.

Summary Compensation Table—2006 - 2007(1)

The following table sets forth certain information with respect to compensation for the year ended December 31, 2007 and 2006 earned by or paid to Mr. Wisler, our President and Chief Executive Officer, Mr. Lewis, our Chief Financial Officer and Senior Vice President, Finance and Administration, Dr. Sasiela, our Chief Medical Officer and Senior Vice President, Clinical, Mr. Burger, our Vice President, Business Development, and Ms. Pellizzari, our Vice President, General Counsel and Secretary. We refer to these individuals as our named executive officers. We had no other executive officers in 2007.

Name and Principal Position	Year	Salary($)			Bonus($)(2)(3)	Stock Awards($)		Option Awards ($)(4)			Non-Equity Incentive Plan Based Compensation($)(2)(5)	All Other Compen- sation($)(6)	Total($)
Gerald Wisler President, Chief Executive Officer and Director	2007 2006	$ $	325,350 296,400		$29,640	— —			$113,542 —	(7)	$88,920	— —	$ $	438,892 414,960

William H. Lewis Chief Financial Officer and Senior Vice President, Finance and Administration	2007 2006	$ $	250,000 234,000		$23,540	— —			$56,771 —	(8)	$58,500	— —	$ $	306,771 316,040

William J. Sasiela, Ph.D. Chief Medical Officer and Senior Vice President, Clinical	2007 2006	$ $	243,750 225,000		$25,790	$$77,488 77,488	(9) (9)		$85,156 —	(10)	$56,250	— —	$ $	406,394 384,528

Thomas G. Burger. Vice President, Business Development	2007 2006	$ $	227,531 86,539		—	— —		$ $	255,750 95,906	(11) (11)	$21,094	— —	$ $	483,281 204,079

Christine Pellizzari Vice President, General Counsel and Secretary	2007		$93,750	(12)		—			$25,749	(13)		—		$119,499

(1)	The column disclosing compensation under the heading “Change In Pension Value And Nonqualified Deferred Compensation Earnings” is not included because no compensation in this category was paid to our named executive officers in 2006 or 2007.

(2)	Bonus and non-equity incentive compensation amounts are for performance during the fiscal year ended December 31, 2006 or 2007, as applicable, whether or not paid in the year the compensation was earned.

(3)	Represents cash incentive payments in excess of such named executive officer’s target bonus, paid at the discretion of our board of directors in February 2007 for performance in 2006. We have not yet determined the amount of annual discretionary bonuses, if any, for the named executive officers for performance in 2007. We currently expect that 2007 annual bonuses will be determined in the first quarter of 2008.

(4)	Represents the compensation expense under SFAS 123R, excluding our estimate of forfeiture applied by us under SFAS 123R when recognizing stock-based compensation expense for financial reporting purposes, incurred by us in 2006 or 2007, as applicable, in connection with the grants to our name executive officers of options to purchase shares of common stock.

(5)

Represents cash incentive payments earned based upon achievement of objectives established by our board of directors and paid in February 2007 for performance in 2006. See “—Cash Incentive Bonuses” above. We have not yet determined the amount of annual incentive payments, if any, for the named executive officers for performance in 2007. We currently expect that 2007 annual incentive payments will be determined in the first quarter of 2008.

(6)	Excludes medical, dental and certain other benefits received by the named executive officers that are available generally to all of our employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed $10,000 in the aggregate.

(7)	Represents the compensation expense under SFAS 123R in connection with the grant to Mr. Wisler of options to purchase 67,959 shares of common stock in March 2007. At December 31, 2007, there was approximately $431,458 unamortized stock-based compensation expense related to these options, which will be amortized over the remaining vesting period for these options. At December 31, 2007, none of these options were fully vested. The options vest 25% on March 13, 2008, with the remaining options to vest in quarterly installments through March 13, 2011.

(8)	Represents the compensation expense under SFAS 123R in connection with the grant to Mr. Lewis of options to purchase 33,979 shares of common stock in March 2007. At December 31, 2007, there was approximately $215,729 unamortized stock-based compensation expense related to these options, which will be amortized over the remaining vesting period for these options. At December 31, 2007, none of these options were fully vested. The options vest 25% on March 13, 2008, with the remaining options to vest in quarterly installments through March 13, 2011.

(9)	Represents the compensation expense under SFAS 123R, excluding our estimate of forfeiture applied by us under SFAS 123R when recognizing stock-based compensation expense for financial reporting purposes, incurred by us in 2006 or 2007, as applicable, in connection with the purchase by Dr. Sasiela of 339,797 shares of restricted common stock in December 2005. At December 31, 2007, there was approximately $148,518 unamortized stock-based compensation expense related to these shares, which will be amortized over the remaining vesting period for these shares. At December 31, 2007, 169,899 of these shares were fully vested with the remaining 169,899 shares to vest in equal quarterly installments through November 2009.

(10)	Represents the compensation expense under SFAS 123R in connection with the grant to Dr. Sasiela of options to purchase 50,969 shares of common stock in March 2007. At December 31, 2007, there was approximately $323,594 unamortized stock-based compensation expense related to these options, which will be amortized over the remaining vesting period for these options. At December 31, 2007, none of these options were fully vested. The options vest 25% on March 13, 2008, with the remaining options to vest in quarterly installments through March 13, 2011.

(11)	Represents the compensation expense under SFAS 123R, in connection with the grant to Mr. Burger of options to purchase 203,878 shares of common stock in August 2006. At December 31, 2007, there was approximately $671,344 unamortized stock-based compensation expense related to these options, which will be amortized over the remaining vesting period for these options. At December 31, 2007, 63,711 of these options were fully vested, with the remaining options to vest in quarterly installments through August 14, 2010.

(12)	Represents the pro rated portion of Ms. Pellizari’s annual salary of $225,000 actually paid to Ms. Pellizzari in 2007.

(13)	Represents the compensation expense under SFAS 123R in connection with the grant to Ms. Pellizzari of options to purchase 186,888 shares of common stock in October 2007. At December 31, 2007, there was approximately $553,604 unamortized stock-based compensation expense related to these options, which will be amortized over the remaining vesting period for these options. At December 31, 2007, none of these options were fully vested. The options vest 25% on August 1, 2008, with the remaining options to vest in quarterly installments through August 1, 2011.

Grants of Plan-Based Awards — 2007

The following table sets forth certain information with respect to awards under our non-equity incentive plan made by us to our named executive officers and stock options awarded to our named executive officers for the year ended December 31, 2007.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
Name		Target ($)(1)
Gerald Wisler	3/13/07	—	67,959		$5.27	$8.02
President, Chief Executive Officer and Director	(1)	$100,500	—		—	—
William H. Lewis	3/13/07	—	33,979		$5.27	$8.02
Chief Financial Officer and Senior Vice President, Finance and Administration	(1)	$62,500	—		—	—
William J. Sasiela, Ph.D.	3/13/07	—	50,969		$5.27	$8.02
Chief Medical Officer and Senior Vice President, Clinical	(1)	$62,500	—		—	—
Thomas G. Burger	(1)	$57,938	—		—	—
Vice President, Business Development
Christine Pellizzari	10/25/07	—	186,888	(3)	$5.10	$3.10
Vice President, General Counsel and Secretary	(1)	$56,250	—		—	—

(1)	We have not yet determined the amount of annual incentive payments, if any, for the named executive officers for 2007. We currently expect that 2007 annual incentive payments will be determined in the first quarter of 2008. Target amounts are based on a percentage of base salary as set forth in each executive officer’s employment agreement. See “—Employment Agreements and Severance Agreements.”

(2)	Represents grant date fair value computed in accordance with SFAS 123R.

(3)	Represents options granted to Ms. Pellizzari upon her initial employment in August 2007.

Outstanding Equity Awards at Fiscal Year End — 2007

The following table sets forth certain information with respect to outstanding options and shares of restricted stock at December 31, 2007.

	Option Awards					Stock Awards
Name	Number of Securities underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Gerald Wisler	0	67,959	(2)	$5.27	3/13/2017	506,675	(3)
William H. Lewis	0	33,979	(4)	$5.27	3/13/2017	170,703	(5)
William J. Sasiela, Ph.D.	0	50,969	(6)	$5.27	3/13/2017	169,899	(7)
Thomas G. Burger	63,711	140,167	(8)	$0.37	8/14/2016	—
Christine Pellizzari	0	186,888	(9)	$5.10	10/25/2017	—

(1)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus.

(2)

Under terms of Mr. Wisler’s March 13, 2007 incentive stock option agreement, 25% of the options vest on the one year anniversary of the date of grant and the remaining options vest pro rata on the thirteenth day of March, June, September and December through March 2011. Vesting of 25% of the unvested options subject to the agreement accelerates if Mr. Wisler’s employment is terminated without cause. Vesting of all of the unvested options subject to the agreement accelerates if Mr. Wisler’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(3)	Under the terms of Mr. Wisler’s April 6, 2005 restricted stock agreement, the remaining unvested shares will vest pro rata on the last day of March, June, September and December through June 2009. Vesting of all restricted shares subject to the agreement accelerates if Mr. Wisler’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. In addition, if Mr. Wisler is terminated without cause other than in relation to a change of control, 25% of the unvested shares vest on termination. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(4)	Under the terms of Mr. Lewis’s March 13, 2007 incentive stock option agreement, 25% of the options vest on the one year anniversary of the date of grant and the remaining options vest pro rata on the thirteenth day of March, June, September and December through March 2011. Vesting of 25% of the unvested options subject to the agreement accelerates if Mr. Lewis’s employment is terminated without cause. Vesting of all of the unvested options subject to the agreement accelerates if Mr. Lewis’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(5)	Under the terms of Mr. Lewis’s April 29, 2005 restricted stock agreement, the remaining unvested shares will vest pro rata on the last day of March, June, September and December through June 2009. Vesting of all restricted shares subject to the agreement accelerates if Mr. Lewis’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. In addition, if Mr. Lewis is terminated without cause other than in relation to a change of control, 25% of the unvested shares vest on termination. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(6)	Under the terms of Dr. Sasiella’s March 13, 2007 incentive stock option agreement, 25% of the options vest on the one year anniversary of the date of grant and the remaining options vest pro rata on the thirteenth day of March, June, September and December through March 2011. Vesting of 25% of the unvested options subject to the agreement accelerates if Dr. Sasiella’s employment is terminated without cause. Vesting of all of the unvested options subject to the agreement accelerates if Dr. Sasiella’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(7)	Under the terms of Dr. Sasiela’s December 1, 2005 restricted stock agreement, the remaining unvested shares will vest pro rata on the last day of February, May, August and November through November 2009. Vesting of all restricted shares subject to the agreement accelerates if Dr. Sasiela’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. In addition, if Dr. Sasiela is terminated without cause other than in relation to a change of control, 25% of the unvested shares vest on termination. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(8)	Under the terms of Mr. Burger’s August 14, 2006 incentive stock option agreement, the remaining options vest pro rata on the fourteenth day of February, May, August and November through August 2010. Vesting of 50% of the unvested options subject to the agreement accelerates if Mr. Burger’s employment is terminated without cause in relation to the sale or other disposition of all or substantially all of our assets or a change in ownership in a single transaction or series of related transactions of 50% or more of our capital stock. See “—Potential Payments Upon Termination or Change-In-Control” for further details.

(9)	Under the terms of Ms. Pellizzari’s October 25, 2007 incentive stock option agreement, 25% of the options vest on the one year anniversary of the date of grant and the remaining options vest pro rata on the thirteenth day of February, May, August and November through August 2011.

Pension Benefits and Non-Qualified Deferred Compensation

We have intentionally omitted tables concerning pension benefits and non-qualified deferred compensation because no compensation in these categories was paid in 2007.

Stock and Benefit Plans

2006 Stock Option and Grant Plan

Our 2006 Option Plan was adopted by our board of directors in May 2006 and approved by our stockholders in June 2006. We have reserved 1,206,809 shares of our common stock for the issuance of awards under the 2006 Option Plan.

Our 2006 Option Plan is administered by our board of directors. Our board of directors has the authority to delegate full power and authority to a committee of the board to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan.

The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2006 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed or substituted by the successor entity, the 2006 Option Plan and all stock options issued thereunder will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. Under the 2006 Option Plan, a sale event is defined as the consummation of (i) the dissolution or liquidation of Aegerion, (ii) the sale of all or substantially all of our assets and our subsidiaries on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation in which the outstanding shares of our common stock are converted into or exchanged for securities of the successor entity and the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction (taking into account only ownership interests resulting from pre-transaction interests in Aegerion), (iv) the sale, in a single transaction or series of related transactions, of all or a majority of our stock to an unrelated person or entity, or (v) any other transaction in which the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of Aegerion or a successor entity immediately upon completion of the transaction (taking into account only ownership interests resulting from pre-transaction interests in Aegerion).

Following this offering, our board of directors will not grant any further awards under the 2006 Option Plan. We have adopted the 2007 Stock Option and Incentive Plan, under which we expect to make all future awards.

All stock option awards that are granted to the named executive officers are covered by a stock option agreement. Under the stock option agreements, 25% of the shares vest on the first anniversary of the vesting start date and the remaining shares vest quarterly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion.

2007 Stock Option and Incentive Plan

Our 2007 Option Plan was adopted by our board of directors in April 2007 and approved by our stockholders in May 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We have reserved 4,000,000 shares of our common stock for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 4,000,000 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash- denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the grantee’s employment or service relationship with us terminates if such termination occurs (i) within 18 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

No awards may be granted under the 2007 Option Plan after April 2017. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2007 Employee Stock Purchase Plan

Our 2007 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors in April 2007 and approved by our stockholders in May 2007 and will become effective upon the completion of this offering. We have reserved a total of 600,000 shares of our common stock for issuance to participating employees under the purchase plan.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries and who are employees on the first day of the purchase plan period, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own five percent or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1 and July 1, or the first business day thereafter, beginning July 1, 2008. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock.

The employee may authorize a minimum of one percent up to a maximum of ten percent of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be equal to 85% of the closing price of the common stock on the exercise date.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Savings Plan

Our employee savings plan is intended to qualify under Section 401 of the Internal Revenue Code. Our 401(k) plan permits employees to make contributions up to the statutory limit. We have the discretion to match up to 50% of the first 6% of gross wages that an employee contributes, resulting in a maximum match by us that totals up to 3% of an employee’s gross wages. We did not match employee contributions in 2006. We did match employee contributions in 2007. We may make matching contributions or additional contributions to our 401(k) plan in amounts determined annually.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Severance Agreements

Gerald Wisler. On July 1, 2005, we entered into an employment agreement with Mr. Wisler for the position of President and Chief Executive Officer, which was amended in March 2007. The term of the agreement is five years. Mr. Wisler currently receives a base salary of $335,000, which is reviewed annually and may be adjusted at the discretion of the board of directors. Mr. Wisler is also eligible for a merit bonus with a target of 30% of his base salary, payable at the discretion of the board of directors if he achieves certain mutually agreed upon performance milestones set each fiscal year. The board of directors may also, at its discretion, make a grant of stock incentives to Mr. Wisler on an annual basis in recognition of his performance during the preceding year. Mr. Wisler is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of Aegerion.

William H. Lewis. On July 1, 2005, we entered into an employment agreement with Mr. Lewis for the position of Chief Financial Officer and Vice President Finance and Administration, which was amended in March 2007. The term of the agreement is five years. Mr. Lewis currently receives a base salary of $250,000, which is reviewed annually and may be adjusted at the discretion of the board of directors. Mr. Lewis is also eligible for a merit bonus with a target of 25% of his base salary, payable at the discretion of the board of directors if he achieves certain mutually agreed upon performance milestones set each fiscal year. The board of directors may also, at its discretion, make a grant of stock incentives to Mr. Lewis on an annual basis in recognition of his performance during the preceding year. Mr. Lewis is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of Aegerion.

William J. Sasiela, Ph.D. On December 1, 2005, we entered into an employment agreement with Dr. Sasiela for the position of Chief Medical Officer and Vice President Clinical Development, which was amended in March 2007. The term of the agreement is four years. Dr. Sasiela currently receives a base salary of $250,000, which is reviewed annually and may be adjusted at the discretion of the board of directors. Dr. Sasiela is also eligible for a merit bonus with a target of 25% of his base salary, payable at the discretion of the board of directors if he achieves certain mutually agreed upon performance milestones set each fiscal year. The board of directors may also, at its discretion, make a grant of stock incentives to Dr. Sasiela on an annual basis in recognition of his performance during the preceding year. Dr. Sasiela is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of Aegerion.

Thomas G. Burger. On July 31, 2006, we entered into an employment agreement with Mr. Burger for the position of Vice President of Business Development, which was amended in November 2007. Mr. Burger’s employment may be terminated by him or by us at-will. Mr. Burger currently receives a base salary of $231,750, which is reviewed annually and may be adjusted at the discretion of the board of directors. Mr. Burger is also eligible for a merit bonus of up to 25% of his base salary, payable at the discretion of the board of directors if he achieves certain mutually agreed upon performance milestones set each fiscal year. The board of directors may also, at its discretion, make a grant of stock incentives to Mr. Burger on an annual basis in recognition of his performance during the preceding year. Mr. Burger is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of Aegerion.

Christine Pellizzari. On July 31, 2007, we entered into an employment agreement with Ms. Pellizzari for the position of Vice President, General Counsel and Secretary, which was amended in November 2007. Ms. Pellizzari’s employment may be terminated by her or by us at-will. Ms. Pellizzari currently receives a base salary of $225,000, which is reviewed annually and may be adjusted at the discretion of the board of directors. Ms. Pellizzari is also eligible for a merit bonus of up to 25% of her base salary, payable at the discretion of the board of directors if she achieves certain mutually agreed upon performance milestones set each fiscal year. The board of directors may also, at its discretion, make a grant of stock incentives to Ms. Pellizzari on an annual basis in recognition of her performance during the preceding year. Ms. Pellizzari is eligible to participate in our employee benefit plans, to the extent she is eligible for those plans, on the same terms as other similarly-situated executive officers of Aegerion.

In the case of Messrs. Wisler and Lewis and Dr. Sasiela, if employment is terminated by reason of the employee’s death or disability, the employee is entitled to severance compensation of six months’ base salary and continuation of benefits for six months, and, at the discretion of the board of directors, prorated bonus to the target level. Additionally, if the employee terminates employment for good reason or if we terminate his employment without cause, he is entitled to receive, in the case of Mr. Wisler, twelve months as severance compensation and in the case of Mr. Lewis and Dr. Sasiela, nine months as severance compensation, and at the discretion of the board of directors, prorated bonus to the target level. If we terminate Mr. Burger’s employment without cause, Mr. Burger is entitled to receive as severance compensation nine months’ base salary and continuation of benefits for nine months. If Ms. Pellizzari terminates her employment for good reason or if we terminate her employment without cause, she is entitled to receive as severance compensation nine months’ base salary and continuation of benefits for nine months. The definition of good reason as set forth in the agreements includes an adverse change in the employee’s title, authority or responsibility, our material breach of the agreement and a reduction in salary that is not a result of an across-the-board reduction in senior management compensation. The definition of cause as set forth in the agreements includes the employee’s knowing failure or refusal to perform duties, the employee’s conduct resulting in damage to our reputation, material breach of the confidentiality agreement and the employee’s conviction or plea of guilty of nolo contendere of a felony.

Potential Payments Upon Termination or Change-in-Control

The employment agreements with our named executive officers provide certain benefits upon the termination of employment. If any of Messrs. Wisler or Lewis or Dr. Sasiela is terminated by reason of his death or disability, he is entitled to receive as severance compensation 100% salary and benefits continuation for a period of six months. If he terminates his employment for good reason or we terminate his employment without cause, he is entitled to receive as severance compensation 100% salary and benefits continuation for a period of twelve months for Mr. Wisler and nine months for Mr. Lewis and Dr. Sasiela. If we terminate Mr. Burger’s employment without cause, he is entitled to receive as severance compensation 100% salary and benefits continuation for a period of nine months. If Ms. Pellizzari terminates her employment for good reason or if we terminate her employment without cause, she is entitled to receive as severance compensation 100% salary and benefits continuation for a period of nine months. All payments and benefits are conditioned on the executive’s execution and non-revocation of a general release agreement at the time of termination. All payments due upon termination may be delayed up to six months from the termination date to avoid disfavored tax treatment under Section 409A of the Internal Revenue Code. See “—Employment Agreements and Severance Agreements ” above for the definition of “cause” and “good reason” in each employment agreement.

Pursuant to the restricted stock agreements between us and each of Messrs. Wisler and Lewis and Dr. Sasiela, vesting of the restricted stock subject to the agreements accelerates upon a termination of such named executive officer’s employment without cause. If the termination is not in relation to a change in control of Aegerion, 25% of the then unvested shares vest upon termination by us without cause. If the termination is in relation to a change in control of Aegerion, all of the then unvested shares vest upon termination by us or our successor without cause. Pursuant to an incentive stock option agreement between us and Mr. Burger, in the event Mr. Burger’s employment is terminated without cause in connection with a change of control of Aegerion, half of his then unvested options will immediately vest and become exercisable. The definition of cause used in the restricted stock agreements and Mr. Burger’s incentive stock option agreement is set forth in the named executive officer’s employment agreement with us and described above in “—Employment Agreements and Severance Agreements.”

The tables below reflect (i) the continuation of salary and benefits and (ii) the acceleration of options and the lapsing of repurchase rights for shares of restricted common stock outstanding as of December 31, 2006, for each of our named executive officers, in each case, upon termination, in connection with a change of control or otherwise, or upon the death or disability of the named executive officer. See also “—Employment Agreements and Severance Agreements.”

Gerald Wisler

Executive Benefits and Payments Upon Termination(1)	Without Cause	For Good Reason	For Death or Disability
Base Salary	$335,000	$335,000	$167,500
Continuation of Benefits(2)	$6,400	$6,400	$3,200

Acceleration of Vesting of Options and Restricted Stock on Termination(1)	Without Cause in Connection with a Change of Control	Without Cause Other Than in Connection with a Change of Control
Number of Option Shares and Value upon Termination(3)	—	—
Number of Shares of Vested Stock Received and Value upon Termination(3)	$506,675 shares	$126,669 shares

(1)	Assumes triggering event effective as of December 31, 2007.

(2)	Includes continuation of standard employee benefits, including health insurance and dental insurance for twelve months.

(3)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus.

William H. Lewis

Executive Benefits and Payments Upon Termination(1)	Without Cause	For Good Reason	For Death or Disability
Base Salary	$187,500	$187,500	$125,000
Continuation of Benefits(2)	$4,800	$4,800	$3,200

Acceleration of Vesting of Options and Restricted Stock on Termination(1)	Without Cause in Connection with a Change of Control	Without Cause Other Than in Connection with a Change of Control
Number of Option Shares and Value upon Termination(3)	—	—
Number of Shares of Vested Stock Received and Value upon Termination(3)	$170,703 shares	$42,676 shares

(1)	Assumes triggering event effective as of December 31, 2007.

(2)	Includes continuation of standard employee benefits, including health insurance and dental insurance for nine months.

(3)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus.

William J. Sasiela, Ph.D.

Executive Benefits and Payments Upon Termination(1)	Without Cause	For Good Reason	For Death or Disability
Base Salary	$187,500	$187,500	$125,000
Continuation of Benefits(2)	$4,800	$4,800	$3,200

Acceleration of Vesting of Options and Restricted Stock on Termination(1)	Without Cause in Connection with a Change of Control	Without Cause Other Than in Connection with a Change of Control
Number of Option Shares and Value upon Termination(3)	—	—
Number of Shares of Vested Stock Received and Value upon Termination(3)	169,899 shares $	42,475 shares $

(1)	Assumes triggering event effective as of December 31, 2007.

(2)	Includes continuation of standard employee benefits, including health insurance and dental insurance for nine months.

(3)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus.

Thomas G. Burger

Executive Benefits and Payments Upon Termination(1)	Without Cause	For Good Reason	For Death or Disability
Base Salary	$173,813	—	—
Continuation of Benefits(2)	$4,800	—	—

Acceleration of Vesting of Options and Restricted Stock on Termination(1)	Without Cause in Connection with a Change of Control	Without Cause Other Than in Connection with a Change of Control
Number of Option Shares and Value upon Termination(3)	$70,084	— —
Number of Shares of Vested Stock Received and Value upon Termination(3)	—	—

(1)	Assumes triggering event effective as of December 31, 2007.

(2)	Includes continuation of standard employee benefits, including health insurance and dental insurance for nine months.

(3)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested stock options based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus.

Christine Pellizzari

Executive Benefits and Payments Upon Termination(1)	Without Cause	For Good Reason	For Death or Disability
Base Salary	$168,750	$168,750	—
Continuation of Benefits(2)	$4,800	$4,800	—

Ms. Pellizzari does not receive acceleration of vesting of options or restricted stock upon any termination

Proprietary Information and Inventions Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation — 2007

Non-Employee Director Compensation Policy

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. In connection with this offering, our board of directors adopted a non-employee director compensation policy, to become effective as of the closing of this offering. The policy is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors who are not employees or officers and to align the directors’ interests with the long-term interests of the stockholders. Employee directors will not receive additional compensation for their services as directors.

Under the policy, all non-employee directors shall be paid cash compensation as set forth below.

	Annual Retainer	In-Person Attendance Per Meeting	Telephonic Attendance Per Meeting
Board
Chairman of the Board	$35,000	$1,000	$500
Other Directors	$20,000	$1,000	$500

Audit Committee
Committee Chairman	$10,000	$1,000	$500
Committee Members	$7,500	$1,000	$500

Other Board Committees
Committee Chairman	$7,500	$1,000	$500
Committee Members	$5,000	$1,000	$500

The annual retainer will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. Amounts owing to non-employee directors as annual retainer shall be annualized, meaning that non-employee directors who join the board during the calendar year, and with respect to all non-employee directors for 2008, such amounts shall be pro rated based on the number of calendar days served by such director.

Under the policy, each person who is appointed or elected to the board of directors, or is re-elected to the board of directors, as a non-employee director will be eligible for an option grant to purchase 15,000 shares of common stock under the Corporation’s stock option plan on the date he or she first becomes a non-employee director, or is re-elected to the board of directors, which we refer to as a director option grant. For so long as the director remains on the board of directors, the director option grant shall vest one-third (1/3) on each one-year anniversary of the date of grant. director option grants become immediately exercisable upon the death, disability or retirement of a director or upon a change in control of Aegerion. In addition, the form of option agreement will give directors up to one year following cessation of service as a director to exercise the options (to the extent vested at the date of such cessation), provided that the director has not been removed for cause. The non-employee directors shall also be eligible to participate in our stock option plans on a case by case basis. All of the foregoing options will be granted at fair market value on the date of grant.

Director Compensation Table — 2007(1)

The following table sets forth a summary of the compensation earned by our directors and/or paid to our directors under certain agreements, in each case, in 2007, other than Mr. Wisler. Mr. Wisler receives no additional compensation for his services to us as a director. Mr. Arkowitz joined our board in May 2007 and Dr. Ollier joined our board in September 2007. We have intentionally omitted columns from this table pertaining to types of compensation not paid to our directors in 2007.

Name	Fee Earned or Paid in Cash($)		Stock Awards($)		Option Awards($)		Total($)
David I. Scheer	$43,762	(2)	—		—		$43,762
Antonio M. Gotto Jr., M.D., D.Phil.	$24,500	(3)	$10,332	(4)	—		$34,832
Jason Fisherman, M.D.	—		—		—		—
Alison de Bord	—		—		—		—
David Arkowitz	$24,664		—		$2,583	(5)	$27,247
Michel Ollier	$—		—		—		—

(1)	Other than the stock and option awards described below, at December 31, 2007, there were no stock awards or option awards outstanding and held by our non-employee directors.

(2)	Represents payments made to Scheer & Co., Inc. pursuant to a consulting agreement for services rendered to us by Mr. Scheer in his capacity as Chairman of the Board and for attending meetings of the board of directors, as well as in consideration of certain operational consulting services rendered to us by Mr. Scheer and another representative of Scheer & Co. Mr. Scheer is the President of Scheer & Co., Inc. This agreement will terminate upon completion of this initial public offering. See also “Certain Relationships and Related Person Transactions—Employment and Consulting Agreements.”

(3)	Represents payments made to Dr. Gotto for service to us as a director under our consulting agreement with Dr. Gotto. This agreement will terminate upon completion of this initial public offering. See also “Certain Relationships and Related Person Transactions—Employment and Consulting Agreements.”

(4)	Represents the compensation expense incurred by us under SFAS 123R, excluding an estimate of forfeiture applied by us under SFAS 123R when recognizing stock-based compensation expense for financial reporting purposes, in 2007 in connection with the purchase by Dr. Gotto of 33,979 shares of restricted common stock in April 2006. At December 31, 2007, there was approximately $5,164 unamortized stock-based compensation expense related to these shares, which will be amortized over the remaining vesting period for theses shares. At December 31, 2007, 18,051 of these shares were fully vested with the remaining 15,928 shares to vest in equal quarterly installments through January 2009.

(5)	Represents the compensation expense incurred by us under SFAS 123R, excluding an estimate of forfeiture applied by us under SFAS 123R when recognizing stock-based compensation expense for financial reporting purposes, in 2007 in connection with grant to Mr. Arkowitz of options to purchase 15,000 shares of common in October 2007. The grant date fair value of this award was $3.10 and at December 31, 2007, there was approximately $43,917 unamortized stock-based compensation expense related to these shares, which will be amortized over the remaining vesting period for these shares. At December 31, 2007, none of these options were fully vested. Options to purchase 5,000 shares of common stock vest on May 25 of 2008, 2009 and 2010.

Limitation of Liability and Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys’ fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since inception, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Bridge Financing

In August 2005, we sold convertible promissory notes for an aggregate purchase price of $749,000. The convertible promissory notes accrued interest at a rate of 9% per annum and had a maturity date of February 24, 2006. In December 2005, in connection with the Series A redeemable convertible preferred stock financing described below, the convertible promissory notes, along with accrued but unpaid interest thereon, were automatically converted into an aggregate of 517,408 shares of our Series A redeemable convertible preferred stock at a conversion price of $1.4879 per share, or 80% of the issue price of the Series A redeemable convertible preferred stock sold in the financing. In connection with the bridge financing, we also issued 30,537 shares of our common stock to the purchasers of the note for no additional consideration.

The following table summarizes the participation in the bridge financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Aggregate Consideration Paid	Series A Redeemable Convertible Preferred Shares Issued Upon Conversion of Notes	Common Stock Issued
Advent International Corporation and affiliated entities(1)	$250,000	172,700	10,193
Index Ventures III (Jersey), L.P. and affiliated entities(2)	$250,000	172,699	10,192
Serventia SA, Lugano	$149,000	102,929	6,075
William H. Lewis	$100,000	69,080	4,077

(1)	Consists of 69,080 shares of Series A redeemable convertible preferred stock and 4,077 shares of common stock purchased by Advent Healthcare and Life Sciences III Limited Partnership, 101,548 shares of Series A redeemable convertible preferred stock and 5,994 shares of common stock purchased by Advent Healthcare and Life Sciences III-A Limited Partnership and 2,072 shares of Series A redeemable convertible preferred stock and 122 shares of common stock purchased by Advent Partners HLS III Limited Partnership. Advent International has engaged White Cube Management to advise it with respect to the operation of certain private equity funds including the above listed funds. Jason Fisherman, a director of Aegerion, is a managing director of White Cube. Dr. Fisherman disclaims beneficial ownership except to the extent of his proportionate pecuniary interest therein.

(2)	Consists of 604 shares of Series A redeemable convertible preferred stock and 36 shares of common stock purchased by Yucca Partners LP Jersey Branch as Administrator of the Index Co-Investment Scheme, 113,964 shares of Series A redeemable convertible preferred stock and 6,726 shares of common stock purchased by Index Ventures III (Delaware) L.P., 56,101 shares of Series A redeemable convertible preferred stock and 3,311 shares of common stock purchased by Index Ventures III (Jersey) L.P. and 2,030 shares of Series A redeemable convertible preferred stock and 119 shares of common stock purchased by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. Michèle Ollier, a director of Aegerion, is a partner of Index Ventures. Dr. Ollier disclaims beneficial ownership except to the extent of her proportionate pecuniary interest therein.

Series A Financing

In December 2005, we sold in a private placement an aggregate of 12,211,604 shares of our Series A redeemable convertible preferred stock, $0.001 par value per share. Excluding the 517,408 shares of our Series A redeemable convertible preferred stock that were issued upon conversion of the convertible promissory notes described above at a conversion price of $1.4879 per share, the remaining 11,694,196 shares were sold at a per share price of $1.8599.

The following table summarizes the participation in the Series A financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons, not including the shares of Series A redeemable convertible preferred stock issued upon conversion of the convertible promissory notes, as described above.

Name	Shares of Series A Redeemable Convertible Preferred	Aggregate Purchase Price Paid
Advent International Corporation and affiliated entities(1)	3,091,583	$5,750,035
Alta BioPharma HLS III Limited Partnership and affiliated entities(2)	3,064,681	$5,700,000
Index Ventures III (Jersey), L.P. and affiliated entities(3)	3,360,396	$6,250,001
MVM International Life Sciences Fund No. 1 L.P. and affiliated entities(4)	1,075,327	$2,000,001
Serventia SA, Lugano	940,911	$1,750,000
Jawz II(5)	53,766	$99,999
William H. Lewis	53,766	$99,999

(1)	Consists of 1,239,106 shares of Series A redeemable convertible preferred stock purchased by Advent Healthcare and Life Sciences III Limited Partnership, 1,818,470 shares of Series A redeemable convertible preferred stock purchased by Advent Healthcare and Life Sciences III-A Limited Partnership and 34,007 shares of Series A redeemable convertible preferred stock purchased by Advent Partners HLS III Limited Partnership. Advent International has engaged White Cube Management to advise it with respect to the operation of certain private equity funds including the above listed funds. Jason Fisherman, a director of Aegerion, is a managing director of White Cube. Dr. Fisherman disclaims beneficial ownership except to the extent of his proportionate pecuniary interest therein.

(2)	Consists of 2,806,991 shares of Series A redeemable convertible preferred stock purchased by Alta BioPharma Partners III, L.P., 188,514 shares of Series A redeemable convertible preferred stock purchased by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and 69,176 shares of Series A redeemable convertible preferred stock purchased by Alta Embarcadero BioPharma Partners III, LLC. Alison de Bord, a director of Aegerion, is a principal of Alta BioPharma Partners.

(3)	Consists of 11,761 shares of Series A redeemable convertible preferred stock purchased by Yucca Partners LP Jersey Branch as Administrator of the Index Co-Investment Scheme, 2,217,512 shares of Series A redeemable convertible preferred stock purchased by Index Ventures III (Delaware) L.P., 1,091,621 shares of Series A redeemable convertible preferred stock purchased by Index Ventures III (Jersey) L.P. and 39,502 shares of Series A redeemable convertible preferred stock purchased by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. Michèle Ollier, a director of Aegerion, is a partner of Index Ventures. Dr. Ollier disclaims beneficial ownership except to the extent of her proportionate pecuniary interest therein.

(4)	Consists of 1,064,571 shares of Series A redeemable convertible preferred stock purchased by MVM International Life Sciences Fund No. 1 L.P. and 10,756 shares of Series A redeemable convertible preferred stock purchased by MVM Executive Limited.

(5)	James Wisler, Gerald Wisler’s brother, is Manager of Jawz II LLC, the assets of which are held for the benefit of James Wisler’s children.

Series B Financing

In November 2007, we sold in a private placement an aggregate of 3,810,773 shares of our Series B redeemable convertible preferred stock, $0.001 par value per share, at a per share price of $4.62.

The following table summarizes the participation in the Series B financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons, not including the shares of Series A redeemable convertible preferred stock issued upon conversion of the convertible promissory notes, as described above.

Name	Shares of Series B Redeemable Convertible Preferred	Aggregate Purchase Price Paid
Advent International Corporation and affiliated entities(1)	723,241	$3,341,373.42
Alta BioPharma HLS III Limited Partnership and affiliated entities(2)	679,018	$3,137,063.16
Index Ventures III (Jersey), L.P. and affiliated entities(3)	782,801	$3,616,540.62
MVM International Life Sciences Fund No. 1 L.P. and affiliated entities(4)	238,252	$1,100,724.24
Serventia SA, Lugano	216,450	$999,999.00
David A. Arkowitz	21,645	$99,999.90
Jawz II(5)	11,913	$55,038.06
William H. Lewis	43,290	$199,999.80

(1)	Consists of 289,844 shares of Series B redeemable convertible preferred stock purchased by Advent Healthcare and Life Sciences III Limited Partnership 425,403 shares of Series B redeemable convertible preferred stock purchased by Advent Healthcare and Life Sciences III-A Limited Partnership and 7,994 shares of Series B redeemable convertible preferred stock purchased by Advent Partners HLS III Limited Partnership. Advent International has engaged White Cube Management to advise it with respect to the operation of certain private equity funds including the above listed funds. Jason Fisherman, a director of Aegerion, is a managing director of White Cube. Dr. Fisherman disclaims beneficial ownership except to the extent of his proportionate pecuniary interest therein.

(2)	Consists of 621,923 shares of Series B redeemable convertible preferred stock purchased by Alta BioPharma Partners III, L.P., 41,768 shares of Series B redeemable convertible preferred stock purchased by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and 15,327 shares of Series B redeemable convertible preferred stock purchased by Alta Embarcadero BioPharma Partners III, LLC. Alison de Bord, a director of Aegerion, is a principal of Alta BioPharma Partners.

(3)	Consists of 12,525 shares of Series B redeemable convertible preferred stock purchased by Yucca Partners LP Jersey Branch as Administrator of the Index Co-Investment Scheme, 510,087 shares of Series B redeemable convertible preferred stock purchased by Index Ventures III (Delaware) L.P., 251,103 shares of Series B redeemable convertible preferred stock purchased by Index Ventures III (Jersey) L.P. and 9,086 shares of Series B redeemable convertible preferred stock purchased by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. Michèle Ollier, a director of Aegerion, is a partner of Index Ventures. Dr. Ollier disclaims beneficial ownership except to the extent of her proportionate pecuniary interest therein.

(4)	Consists of 235,869 shares of Series B redeemable convertible preferred stock purchased by MVM International Life Sciences Fund No. 1 L.P. and 2,383 shares of Series B redeemable convertible preferred stock purchased by MVM Executive Limited.

(5)	James Wisler, Gerald Wisler’s brother, is Manager of Jawz II LLC, the assets of which are held for the benefit of James Wisler’s children.

Employment and Consulting Agreements

We have entered into employment agreements with Messrs. Wisler, Lewis and Burger, Ms. Pellizzari and Dr. Sasiela that provide for certain salary, bonus and severance compensation. For more information regarding these agreements, see “Compensation—Employment Agreements and Severance Agreements.”

On February 4, 2005, we issued 1,563,066 shares of common stock for an aggregate purchase price of $2,300 to Scheer Investment Holdings VII LLC in consideration of consulting services rendered to us. David I. Scheer, our Chairman, is the managing member of Scheer Investment Holdings VII LLC.

On July 1, 2005, we entered into a consulting agreement with Scheer & Company, Inc., which was amended and restated on August 1, 2006. David I. Scheer, our Chairman, is the President of Scheer & Company, Inc. As of the date of this prospectus, for services provided, we have paid or accrued to Scheer & Company, Inc. an aggregate of $192,752 for services rendered to us under this agreement. This agreement will terminate effective upon completion of this initial public offering.

On April 4, 2006, we entered into a consulting agreement with Dr. Gotto, one of our directors. As of the date of this prospectus, we owed Dr. Gotto $45,000 for services rendered to us under this agreement. Under his consulting agreement, Dr. Gotto purchased 33,979 shares of restricted common stock for an aggregate purchase price of $50. This agreement will terminate effective upon completion of this initial public offering.

Restricted Stock and Stock Option Awards

For more information regarding restricted stock purchased by our named executive officers and directors, see “Compensation—Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Compensation —Limitation of Liability and Indemnification.”

Registration Rights

Certain of our directors, executive officers, holders of more than 5% of our common stock are party to agreements providing for rights to register under the Securities Act certain shares of our capital stock. For more information regarding these agreements, see “Description of Capital Stock—Registration Rights.”

Policies for Approval of Related Person Transactions

Our board of directors reviews and approves transactions with directors, officers, and holders of five percent or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, prior to our board of directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Following this offering, such transactions must be approved by our audit committee or another independent body of our board of directors. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 31, 2007, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of 5% or more of our outstanding common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after December 31, 2007, although these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 17,806,029 shares outstanding as of December 31, 2007. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby.

For purposes of calculating the number of shares of common stock into which the redeemable convertible preferred stock will be convertible after the completion of this offering, we have assumed the closing of this offering occurs on January 31, 2008, which would result in accumulated dividends of $0.2891 per share of Series A redeemable convertible preferred stock, accumulated dividends of $0.0744 per share of Series B redeemable convertible preferred stock and aggregate accumulated dividends of $0.3635 on all outstanding shares of redeemable convertible preferred stock, payable in additional shares of common stock. However, because each outstanding share of our Series A redeemable convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series A per share purchase price of $1.8599 plus an accumulated dividend of 7% per year by (2) a conversion price equal to $2.7368 per share, and each outstanding shares of our Series B redeemable convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series B per share purchase price of $4.62 plus an accumulated dividend of 7% per year by (2) a conversion price equal to $4.62 per share, the number of shares of common stock into which the outstanding shares of redeemable convertible preferred stock will be converted upon completion of this offering will differ if the actual closing date is different from the assumption set forth above. See “Prospectus Summary—General Information About This Prospectus.” Accordingly, the percentage of common stock beneficially owned before and after this offering may differ from that set forth below.

Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Aegerion Pharmaceuticals, Inc., CenterPoint IV, 1140 Route 22 East, Suite 304, Bridgewater, New Jersey 08807.

	Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Stockholders:
Advent International Corporation and affiliated entities(1)	3,288,896	18.5%
Alta Partners III, Inc. and affiliated entities(2)	3,078,219	17.3%
Index Ventures III (Jersey), L.P. and affiliated entities(3)	3,558,895	20.0%
MVM International Life Sciences Fund No. 1 L.P. and affiliated entities(4)	1,080,077	6.1%
Scheer Investment Holdings VII LLC(5)	1,563,066	8.8%
Serventia SA, Lugano(6)	1,039,550	5.8%

Named Executive Officers and Directors:
Gerald Wisler(7)	1,121,330	6.3%
William J. Sasiela, Ph.D.(8)	339,797	1.9%
William H. Lewis(9)	619,417	3.5%
Thomas G. Burger(10)	76,453	*
Christine Pellizzari	—	*
David I. Scheer(5)	1,563,066	8.8%
David A. Arkowitz	21,865	*
Alison de Bord(2)	3,078,219	17.3%
Jason Fisherman, M.D.(1)	3,288,896	18.5%
Antonio M. Gotto Jr., M.D., D.Phil.	33,979	*
Michèle Ollier, M.D.(3)	3,558,895	20.0%

All executive officers and directors as a group (11 persons)	13,701,917	76.9%

*	Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	The address for Advent Healthcare and Life Sciences III Limited Partnership and its affiliated entities is 75 State Street, Boston, MA 02109. Includes 4,077 shares of common stock, 1,021,175 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 292,790 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Advent Healthcare and Life Sciences III Limited Partnership, 5,994 shares of common, 1,498,774 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 429,726 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Advent Healthcare and Life Sciences III-A Limited Partnership and 122 shares of common stock, 28,163 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 8,075 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Advent Partners HLS III Limited Partnership. Advent International has engaged White Cube Management to advise it with respect to the operation of certain private equity funds including the above listed funds. Jason Fisherman, a director of Aegerion, is a managing director of White Cube. Dr. Fisherman disclaims beneficial ownership except to the extent of his proportionate pecuniary interest therein.

(2)

The address for Alta Partners III, Inc. and its affiliated entities is One Embarcadero Center, Suite 3700, San Francisco, CA 94111. Includes 2,191,148 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 628,244 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Alta BioPharma Partners III, L.P., 147,154 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 42,192 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and 53,999 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and

15,482 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Alta Embarcadero BioPharma Partners III, LLC. Alison de Bord, a director of Aegerion, is a principal of Alta BioPharma Partners. Ms. de Bord disclaims beneficial ownership except to the extent of her proportionate pecuniary interest therein.

(3)	The address for Index Ventures III (Jersey), L.P. and its affiliated entities is P.O. Box 641, No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Includes 36 shares of common, 9,652 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 12,652 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Yucca Partners LP Jersey Branch as Administrator of The Index Co-Investment Scheme, 6,726 shares of common stock, 1,819,959 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 515,271 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Index Ventures III (Delaware) L.P., 3,311 shares of common stock, 895,916 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 253,655 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Index Ventures III (Jersey) L.P. and 119 shares of common stock, 32,420 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 9,178 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. Michèle Ollier, a director of Aegerion, is a partner of Index Ventures. Dr. Ollier disclaims beneficial ownership except to the extent of her proportionate pecuniary interest therein.

(4)	The address for MVM International Life Sciences Fund No. 1 L.P. and its affiliated entities is 6 Henrietta Street, London WC2E 8PU. Includes 831,008 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 238,226 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by MVM International Life Sciences Fund No. 1 L.P. and 8,396 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 2,407 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock owned of record by MVM Executive Limited.

(5)	The address for Scheer Investment Holdings VII LLC is 250 West Main Street, Branford, CT 06405. Mr. Scheer, our Chairman, is the managing member of Scheer Investment Holdings VII LLC. Mr. Scheer disclaims beneficial ownership except to the extent of his proportionate pecuniary interest therein.

(6)	The address for Serventia, SA, Lugano is Via Marconi 4, Casella Postale 5711, CH-6901 Lugano, Switzerland.

(7)	Excludes 169,898 shares of common stock owned of record by the Gerald L. Wisler Irrevocable Deed of Trust for the benefit of Nicole Miranda Wisler, Mr. Wisler’s daughter, and 169,898 shares of common stock owned of record by the Gerald L. Wisler Irrevocable Deed of Trust for the benefit of Michael Robert Wisler, Mr. Wisler’s son. Mr. Wisler’s wife, Damarys G. Wisler, is the trustee for both of these trusts. Mr. Wisler disclaims all beneficial ownership of such shares. Includes 506,675 shares of restricted common stock subject to vesting as of December 31, 2007 pursuant to the terms of Mr. Wisler’s April 6, 2005 restricted stock agreement.

(8)	Includes 169,899 shares of restricted common stock subject to vesting as of December 31, 2007 pursuant to the terms of Dr. Sasiela’s December 1, 2005 restricted stock agreement.

(9)	Includes 170,703 shares of restricted common stock subject to vesting as of December 31, 2007 pursuant to the terms of Mr. Lewis’s April 29, 2005 restricted stock agreement.

(10)	Includes options to purchase 76,453 shares of common stock that are vested within 60 days of December 31, 2007 pursuant to the terms of Mr. Burger’s August 14, 2006 incentive stock option agreement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Upon completion of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of December 31, 2007, we had 4,424,108 shares of our common stock outstanding held by 19 stockholders of record and 16,022,377 shares of our redeemable convertible preferred stock outstanding held by 22 stockholders of record, and outstanding options to purchase 1,197,224 shares of our common stock under our stock option plan at a weighted average exercise price of $3.85 per share, 167,882 of which were exercisable. Upon the completion of this offering, all outstanding shares of our redeemable convertible preferred stock and accumulated dividends thereon will be converted into an aggregate of 13,461,059 shares of common stock, assuming the closing of this offering occurs on January 31, 2008.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Warrants

In March 2007, we entered into a $15.0 million loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, and borrowed $10.0 million under this agreement. In connection with this agreement, we entered into a warrant agreement with Hercules, under which Hercules has the right to purchase the number of shares of our common stock determined by dividing 4.25% of the advances made under the loan agreement by the applicable exercise price. With respect to the initial advance of $10.0 million under the loan agreement, the exercise price per share is $5.27. No further advances will be made under this agreement.

Our warrant agreement with Hercules shall be exercisable for a period ending on the earlier of (i) a merger or sale of Aegerion in which the consideration consists entirely of cash and/or freely tradeable securities or (ii) March 20, 2012. The warrant agreement includes a customary net issuance feature, which allows Hercules to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price, and, if outstanding at March 20, 2012, will be automatically exercised to the extent such warrant is then in-the-money.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

Holders of 13,967,312 shares of our common stock, after giving effect to the conversion of the outstanding redeemable convertible preferred stock and accumulated dividends thereon into common stock upon completion of this offering, have rights, under the terms of an investor rights agreement between us and these holders, to require us to use our best efforts file registration statements under the Securities Act or request that their shares be covered by a registration statement that we are otherwise filing. We refer to these shares as registrable securities. The investor rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement.

Demand Registration Rights. At any time after the earlier of (i) six months following the completion of this offering or (ii) November 9, 2008, subject to certain exceptions, the holders of a majority of the then outstanding registrable securities described above have the right to demand that we file a registration statement covering the offering and sale of their registrable securities. We are not obligated to file a registration statement on more than one occasion upon the request of the holders of a majority of the then outstanding registrable securities.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders of the registrable securities described above have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $2,500,000. We have the ability to delay the filing of such registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period. We are not obligated to effect more than one registration of registrable securities on Form S-3 in any twelve month period.

Piggyback Registration Rights. The holders of the registrable securities described above have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including reasonable attorney’s fees and disbursements of one counsel for the holders of registrable securities in an amount not to exceed an aggregate of $35,000.

Indemnification. The investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the investor rights agreement terminate on the earlier of (i) the fifth anniversary of the completion of this offering and (ii) with respect to any holder of not more than 100,000 registrable securities, when such holder can sell all of such shares under Rule 144 promulgated under the Securities Act without regard to time or volume limitations.

In addition, holders of 299,020 shares of our common stock, including Antonio Gotto, one of our directors, are entitled to piggyback registration rights any time we propose to register any of our securities for public sale, subject to customary exceptions. The piggyback rights are for registration on the same terms as other holders of securities of the same class included in the offering, subject to underwriter cutbacks. Each of these stockholders has waived these rights in connection with this offering.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Upon completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-Laws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owing 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “AEGR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. Of these shares, the              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The              remaining shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or it they qualify for exemption under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus	—
90 days after the date of this prospectus	—
twelve months after the date of this prospectus, or longer if the lock-up period is extended, although a portion of such shares will be subject to volume limitations pursuant to Rule 144

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Lock-Up Agreements

All of our directors and executive officers and substantially all of the holders of our capital stock have signed a lock-up agreement that prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than twelve months from the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Thomas Weisel Partners LLC, as representatives of the underwriters. This twelve-month period may be extended if (i) during the last 17 days of the twelve-month period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the twelve-month period, we announce that we will release earnings results during the 16-day period following the last day of the twelve-month period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the twelve-month period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See “Underwriting” for a more complete description of the terms of these agreements.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of at least 14,266,332 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor an entity classified as a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons can control all substantial decisions of the trust, or (2) it otherwise has validly elected to be treated as a U.S. person for U.S. federal income tax purposes pursuant to the applicable Treasury Regulations.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the Internal Revenue Code of 1986, as amended, applicable final, temporary and proposed U.S. Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations. We cannot assure you that a change in law will not alter significantly the tax considerations we describe in this summary.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. However, dividends that are effectively connected with the conduct by a Non-U.S. Holder of a trade or business by a Non-U.S. Holder within the United States and, in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, such dividends are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements must be complied with (including filing IRS Form W-8ECI, or any successor form, with the payor of the dividend) in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a corporate Non-U.S. Holder (including an entity treated as a corporation for U.S. federal income tax purposes) may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

In order to obtain a reduced rate of U.S. federal withholding tax for dividends under an applicable income tax treaty (and avoid backup withholding as discussed below), a Non-U.S. Holder will be required to (i) provide a properly executed IRS Form W-8BEN (or successors form) certifying under penalties of perjury its entitlement to benefits under the treaty or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

If the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain (See “Dispositions of Our Common Stock” below).

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder (in which case, for a Non-U.S. Holder that is treated as a foreign corporation, the branch profits tax described above may also apply);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” or a “USRPHC” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Internal Revenue Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury regulations. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder meets applicable certification requirements certifying as to its non-U.S. status (which certification may be made by providing a properly executed IRS Form W-8BEN) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Thomas Weisel Partners LLC are acting as joint book-running managers for this offering and, together with Lazard Capital Markets LLC and Collins Stewart LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Lazard Capital Markets LLC
Collins Stewart LLC

Total

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional                      shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $            . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share paid by us
Total

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and substantially all of our stockholders have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period ending twelve months after the date of this prospectus, subject to extension as described below. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray and Thomas Weisel Partners on behalf of the underwriters, subject to certain exceptions.

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue an earnings release or a material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

There can be no assurance that the initial public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active public market for our common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain.

These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in our common stock on The NASDAQ Global Market. Passive market making consists of displaying bids on The NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than € 43,000,000 and (iii) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements for the period February 4, 2005 (Inception) to December 31, 2005, the year ended December 31, 2006 and for the period from February 4, 2005 (Inception) to December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-147528) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and 2006, September 30, 2007 (Unaudited) and September 30, 2007 pro forma (Unaudited)	F-3

Statements of Operations for the period from February 4, 2005 (Inception) to December 31, 2005, the year ended December 31, 2006, the nine months ended September 30, 2006 and 2007 (Unaudited) and the period from February 4, 2005 (Inception) to September 30, 2007 (Unaudited)

F-4
Consolidated Statements of Stockholders’ Equity for the period from February 4, 2005 (Inception) to December 31, 2006 and January 1, 2007 to September 30, 2007 (Unaudited)	F-5

Statements of Cash Flows for the period from February 4, 2005 (Inception) to December 31, 2005, the year ended December 31, 2006, the nine months ended September 30, 2006 and 2007 (Unaudited) and the period from February 4, 2005 (Inception) to December 31, 2007 (Unaudited)

F-6
Notes to Financial Statements	F-7

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Aegerion Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Aegerion Pharmaceuticals, Inc. (a development stage company) as of December 31, 2005 and 2006, and the related statements of operations, stockholders’ deficiency and cash flows for the period from February 4, 2005 (Inception) to December 31, 2005, the year ended December 31, 2006 and for the period from February 4, 2005 (Inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegerion Pharmaceuticals, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for the period from February 4, 2005 (Inception) to December 31, 2005, the year ended December 31, 2006 and for the period from February 4, 2005 (Inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2006 the Company adopted SFAS No. 123(R), “Share Based Payments” applying the modified prospective method at the beginning of fiscal 2006.

/s/ Ernst & Young LLP

MetroPark, New Jersey

March 20, 2007, except as to Note 2, as to which date is May 25, 2007.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

BALANCE SHEETS

	December 31, 2005	December 31, 2006	September 30, 2007	September 30, 2007 Pro forma (Note 1)
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,115,427	$16,563,241	$14,639,253	$
Marketable securities	—	—	1,500,630
Deferred financing fees	—	—	197,870
Prepaid expenses and other current assets	—	153,323	133,396

Total current assets	22,115,427	16,716,564	16,471,149
Property and equipment, net	2,610	29,326	54,298
Other assets	—	25,200	25,200

Total assets	$22,118,037	$16,771,090	$16,550,647	$

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$240,786	$122,355	$2,318,878	$
Accrued compensation	149,000	369,272	343,904
Other accrued liabilities	379,757	576,276	2,262,181
Short term debt	—	—	9,391,720
Warrant liability	—	—	292,414

Total liabilities	769,543	1,067,903	14,609,097

Series A redeemable convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,211,604 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007; and no shares issued and outstanding pro forma (aggregate liquidation preference of $22,782,155 as of December 31, 2005, and $24,429,199 as of December 31, 2006 and $25,653,831 as of September 30, 2007)	22,650,762	24,329,112	25,564,151

Stockholders’ equity (deficiency):
Common stock, $0.001 par value, 22,000,000 shares authorized at December 31, 2005 and 2006, September 30, 2007 and September 30, 2007 pro forma; 4,125,088, 4,424,108, 4,424,108, and shares issued and outstanding at December 31, 2005 and 2006, September 30, 2007 and September 30, 2007 pro forma, respectively	4,125	4,424	4,424
Subscription receivable	(200)	(200)	—
Additional paid-in capital	100,427	—	—
Accumulated other comprehensive loss	—	—	(1,074)
Deficit accumulated during the development stage	(1,406,620)	(8,630,149)	(23,625,951)

Total stockholders’ deficiency	(1,302,268)	(8,625,925)	(23,622,601)

Total liabilities and stockholders’ equity (deficiency)	$22,118,037	$16,771,090	$16,550,647	$

See accompanying notes.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

	Period From February 4, 2005 (Inception) to December 31, 2005	For the Year Ended December 31, 2006		Nine Months Ended September 30,			Period From February 4, 2005 (Inception) to September 30, 2007
				2006	2007
				(Unaudited)			(Unaudited)
Costs and expenses:
Research and development	$141,250		$3,801,924	$2,833,457		$10,667,671	$14,610,845
General and administrative	1,047,193		3,237,577	2,102,670		4,621,795	8,906,565

Total costs and expenses	1,188,443		7,039,501	4,936,127		15,289,466	$23,517,410

Loss from operations	(1,188,443)		(7,039,501)	(4,936,127)		(15,289,466)	(23,517,410)
Interest expense	(235,978)		—	—		(721,585)	(957,563)
Change in fair value of warrant liability	—		—	—		428,186	428,186
Interest income	17,801		871,405	654,116		725,631	1,614,837

Net loss	(1,406,620)		(6,168,096)	(4,282,011)		(14,857,234)	(22,431,950)
Less: accretion of preferred stock dividends	(74,162)		(1,652,025)	(1,210,868)		(1,215,297)	(2,941,484)

Net loss attributable to common stockholders	$(1,480,782)		$(7,820,121)	$(5,492,879)		$(16,072,531)	$(25,373,434)

Basic and diluted net loss attributable to common stockholders per share	$(0.89)		$(3.40)	$(2.52)		$(5.42)

Weighted average shares outstanding—basic and diluted	1,660,340		2,298,331	2,180,968		2,964,883

Pro forma basic and diluted net loss attributable to common stockholders per share		$			$

Pro forma weighted average shares outstanding—basic and diluted

See accompanying notes.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

STATEMENTS OF STOCKHOLDERS’ EQUITY

Period from February 4, 2005 (Inception) to September 30, 2007

	Common Stock		Subscription Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficiency
	Shares	Capital
Balance at February 5, 2005 (Inception)
Issuance of common stock to founders	3,601,847	$3,602	$—	$1,698	$—	$—	$5,300
Issuance of common stock for services	152,907	153	(200)	139,543	—	—	139,496
Employee stock-based compensation	339,797	340	—	6,617	—	—	6,957
Shares issued with convertible debt	30,537	30	—	27,828	—	—	27,858
Accretion of preferred stock dividend	—	—	—	(74,162)	—	—	(74,162)
Accretion of preferred issuance costs	—	—	—	(1,097)	—	—	(1,097)
Net loss	—	—	—	—	—	(1,406,620)	(1,406,620)

Balance at December 31, 2005	4,125,088	4,125	(200)	100,427	—	(1,406,620)	(1,302,268)
Employee stock-based compensation	33,979	34	—	265,138	—	—	265,172
Nonemployee stock-based compensation	265,041	265	—	257,352	—	—	257,617
Accretion of preferred stock dividend	—	—	—	(596,592)	—	(1,055,433)	(1,652,025)
Accretion of preferred stock issuance costs	—	—	—	(26,325)	—	—	(26,325)
Net loss	—	—	—	—	—	(6,168,096)	(6,168,096)

Balance at December 31, 2006	4,424,108	$4,424	$(200)	—		$(8,630,149)	$(8,625,925)

Employee stock-based compensation	—	—	—	774,996	—	—	774,996
Non-employee stock-based compensation	—	—	—	321,476	—	—	321,476
Accretion of preferred stock dividend	—	—	—	(1,076,729)	—	(138,568)	(1,215,297)
Accretion of preferred stock issuance costs	—	—	—	(19,743)	—	—	(19,743)
Payment of subscription receivable	—	—	200	—	—	—	200
Net loss	—	—	—	—	—	(14,857,234)	(14,857,234)
Unrealized loss on securities	—	—	—	—	(1,074)		(1,074)

Total Comprehensive loss	—	—	—	—	—	—	(14,858,308)

Balance at September 30, 2007 (unaudited)	4,424,108	$4,424	$—	$—	$(1,074)	$(23,625,951)	$(23,622,601)

See accompanying notes.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	Period from February 4, 2005 (Inception) to December 31, 2005	For the Year Ended, December 31, 2006	Nine Months Ended September 30,		Period from February 4, 2005 (Inception) to September 30, 2007
			2006	2007
			(Unaudited)		(Unaudited)
Operating activities
Net loss	$(1,406,620)	$(6,168,096)	$(4,282,011)	$(14,857,234)	$(22,431,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	745	6,672	3,627	11,560	18,977
Marketable Securities Premium\Discount	—	—	—	(1,704)	(1,704)
Noncash stock-based compensation	148,053	522,349	325,997	1,096,472	1,766,874
Non-cash interest expense	235,978	—	—	112,320	348,298
Change in fair value of Warrant liability	—	—	—	(428,186)	(428,186)
Changes in Operating Assets and Liabilities
Prepaid expenses and other current assets	—	(153,323)	(145,741)	(177,943)	(331,266)
Other assets	—	(25,200)	(25,200)	—	(25,200)
Accounts payable	240,786	(118,431)	(183,287)	2,196,523	2,318,878
Accrued compensation	149,000	220,272	48,163	(25,368)	343,904
Other accrued liabilities	379,757	196,519	69,456	1,685,905	2,262,181

Net cash used in operating activities	(252,301)	(5,519,238)	(4,188,996)	(10,387,655)	(16,159,194)

Investing activities
Purchases of property and equipment	(3,355)	(33,388)	(29,091)	(36,533)	(73,276)
Purchases of marketable securities	—	—	—	(4,563,000)	(4,563,000)
Maturities of marketable securities	—	—	—	3,063,000	3,063,000

Net cash used in investing activities	(3,355)	(33,388)	(29,091)	(1,536,533)	(1,573,276)

Financing activities
Proceeds from issuances of convertible notes	749,000	—	—	—	749,000
Proceeds from issuances of venture financing	—	—	—	10,000,000	10,000,000
Payment of subscription receivable	—	—	—	200	200
Proceeds from issuances of Common stock	3,700	440	440	—	4,140
Proceeds from issuances of Preferred stock, net	21,618,383	—	—	—	21,618,383

Net cash provided by financing activities	22,371,083	440	440	10,000,200	32,371,723

Net increase (decrease) in cash and cash equivalents	22,115,427	(5,552,186)	(4,217,647)	(1,923,988)	14,639,253
Cash and cash equivalents, beginning of period	—	22,115,427	22,115,427	16,563,241	—

Cash and cash equivalents, end of period	$22,115,427	$16,563,241	$17,897,781	$14,639,253	$14,639,253

Supplemental disclosure of cash flow information
Conversion of Convertible notes into Preferred stock	$(749,000)	$—	$—	$—	$(749,000)

Stock subscription receivable	(200)	—	—	$200	$—

Accretion of redeemable preferred stock dividends and issuance costs	$75,259	$1,678,350	$1,230,612	$1,235,041	$2,988,650

Warrant issued with venture debt	$—	$—	$—	$720,600	$720,600

See accompanying notes.

AEGERION PHARMACEUTICALS, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization, Description of Business and Basis of Presentation

Aegerion Pharmaceuticals, Inc. (the “Company” or “Aegerion”) was incorporated on February 4, 2005 in Delaware. During 2006, the Company opened its headquarters in Bridgewater, New Jersey. Aegerion is focused on building a diversified portfolio of pharmaceutical products and technologies to address the cardiovascular / metabolic disease market. The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital and performing research and development. Accordingly, the Company is considered to be in the development stage as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. The Company operates in one business segment.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical trials. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of equity securities, research and development contract revenue, and in the longer term, revenue from product sales.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, the period from February 4, 2005 (inception) to September 30, 2007 and the statements of stockholders’ equity for the nine months ended September 30, 2007, are unaudited. The unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial position at September 30, 2006 and 2007 and our results of operations and cash flows for the nine months ended September 30, 2006 and 2007 and for the period from February 4, 2005 (inception) to September 30, 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any future period.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet as of September 30, 2007 reflects the sale by the Company of 3,810,773 shares of Series B redeemable convertible preferred stock on November 9, 2007 and the automatic conversion of all outstanding shares of the Company’s Series A and Series B redeemable convertible preferred stock and accrued dividends into an aggregate of              shares of common stock upon completion of the Company’s initial public offering assuming the closing of this offering occurs on                     . The pro forma balance sheet also reflects the mark to market of the warrant liability arising from the warrant agreement with Hercules Technology Growth Capital (“Hercules”) using the assumed IPO price of $             per share which results in interest expense of $             and the reclassification of the warrant agreement from liabilities to equity upon the conversion of the Series A redeemable convertible preferred stock assuming the aforementioned closing of the offering.

The unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding Series A and Series B redeemable convertible preferred stock and accumulated dividends into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering, as if such conversion had occurred at                     .

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with an original maturity of three months or less.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets, which range from three to seven years, using the straight-line method.

Deferred Financing Fees

Deferred financing fees include costs directly attributable to the Company’s offering of its equity securities and its debt financing. These fees are deferred and are capitalized as part of other assets. Fees attributable to the equity offerings will be charged against the proceeds of the offering once completed. Fees attributable to the debt financing are deferred and amortized over the term of the financing. During the first nine months of 2007, the Company expensed approximately $1.9 million of deferred financing fees associated with the Company’s previous initial public offering that was not completed.

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, accounts payable and accrued expenses, approximates their fair values.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of salaries, employee benefits, laboratory supplies, consulting services, clinical services and facility costs. The company has $100,000 and $0 of prepaid research and development costs related to refundable payments to a contract research organization for future services as of December 31, 2006 and September 30, 2007, respectively.

Warrants

The Company accounts for its warrants in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that a financial instrument, other than an outstanding share, that, at inception, is indexed to an obligation to repurchase the issuer’s equity shares, regardless of the timing of the redemption feature, and may require the issuer to settle the obligation by transferring assets shall be classified as a liability. The Company measures the fair value of its warrant liability using the Black-Scholes option pricing model with changes in fair value recognized as non-operating income or expense. The value of the warrant liability at issuance and September 30, 2007 was $720,600 and $292,414.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to credit risks consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents.

Cumulative Redeemable Convertible Preferred Stock

The Company accounts for its cumulative redeemable convertible preferred stock following the guidance of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, FASB Statement No. 133, Derivatives and Financial Instruments, EITF D-98, Classification and Measurement of Redeemable Securities, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments and ASR 268, Redeemable Preferred Stock. The carrying value of redeemable preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the earliest redemption date. These increases have been charged to additional paid-in-capital until that balance was reduced to $0, and has subsequently been charged to deficit accumulated during the development stage.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has adopted FIN 48 as of January 1, 2007, as required and determined that the adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations. The Company did not recognize interest or penalties related to income tax during the nine months ended September 30, 2007 or 2006 and did not accrue for interest or penalties as of September 30, 2007 or December 31, 2006. The Company does not have an accrual for uncertain tax positions as of September 30, 2007 or December 31, 2006. Tax returns for all years 2005 and thereafter are subject to future examination by tax authorities. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.

Net Loss Attributable to Common Stockholders per Share

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share (“SFAS 128”). Under the provisions of SFAS 128, basic net loss attributable to common stockholders per share (“Basic EPS”) is computed by dividing net loss by the weighted-average number of common shares outstanding (excluding unvested founders’ shares subject to repurchase). Diluted net loss attributable to common stockholders (“Diluted EPS”) is computed by dividing net loss by the weighted-average number of common shares and dilutive common shares equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, shares issuable upon the exercise of stock options, and unvested founders’ shares subject to repurchase. Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculation, as their effect is anti-dilutive. The following table summarizes the Company’s calculation of net loss per common share:

Historical	Year Ended December 31,		Nine Months Ended September 30,
	2005	2006	2006	2007
			(Unaudited)
Numerator
Net loss attributable to common stockholders	$(1,480,782)	$(7,820,121)	$(5,492,879)	$(16,072,351)

Denominator
Basic and diluted:
Weighted-average shares of common stock outstanding	3,806,480	3,906,409	3,986,890	4,131,057
Less: weighted-average shares subject to repurchase	(2,146,140)	(1,608,078)	(1,805,922)	(1,166,174)

Shares used in computing basic and diluted net loss per common share	1,660,340	2,298,331	2,180,968	2,964,883

Basic and diluted net loss attributable to common stockholders	$(0.89)	$(3.40)	$(2.52)	$(5.42)

The following table shows historical dilutive common share equivalents outstanding, which are not included in the above historical calculation, as the effect of their inclusion is anti-dilutive during each period.

	Period from February 4, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006	Nine Months Ended September 30,
			2006	2007
			(Unaudited)
Preferred stock	8,324,437	8,927,967	8,760,292	9,373,513
Restricted stock	2,146,140	1,608,078	1,805,922	1,166,174
Options	—	333,001	299,020	697,936

	10,470,577	10,869,046	10,865,234	11,237,623

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”) using the modified prospective method. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (“APB Opinion No. 25”), and its related interpretations, and revises guidance in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company commenced the new method of valuing stock-based compensation as prescribed by SFAS 123(R) on all stock-based awards granted after the effective date. Compensation costs related to all equity instruments granted after January 1, 2006, are recognized at the grant-date fair value of the awards in accordance with the provisions of SFAS No. 123(R). Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. The Company recorded stock based compensation expense related to SFAS 123(R) of $145,928 ($6,457 recorded in research and development and $139,471 in general and administrative expenses) for the period from February 4, 2005 (Inception) to December 31, 2005, $522,349 ($95,331 recorded in research and development expense and $427,018 recorded in general and administrative expenses) for the year ended December 31, 2006, $325,997

($249,450 recorded in research and development and $76,547 in general and administrative expenses) for the nine months ended September 30, 2006 (unaudited), $1,096,472 ($678,189 recorded in research and development expense and $418,283 recorded in general and administrative expenses) for the nine months ended September 30, 2007 (Unaudited), and $1,764,749 ($779,977 recorded in research and development expense and $984,772) recorded in general and administrative expense) for the period from February 4, 2005 (Inception) to September 30, 2007.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

Recently Issued Accounting Standards

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157; however, it does not believe that its adoption will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the expected impact of the provisions of SFAS 159 on our financial results, if any.

In July 2007, the EITF reached consensus on Issue 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities, or EITF 07-3. EITF 07-3 concluded that non-refundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized and that the capitalized amounts should be expensed as the goods are delivered or the services are rendered. If an entity’s expectations change such that it does not expect it will need the goods to be delivered or the services to be rendered, capitalized nonrefundable advance payments should be charged to expense. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. The Company is currently evaluating the expected impact of the provisions of EITF 07-3 on our financial results, if any.

2. Reverse Stock Split

As a result of the 1-for-1.47 reverse stock split that was effected on May 25, 2007, every 1.47 shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the 1-for-1.47 reverse stock split on a retroactive basis.

3. Investments in Marketable Securities

The following is a summary of available for sale securities held by the Company as of September 30, 2007:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate Debt Securities	$1,501,704	$—	$(1,074)	$1,500,630

All of the Company’s available for sale investments as of September 30, 2007 are due in one year or less.

Unrealized gains and losses are reported as a component of accumulated other comprehensive gain/loss in stockholders’ deficiency. For the nine months ended September 30, 2007, unrealized holding losses included in accumulated other comprehensive income/(loss) was $1,074. There were no unrealized gains/losses in prior periods presented.

4. Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Computer and office equipment	$3,355	$31,743	$51,787
Office furniture and equipment	—	5,000	11,178
Construction in progress	—	—	10,310
Less accumulated depreciation and amortization	(745)	(7,417)	(18,977)

Property and equipment, net	$2,610	$29,326	$54,298

Depreciation and amortization expense was $745, $6,672, $3,627, $11,560 and $18,977 for the period from February 4, 2005 (Inception) to December 31, 2005, for the year ended December 31, 2006, for the nine months ended September 30, 2006 and 2007, and for the period from February 4, 2005 (Inception) to September 30, 2007, respectively.

5. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Accrued clinical development costs	$—	$289,765	$2,082,238
Accrued legal	194,664	123,936	—
Other accrued liabilities	185,093	162,575	179,943

Total	$379,757	$576,276	$2,262,181

6. Commitments

Leases

The Company leased certain office facilities and office equipment under operating leases during the year ended December 31, 2006. The future minimum payments for all noncancelable operating leases as of September 30, 2007 are as follows:

Year ending December 31,
Remainder of 2007	$38,900
2008	155,601
2009	153,776
2010	138,619
2011	0
Thereafter	0

Total	$486,896

Rent expense under operating leases was approximately $0, $72,191, $36,096, $108,287 and $180,478 for the period from February 4, 2005 (Inception) to December 31, 2005, for the year ended December 31, 2006, for the nine months ended September 30, 2006 and 2007 (Unaudited), and for the period from February 4, 2005 (Inception) to September 30, 2007, respectively.

Other Commitments

Under the Company’s license agreements, the Company could be required to pay up to a total of $12.2 million in payments for milestones such as the initiation of clinical trials and the granting of patents. From inception through September 30, 2007, the company had paid $991,250 in milestone payments for the execution of agreements, patent approvals and the initiation of U.S. clinical trials. Milestone payments will also be due upon the first administration to a subject using licensed technology in a phase III clinical trial and FDA approvals in addition to sales milestones and royalties payable on commercial sales if any occur.

In May 2006, the Company entered into a license agreement with The Trustees of the University of Pennsylvania (“UPenn”), pursuant to which the Company obtained an exclusive, worldwide license from UPenn to certain know-how and a range of patent rights applicable to our lead compound, AEGR-733. In particular, the Company obtained a license to certain patent rights owned by UPenn relating to the dosing of micrososmal triglyceride transfer proteins (microsomal triglyceride transfer protein inhibitors, including AEGR-733 and AEGR-427), and certain patent rights and know-how covering AEGR-733 that were assigned to UPenn by Bristol-Myers Squibb Company (“BMS”), in the field of monotherapy or in combination with other dyslipidemic therapies, which are therapies for the treatment of abnormally high or low levels of plasma cholesterol or triglycerides, for treatment of patients.

To the extent that rights under the assigned patent rights were not licensed to the Company under our license agreement with UPenn, those rights were licensed by UPenn back to BMS on an exclusive basis pursuant to a technology donation agreement between UPenn and BMS. In the technology donation agreement, BMS agreed not to develop or commercialize any compound (including AEGR-733) covered by the assigned patent rights in the field licensed to the Company exclusively by UPenn. Through our license with UPenn, as provided in the technology donation agreement, the Company has the exclusive right with respect to the assigned patent rights regarding their enforcement and prosecution in the field licensed exclusively to us by UPenn.

The license from UPenn covers, among other things, the development and commercialization of AEGR-733 alone or in combination with other active ingredients. The license is subject to customary non-commercial rights retained by UPenn for non-commercial educational and research purposes. The Company may grant sublicenses under the license, subject to certain limitations. Pursuant to this license agreement, UPenn granted to us first option rights to exclusively license certain improvements to the licensed patent rights developed during the three years after the execution of this license agreement under the direction of Daniel Rader, M.D. at UPenn, and any invention arising from the use of the supply of AEGR-733 provided by us to UPenn (to the extent we do not already own any such invention pursuant to any other agreement with UPenn).

The Company is obligated under this license agreement to use commercially reasonable efforts to develop, commercialize, market and sell at least one product covered by the licensed patent rights, such as AEGR-733. Pursuant to this license agreement, we paid UPenn a one-time license initiation fee of $56,250, which is included in R&D expense in 2005. The Company will be required to make development milestone payments to UPenn of up to an aggregate of $150,000 when a licensed product’s indication is limited to homozygous familial hypercholesterolemia or severe refractory hypercholesterolemia, and an aggregate of $2,550,000 for all other indications within the licensed field (all such development milestone payments for these other indications are payable only once, no matter how many licensed products for these other indications are developed), make specified royalty payments on net sales of products covered by the license (subject to a variety of customary reductions), and share with UPenn specified percentages of sublicensing royalties and other consideration that we receive under any sublicenses that we may grant.

This license agreement will remain in effect on a country-by-country basis until the expiration of the last-to-expire licensed patent right in the applicable country. The Company has the right to terminate this license agreement for UPenn’s uncured material breach of the license agreement or for convenience upon 60 days prior written notice to UPenn, subject to certain specific conditions and consequences. UPenn may terminate this license agreement for our uncured material breach of the license agreement, our uncured failure to make payments to UPenn or if we are the subject of specified bankruptcy or liquidation events.

In May 2006, the Company entered into a license agreement with Bayer Healthcare AG (“Bayer”), pursuant to which the Company obtained an exclusive, worldwide license from Bayer under the patent rights and know-how owned or controlled by Bayer applicable to AEGR-427. This license covers the development and commercialization of AEGR-427 alone or in combination with other active ingredients. The Company may grant sublicenses under the license, subject to certain limitations. Pursuant to this license agreement, the Company granted Bayer a first right of negotiation in the event Aegerion desires to commercialize any licensed products through or with a third party, which expires after 90 days if the parties are unable to come to an agreement. This first right of negotiation applies only to the specific products and in the specific countries potentially subject to third party commercialization.

The Company is obligated under this license agreement to use commercially reasonable efforts to develop and commercialize, at our cost, at least one licensed product, such as AEGR-427. Pursuant to this license agreement, we paid Bayer a one-time initial license fee of $750,000 which is included in R&D expense in 2006. The Company will be required to make certain development milestone payments of up to an aggregate of $4,525,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed products are developed), annual payments for 2007 through 2011, which become non-refundable when paid, totaling $1,000,000 in the aggregate, with each annual payment creditable in full against any development milestones that are or become payable, a one-time commercialization milestone payment of $5,000,000 if we achieve aggregate net sales of licensed products of $250,000,000 (payable only once, no matter how many licensed products are commercialized), and specified royalty payments on net sales of licensed products (subject to a variety of reductions).

This license agreement will remain in effect, and royalties will be payable on sales of licensed products, on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent right in the applicable country or 10 years after the first commercial sale of a licensed product in that country. This license agreement may be terminated by either party for the other party’s uncured material breach of this license agreement, except that Bayer may only terminate the license agreement for our material breach on a country-by-country or product-by-product basis if our breach is reasonably specific to one or more countries or licensed products, or if the other party becomes the subject of a specified bankruptcy or liquidation event. We have the right to terminate the license agreement for convenience upon 60 days prior written notice to Bayer.

The Company has no material commitments for capital expenditures.

7. Convertible Notes

In August 2005, the Company entered into several loan agreements with various financial institutions and individuals (“Holders”), whereby the Holders agreed to loan the Company an aggregate principal amount of $749,000 (“Bridge Loan”) that upon closing would be converted into Series A redeemable convertible preferred stock at the price at which the Series A redeemable convertible preferred stock was sold adjusted for a conversion factor. The interest on these loans was 9.0% per annum and was payable on February 24, 2006 if the notes were held and not converted on such date. As required by the terms of the loans, principal and interest (of $20,869) were converted into 517,408 shares of Series A redeemable convertible preferred stock in December 2005 and no cash interest was paid to the Holders in accordance with the loan agreements. In connection with the issuance of the Bridge Loan, the Company issued 30,537 shares of common stock to the Holders at a fair value of $.91 per share. The corresponding value of $27,538 was recorded as non-cash interest with a corresponding credit to additional paid-in-capital.

Additionally, in accordance with EITF 98-5 and 00-27, as the Bridge Loan was contingently convertible upon issuance, due to the fact that neither the price per share nor the quantity of shares were known, no accounting was required at issuance. Upon conversion in December 2005, both the price and quantity of the shares were known, and a beneficial conversion feature of $187,250 representing the difference between the conversion price and the fair value of the preferred shares multiplied by the number of shares was recorded as non cash interest expense and a increase in the preferred shares.

8. Debt Financing

In March 2007, the Company entered into a $15.0 million loan and security agreement with Hercules and borrowed $10.0 million under this agreement. Principal amount outstanding under this loan agreement bears interest at the prime lending rate, as published by the Wall Street Journal, plus 2.5% per annum, and matures on August 19, 2010 subject to acceleration, at any time, at the discretion of Hercules. In connection with this loan agreement, the Company granted Hercules a first priority security interest on all of the Company’s assets, except for intellectual property.

In connection with this loan agreement, the Company entered into a warrant agreement with Hercules, under which Hercules has the right to purchase the number of shares of the Company’s preferred stock determined by dividing 4.25% of the advances made under the loan agreement by the applicable exercise price. With respect to the initial advance of $10.0 million under the loan agreement, the exercise price per share shall be equal to $5.27. With respect to advances made after September 30, 2007, the exercise price per share will be the simple average of $3.58 and $1.8599, adjusted for stock splits, dividends, recapitalizations and similar events affecting the Company’s common stock. The warrant agreement also includes a customary net issuance feature, which allows Hercules to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price.

9. Capital Structure

Common Stock

At December 31, 2005 and 2006 and September 30, 2007, the Company is authorized to issue 22,000,000 shares of common stock.

Dividends on common stock will be paid when, and if, declared by the Board of Directors. Each holder of common stock is entitled to vote on all matters and is entitled to one vote for each share held. The Company will, at all times, reserve and keep available, out of its authorized but unissued shares of common stock, sufficient shares to affect the conversion of the shares of the convertible preferred stock and stock options. As of December 31, 2006 and September 30, 2007 the Company has reserved 9,260,968 and 10,071,449, respectively shares of common stock for future issuance related to the conversion of the Series A redeemable convertible preferred stock and exercise of the Company’s outstanding stock options. Common shares issued to the founders of the Company vest over a four-year period. Unvested shares are subject to repurchase by the Company at the original issuance price. As of December 31, 2006 and September 30, 2007, there were 1,608,078 and 1,166,174 shares, respectively, subject to repurchase at an aggregate price of $2,366 and $1,716, respectively.

Cumulative Convertible Redeemable Preferred Stock

The Company is authorized to issue 13,000,000 shares of preferred stock. In December 2005, the Company issued 12,211,604 shares of Series A redeemable convertible preferred stock (“Series A”). Such stock is subject to the following rights and privileges:

Voting Series A stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible.

Dividends The holders of Series A are entitled to receive annual dividends at a rate of 7% of the original purchase price in advance of any distributions to common shareholders. Dividends are payable when, if and as, declared by the Board of Directors and are cumulative. No dividends have been declared through September 30, 2007. The company has accrued, in accordance with its redemption value, $74,162, $1,652,025 and $1,215,297 during 2005, 2006 and the nine months ended September 30, 2007, respectively.

Conversion Series A stockholders are entitled, at any time, to cause their shares to be converted into fully paid and nonassessable shares of common stock plus all dividends accrued or declared but unpaid, up to and including the date of conversion. Each share of our Series A is convertible into a number of shares of our common stock determined by dividing (1) the Series A per share purchase price of $1.8599 plus an accumulated dividend of 7% per year (which is calculated on a daily basis and compounded annually) by (2) a conversion price equal to $2.7368 per share. The antidilution rights go into effect if stock is sold at a price less than what was paid by the Series A stockholders. Additionally, the preferred stock will convert automatically (i) upon the affirmative election of the holders of at least a majority of the outstanding shares of preferred stock, or (ii) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock, which results in aggregate net proceeds to the Company of at least $40,000,000 and a per share price of at least $10.95 (appropriately adjusted for any stock dividend, stock split or recapitalization) (a “Qualified Public Offering”).

Redemption Upon the written request of the holders of at least a majority of the shares of Series A, including at least two of the three following holders: Advent Healthcare and Life Sciences III Limited Partnership and affiliated entities, Index Ventures Management S.A. and affiliated entities or Alta BioPharma HLS III Limited Partnership and affiliated entities, voting as a separate class, at any time after December 15, 2010, but prior to a “Qualified Public Offering”, the Company shall redeem on the date that is sixty (60) days following the date of such written request and on each of the first and second anniversaries of such date thirty-three and one-third percent (33  1/3%) of the then outstanding shares of Series A held by such requesting holders and any other holders of Series A who wish to be redeemed concurrently with such requesting holders, at a redemption price equal to the original purchase price of the Series A per share of such Series A (which amount shall be subject to equitable adjustment whenever there shall have occurred a stock split, stock combination, stock dividend or other similar event with respect to the Series A), plus an amount equal to any accrued or declared but unpaid dividends.

Liquidation In the event of any liquidation, dissolution or winding up of the Company, including a change of control, either voluntary or involuntary, the holders of Series A are entitled to receive, in preference to common stock, an amount equal to the purchase price per share, plus all accrued or declared but unpaid dividends (appropriately adjusted for any stock dividend, stock split or recapitalization). After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of common and preferred stock (assuming conversion of preferred stock).

Registration Rights

Holders of shares of the Company’s common stock, after giving effect to the conversion of the outstanding Series A and accumulated dividends thereon, have rights, under the terms of an investor rights agreement between the Company and these holders, to require the Company to use its best efforts to file registration statements under the Securities Act or request that their shares be covered by a registration statement that is otherwise being filed (“Registrable Securities”). The investor rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement.

Demand Registration Rights. At any time after the earlier of (i) six months following the completion of the Company’s initial public offering or (ii) December 15, 2008, subject to certain exceptions, the holders of a majority of the then outstanding Registrable Securities have the right to demand that the Company file a registration statement covering the offering and sale of their Registrable Securities. The Company is not obligated to file a registration statement on more than one occasion upon the request of the holders of a majority of the then outstanding Registrable Securities.

Form S-3 Registration Rights. If the Company is eligible to file a registration statement on Form S-3, the holders of the Registrable Securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $2,500,000. The Company has the ability to delay the filing of such registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if the Company’s board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period. The Company is not obligated to effect more than one registration of Registrable Securities on Form S-3 in any twelve month period.

Piggyback Registration Rights. The holders of the Registrable Securities have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder initiated demand registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration. The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including reasonable attorney’s fees and disbursements of one counsel for the holders of Registrable Securities in an amount not to exceed an aggregate of $35,000.

Indemnification. The investor rights agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Company, and they are obligated to indemnify the Company for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the investor rights agreement terminate on the earlier of (i) the fifth anniversary of the completion of the Company’s initial public offering and (ii) with respect to any holder of not more than 100,000 registrable securities, when such holder can sell all of such shares under Rule 144 promulgated under the Securities Act without regard to time or volume limitations.

In addition, holders of 299,020 shares of common stock are entitled to piggyback registration rights any time the Company proposes to register any of the Company’s securities for public sale, subject to customary exceptions. The piggyback rights are for registration on the same terms as other holders of securities of the same class included in the offering, subject to underwriter cutbacks. Each of these stockholders has waived these rights in connection with this offering.

10. Stock Option Plans

The Company’s 2006 Stock Option and Grant Plan (the “2006 Plan”) was adopted by the Board of Directors in May 2006 and approved by the stockholders in June 2006. The 2006 Plan provides for the granting of options to purchase common stock in the Company to employees and consultants at a price not less than the estimated fair value at the date of grant, or 110% of the estimated fair value at the date of grant if the optionee is a 10% owner of the Company. Under the provisions of the 2006 Plan, no option will have a term in excess of ten years.

The 2006 Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of the Company’s business. The Board of Directors is responsible for determining the individuals to receive option grants, the number of options each individual will receive, the option price per share and the exercise period of each option. Options granted pursuant to the 2006 Plan generally vest over four years and have been granted at the estimated fair value of the Company’s common stock, as determined by the Board of Directors, as of each grant date. The 2006 Plan allows the option holders to exercise their options early, which are then subject to repurchase by the Company at the original exercise price of such options. No early exercise of options occurred through December 31, 2006.

For all equity compensation arrangements awarded between August 2005 and May 2006, the Company has retrospectively established $0.9122 per share as the fair market value, for accounting purposes, of its common stock. In December 2005, the Company completed its Series A financing, in connection with which the preferred stock conversion value was initially fixed at $2.7368 per share, but subject to adjustment downward to $0.9122 in the event the Company did not complete its license agreements with UPenn and Bayer prior to June 15, 2006. The Company completed these license agreements in May 2006, at which time this adjustment mechanism terminated.

In connection with the preparation of the financial statements, the Company retrospectively reassessed the estimated fair value of our Company stock in light of the American Institute of Certified Public Accountants, or AICPA, Practice Aid for Valuations of Privately-Held Company Equity Securities Issued as Compensation, which we refer to as the Practice Aid. In conducting this reassessment, the Company took into consideration the market and income approaches to valuation as set forth in the Practice Aid. In determining the reassessed fair value of our common stock, the Company established as the fair market value, for accounting purposes, of our common stock.

During the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, the Company recorded stock based compensation expense related to FAS 123(R) of $265,138, $134,663 and $774,996, respectively. Of this amount, $87,332, $58,116 and $356,713 was recorded in research and development expense during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively, and $177,806, $76,547 and $418,283 was recorded in general and administrative expenses during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively. No related tax benefits of the share-based compensation costs have been recognized since the Company’s inception.

Upon adoption of SFAS 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to January 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility was calculated based on reported data for selected reasonably similar (or “guideline”) publicly traded companies for which historical information was available. The Company will continue to use the guideline peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The average expected life was determined according to the “SEC shortcut approach” as described in SAB 107, Disclosure about Fair Value of Financial Instruments, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to implied yields available from the 3-year and 5-year U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. The weighted average grant-date fair values of stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007 were $5.02 and $8.02 per share, respectively. The assumptions used in the Black-Scholes option-pricing model are:

	December 31, 2006	September 30, 2007 (unaudited)
Risk-free interest rate	4.8%	4.48%
Dividend yield	0.0	0.0
Weighted average expected life of options (years)	5.9	6.25
Volatility	69.5%	69.75%

At December 31, 2006, total unrecognized share-based compensation costs related to non-vested stock options and restricted common stock granted to employees during the year ended December 31, 2006 were $1,477,734 which related to 332,999 shares. At September 30, 2007, total unrecognized share-based compensation costs related to non-vested stock options granted to employees during the nine months ended September 30, 2007 were approximately $3,695,304 which related to 697,936 shares. This unrecognized cost is expected to be recognized over a weighted-average period of approximately 3.2 years. There were no unrecognized share-based compensation related to non-vested stock option awards granted to employees prior to January 1, 2006. At September 30, 2007, the Company had 358,850 shares available for grant under this plan.

The following table summarizes stock option activity for the Company:

	Number of Shares	Exercise Price Per Share	Options Outstanding Weighted- Average Exercise Price
Balance at December 31, 2005	—	—	—
Shares authorized	—	—	—
Options granted	332,999	$0.37 – $1.10	$0.44
Exercised	—	—	—
Forfeited	—	—	—

Balance at December 31, 2006	332,999	$0.37 – $1.10	$0.44

Shares authorized	—	—	—
Options granted	364,937	$5.27 – 10.39	$6.23
Exercised	—	—	—
Forfeited	—	—	—

Balance at September 30, 2007	697,936	$0.37 – 10.39	$3.47

The total intrinsic value for options granted during 2006 outstanding at December 31, 2006, representing the difference between the estimated fair value of the Company’s common stock and exercise price at date of grant was $1,606,700. The total intrinsic value for options outstanding at September 30, 2007, was $1,550,796.

The following table summarizes information about stock options outstanding at September 30, 2007:

	Outstanding			Exercisable
Exercise Price	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Number of Options	Weighted- Average Exercise Price
$0.37	299,020	$0.37	8.8	80,701	$0.37
$1.10	33,979	1.10	9.1	0	1.10
$5.27	296,299	5.27	9.4	0	5.27
$10.39	68,638	10.39	9.6	0	10.39

	697,936	$3.47	9.2	80,701	$3.47

In 2005, the Company recorded employee stock compensation expense of $6,957 related to restricted stock granted to an employee in December 2005. There were no options granted to employees in 2005. The Company accounts for equity issued to non-employees under SFAS No. 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. As such, the value of such options is periodically re-measured and income or expense is recognized during their vesting terms. The Company recorded compensation expense of $139,543, $257,352, $176,301, $321,476 and $718,371 for the period from February 4, 2005 to December 31, 2005, the year ended December 31, 2006, the nine months ended September 30, 2006 and 2007 and the period from February 4, 2005 (Inception) to September 30, 2007, respectively.

In April 2007 the Company’s Board approved, and in May 2007 the Company’s stockholders approved, the 2007 Stock Option and Incentive Plan under which the Company has reserved 4,000,000 shares for future issuance in connection with incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights.

In April 2007 the Company’s Board approved, and in May 2007 the Company’s stockholders approved, the 2007 Employee Stock Purchase Plan under which the Company affords the opportunity for employees to purchase 600,000 shares of the Company’s common stock.

11. Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan (the “Plan”) available to employees. Employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. As of September 30, 2007, the company has elected to match up to 3% of the employee’s contributions to the Plan. The Company recorded employer contribution expense of $16,378 during the nine months ended September 30, 2007.

12. Income Taxes

As of December 31, 2005, 2006 and September 30, 2007, the Company had deferred tax assets of $563,000, $3,077,000 and $9,262,000, respectively. Realization of the deferred tax assets is dependent upon the Company generating future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance at December 31, 2005 and 2006 and September 30, 2007. The net valuation allowance increased by approximately $563,000, $2,514,000 and $6,185,000 for the period from February 4, 2005 (Inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to net operating loss carryforwards. Significant components of the Company’s deferred tax assets are as follows:

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$292,000	$2,383,000	$7,528,000
Research credits	—	18,000	256,000
Stock Compensation	59,000	298,000	439,000
Other temporary differences	212,000	378,000	1,039,000

Total gross deferred tax assets	563,000	3,077,000	9,262,000
Valuation allowance	(563,000)	(3,077,000)	(9,262,000)

Net deferred tax assets	$—	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the period from February 5, 2005 (Inception) to December 31, 2005, and for the year ended December 31, 2006, is as follows:

	2005	2006
Statutory rate	(34)%	(34)%
State and local income taxes (net of federal tax benefit)	(6)	(6)
Valuation allowance	40	40

Effective tax rates	0%	0%

As of December 31, 2006, the Company had federal net operating loss carryforwards of $6,712,000. The Company also had federal research and development tax credit carryforwards of $18,000. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2025, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

13. Related Party Transactions

In July 2005, the Company entered into a consulting agreement with Scheer & Co., Inc. to provide general corporate advice and consulting. In August 2006, the company entered into a revised agreement with Scheer & Co., Inc. The Company expensed approximately $85,235, $90,311, $ 27,455 and $17,206 in 2005 and 2006 and the first nine months of 2006 and 2007, respectively related to this agreement.

In April 2006, the Company entered into a consulting agreement with Antonio M. Gotto, Jr., M.D., D.Phil for non specific consulting activities on behalf of the company. The Company expensed approximately $26,000 in 2006 and $19,500 and $ 19,000 during the first nine months of 2006 and 2007 related to this agreement.

14. Subsequent Events (unaudited)

In November 2007, the Company sold in a private placement an aggregate of 3,810,773 shares of its Series B redeemable convertible preferred stock, $0.001 par value per share, for aggregate purchase proceeds of $17.6 million.

In October 2007, the Company re-priced two equity awards, made during the quarter ended June 30, 2007, for a total of 68,635 shares of the Company’s common stock from an original exercise price of $10.39 per share to $5.10 per share. In accordance with Statement of Financial Accounting Standards No. 123(R), Accounting for Stock-Based Compensation, the Company has accounted for the re-pricing of these options as a modification of an award and the terms of an award should be treated as an exchange of the original award for a new award. The Company has calculated the incremental value resulting from the modification based on the excess of the fair value of the modified award based on current circumstances over the fair value of the original award. The re-priced awards will vest pursuant to the terms of the original award. There have been no exercises of the re-priced options. The additional stock compensation expense for the calculated excess of the fair value of the modified options issued over the fair value of the original options will be recognized over the remaining vesting period of the award.

In November 2007, the Company entered into a license agreement with The Board of Regents of The University of Texas System, on behalf of The University of Texas Southwestern Medical Center, or UTSW, pursuant to which it obtained an exclusive, worldwide license from UTSW to certain patent rights. The Company is required to pay a non-refundable upfront payment of $50,000, a license reissue fee of $50,000 on the sixth month anniversary of the effective date of the agreement and an annual license reissue fee of $25,000 beginning in November 2009 and until certain development milestone payments are triggered, up to an aggregate of $1,050,000 upon the achievement of certain development milestones (each development milestone payment is payable only once, no matter how many licensed product candidates are developed) and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions).

In November 2007, the Company entered into an agreement with Duke University, or Duke, pursuant to which the Company obtained an exclusive, worldwide license from Duke under the patent rights owned or controlled by Duke to use nitric oxide-related therapeutics based on MTP-Is and other cholesterol-effecting agents (including statins), anti-diabetics and anti-hypertensives. Under this agreement, the Company is required to pay a non-refundable license fee of $600,000, up to an aggregate of $1,650,000 upon the achievement of certain development milestones, $200,000 in the event the Company is acquired by an unaffiliated third party, annual payments for each anniversary date beginning in 2010 in the amount of $75,000 the first year (2010), $100,000 the second year (2011) and $150,000 for each and every year thereafter, with each annual payment creditable in full against any running royalties on net sales owed to Duke, a portion of certain consideration received from our sublicensees (including milestone payments and royalties) and specified royalty payments on net sales of licensed product candidates (subject to a variety of reductions). The Company may grant sublicenses under the license, subject to certain limitations.

             Shares

AEGERION PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

Until ,                      2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotment or subscriptions.

Piper Jaffray	Thomas Weisel Partners LLC

Lazard Capital Markets	Collins Stewart LLC

The date of this prospectus is                     , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Amount to be Paid
SEC registration fee		$2,648
Financial Industry Regulatory Authority, Inc. fee		9,125
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, to be effective upon completion of this offering (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since our inception, we have sold and issued the following unregistered securities (numbers reflect a 1-for-1.47 reverse stock split of our common stock effected on May 25, 2007):

(a) Issuances of Capital Stock.

On February 4, 2005, Scheer Investment Holdings VII LLC, an entity controlled by David I. Scheer, our current Chairman, purchased 1,563,066 shares of our common stock for an aggregate purchase price of $2,300 satisfied in consideration of consulting services.

On April 6, 2005, Gerald Wisler, our Chief Executive Officer, purchased 1,563,066 shares of our common stock for an aggregate purchase price of $2,300.

On April 29, 2005, William H. Lewis, our Chief Financial Officer, purchased 475,715 shares of our common stock for an aggregate purchase price of $700.

Effective April 29, 2005, a former legal advisor agreed to purchase 135,918 shares of our common stock for an aggregate purchase price of $200. These shares were issued in August 2005.

On August 24, 2005, we issued an aggregate of 30,537 shares of our common stock to nine accredited investors in connection with the sale to those investors of convertible promissory notes for an aggregate purchase price of $749,000. No additional consideration was paid for these shares of common stock.

On December 1, 2005, William J. Sasiela, our Chief Medical Officer, purchased 339,797 shares of our common stock for an aggregate purchase price of $500.

On December 1, 2005, we issued 16,989 shares of our common stock to a consultant, in consideration of consulting services rendered to us.

On December 15, 2005, we issued an aggregate of 12,211,604 shares of our Series A redeemable convertible preferred stock to 21 accredited investors for an aggregate purchase price of $22,499,035. Of these shares, 517,408 shares were issued to nine accredited investors upon conversion of the convertible promissory notes sold in August 2005 at a conversion price per share of $1.4879, and the remaining 11,694,196 shares were sold to 21 accredited investors at a price per share of $1.8599.

On April 4, 2006, Dr. Antonio Gotto, a current director, purchased 33,979 shares of our common stock for an aggregate purchase price of $50.

On April 25, 2006, Dr. Daniel Rader, a current member of our Scientific Advisory Board, purchased 265,041 shares of our common stock for an aggregate purchase price of $390.

On November 9, 2007, we issued an aggregate of 3,810,773 shares of our Series B redeemable convertible preferred stock to 22 accredited investors for an aggregate purchase price of $17,605,771.

No underwriters were used in the foregoing transactions. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options.

Since inception, we have issued under our 2006 Option Plan options to purchase an aggregate of 1,197,224 shares of our common stock to certain of our directors, officers, employees and consultants at exercise prices ranging from $0.37 to $5.27 per share. Of these options, 167,882 are exercisable. All of these options were issued in consideration of services rendered to us. No cash or additional consideration was received by us in consideration of our issuance of these options.

The issuances of the securities described above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, New Jersey, on January 4, 2008.

AEGERION PHARMACEUTICALS, INC.

By:	/s/ GERALD WISLER
Gerald Wisler President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 4, 2008:

Signature	Title

/s/ GERALD WISLER Gerald Wisler	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ WILLIAM H. LEWIS William H. Lewis	Chief Financial Officer and Senior Vice President, Finance and Administration (Principal Financial and Accounting Officer)

* David L. Scheer	Chairman of the Board

* David A. Arkowitz	Director

* Alison de Bord	Director

* Jason Fisherman	Director

* Antonio M. Gotto Jr.	Director

* Michèle Ollier	Director

* By:	/S/ GERALD WISLER
Gerald Wisler Attorney-In-fact

EXHIBIT INDEX

Number	Description
1.1*	Form of underwriting agreement

3.1*	Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)

3.3*	Form of Amended and Restated By-laws (to be effective upon completion of this offering)

4.1**	Specimen certificate evidencing shares of common stock

5.1*	Opinion of Goodwin Procter LLP

†10.1**	2006 Stock Option and Grant Plan, as amended, and form of agreements thereunder

†10.2**	2007 Stock Option and Incentive Plan and form of agreements thereunder

10.3**	Amended and Restated Investor Rights Agreement, dated November 9, 2007

†10.4**	Employment Agreement with Gerald Wisler, dated July 1, 2005, as amended

†10.5**	Employment Agreement with William H. Lewis, dated July 1, 2005, as amended

†10.6**	Employment Agreement with William J. Sasiela, dated December 1, 2005, as

†10.7**	Employment Agreement with Christine Pellizzari, dated July 31, 2007, as amended

†10.8**	Employment Agreement with Thomas G. Burger, dated July 31, 2006, as amended

†10.9**	Restricted Stock Purchase Agreement with Gerald Wisler, dated April 6, 2005, as amended

†10.10**	Restricted Stock Purchase Agreement with William H. Lewis, dated April 29, 2005, as amended

†10.11**	Restricted Stock Purchase Agreement with William J. Sasiela, dated December 1, 2005, as amended

†10.12**	Restricted Stock Purchase Agreement with Antonio M. Gotto Jr., dated April 4, 2006, as amended

10.13**	Consulting Agreement with Antonio M. Gotto Jr., dated April 4, 2006, as amended

10.14**	Amended and Restated Consulting Agreement with Scheer & Company, Inc., dated August 1, 2006, as amended

#10.15**	Patent License Agreement with University of Pennsylvania, dated May 19, 2006, as amended September 27, 2006

#10.16**	License Agreement with Bayer Healthcare AG, dated May 31, 2006, as amended February 15, 2007

10.17**	Sublease Agreement with Tibbett & Britten Group North America, Inc., dated June 6, 2006

10.18**	Loan and Security Agreement with Hercules Technology Growth Capital, Inc. dated March 20, 2007

10.19**	Secured Promissory Note in favor of Hercules Technology Growth Capital, Inc. dated March 20, 2007

10.20**	Warrant Agreement with Hercules Technology Growth Capital, Inc. dated March 20, 2007

10.21**	Form of Indemnification Agreement

10.22**	2007 Employee Stock Purchase Plan

†10.23**	Non-Employee Director Compensation Policy

21.1**	Subsidiaries of Aegerion Pharmaceuticals, Inc.

Number	Description
23.1	Consent of Ernst & Young LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on Page II-5)

*	To be filed by amendment.
**	Previously filed.
#	Confidential treatment has been requested for certain provisions of this Exhibit.
†	Indicates management contract or any compensatory plan, contract or arrangement.